As filed with the Securities and Exchange Commission on September 1, 1998.

                                  File No. 333-
                                File No. 811-5343

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                Registration Statement Under the Securities Act of 1933 X
                           Pre-Effective Amendment No.
                          Post-Effective Amendment No.

               For Registration Under the Investment Company Act of 1940 X
                                      Amendment No.

                       Life of Virginia Separate Account 4
                           (Exact Name of Registrant)

                     The Life Insurance Company of Virginia
                               (Name of Depositor)
                              6610 W. Broad Street
                            Richmond, Virginia 23230
                   (Address of Depositor's Principal Executive Office)
                  Depositor's Telephone Number: (804) 281-6000

                               Patricia L. Dysart
                            Associate General Counsel
                     The Life Insurance Company of Virginia
                              6610 W. Broad Street
                            Richmond, Virginia 23230
                     (Name and address of Agent for Service)

                                    Copy to:
                            Stephen E. Roth, Esquire
                       Sutherland, Asbill & Brennan, LLP.
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-24104

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the registration statement.

                     Title of Securities Being Registered:
Interests in a Separate Account Under Flexible Premium Variable Annuity Policies

                                Filing Fee: None

The Registrant is registering an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940, and will file its Rule 24f-2 for the fiscal year ending December 31, 1998, within the time period required in Section 24 of the Investment Company Act of 1940 and applicable regulations thereunder. The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date.

                             Cross Reference Sheet
                             Pursuant to Rule 481

Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required by Form N-4


PART A

Item of Form N-4......................................Prospectus Caption
1.   Cover Page...............................................Cover Page
2.   Definitions.............................................Definitions
3.   Synopsis .............................................Expense Table
4.   Condensed Financial Information.................Condensed Financial
                                                             Information
5.   General
     (a)Depositor.................The Life Insurance Company of Virginia
     (b)Registrant.............................................Account 4
     (c)Portfolio Company....................................Investments
                                                            of Account 4
     (d)Fund Prospectus......................................Investments
                                                            of Account 4
     (e)Voting Rights......................................Voting Rights
     (f)Administrators...............................................N/A
6.   Deductions and Expenses
     (a)General.............................Charges and Other Deductions
     (b)Sales Load %.......................................Expense Table
     (c)Special Purchase Plan...............Charges and Other Deductions
     (d)Commissions.........................Distribution of the Policies
     (e)Expenses-Registrant....................Deductions from Account 4
     (f)Fund Expenses...............................Fund Annual Expenses
     (g)Organizational Expenses......................................N/A
7.   Contracts
     (a)Persons with Rights...........................The Policy; Income
                                                               Payments;
             ..............................................Voting Rights
     (b)(i)  Allocation of Purchase Payments................. Allocation
                                                     of Premium Payments
        (ii) Transfers........................................The Policy
        (iii)Exchanges...............................................N/A
     (c)Changes......................................................N/A
     (d)Inquiries.......................Cover page; (SAI) Written Notice
8.   Annuity Period...........................Income Payments; Transfers
9.   Death Benefit............................................The Policy
10.  Purchases and Contract Value
     (a)Purchases.............................................The Policy
     (b)Valuation..........................................Valuation Day
     (c)Daily Calculation..................................Valuation Day
     (d)Underwriter.........................Distribution of the Policies
11.  Redemptions
     (a)- By Owners..........................The Policy; Income Payments
        - By Annuitant........................................The Policy
     (b)Texas ORP................................Restrictions on Certain
                                             Distributions from Policies
     (c)Check Delay..................................................N/A
     (d)Lapse........................................................N/A
     (e)Free Look.......................................Return Privilege


12.  Taxes...........................................Federal Tax Matters
13.  Legal Proceedings.................................Legal Proceedings
14.  Table of Contents for the
     Statement of Additional Information....................Statement of
                                                  Additional Information
                                                       Table of Contents

PART B

Item of Form N-4..........................................Part B Caption
15.  Cover Page...............................................Cover Page
16.  Table of Contents.................................Table of Contents
17.  General Information and History..................The Life Insurance
                                                     Company of Virginia
18.  Services
     (a)Fees and Expenses of Registrant..............................N/A
     (b)Management Contracts.........................................N/A
     (c)Custodian............................................... . . N/A
        Independent Public Accountant............................Experts
     (d)Assets of Registrant.........................................N/A
     (e)Affiliated Persons...........................................N/A
     (f)Principal Underwriter........................................N/A
19.  Purchase of Securities Being Offered......(Prospectus) Distribution
                                                         of the Policies
     Offering Sales Load......................(Prospectus) Expense Table
20.  Underwriters.............(Prospectus) Distribution of the Policies;
     .......................................Distribution of the Policies
21.  Calculation of Performance Data.....Calculation of Performance Data
22.  Annuity Payments.......................(Prospectus) Income Payments
23.  Financial Statements...........................Financial Statements


PART C -- OTHER INFORMATION

Item of Form N-4..........................................Part C Caption
24.  Financial Statements and Exhibits..............Financial Statements
                                                            and Exhibits
     (a)Financial Statements...................(a)  Financial Statements
     (b)Exhibits...........................................(b)  Exhibits
25.  Directors and Officers of the Depositor...............Directors and
                                                             Officers of
                                                        Life of Virginia
26.  Persons Controlled By or Under Common
     Control with the
     Depositor or Registrant.......................Persons Controlled By
                                                    or In Common Control
                                                      with the Depositor
                                                           or Registrant
27.  Number of Contractowners.....................Number of Policyowners
28.  Indemnification.....................................Indemnification
29.  Principal Underwriters.......................Principal Underwriters
30.  Location of Accounts and Records...Location of Accounts and Records
31.  Management Services.............................Management Services
32.  Undertakings...........................................Undertakings
     Signature Page...........................................Signatures

LIFE OF VIRGINIA SEPARATE ACCOUNT 4
PROSPECTUS FOR THE
FLEXIBLE PREMIUM VARIABLE DEFERRED
ANNUITY POLICY
FORM P1152 1/99

issued by:
The Life Insurance Company of Virginia
6610 West Broad Street
Richmond, Virginia 23230
Telephone: (804) 281-6000


This Prospectus describes the individual flexible premium variable deferred annuity policy (the "Policy") issued by The Life Insurance Company of Virginia (the "Company," "we," "us," or "our"). You do not pay current federal income tax on the Policy's growth if it is maintained in the policy. Under some qualified plans, premium payments into the Policy are also not taxable until you retire.

Under the Policy, you accumulate Account Value that you can use to buy retirement income payments. The income payments can be variable or fixed in amount. You pick the date when payments start. If the annuitant dies before payments start, your beneficiary receives a death benefit.

The minimum amount you need to purchase the Policy is $10,000.

Investments (premium payments), including the automatic bonus credits we provide you, may accumulate Account Value on a variable or fixed basis, or both. If you choose our variable option (Life of Virginia Separate Account 4), we will invest your premium payments and bonus credits in shares of designated portfolios each of which is a part of a series-type investment company (the "Funds"). The Funds are:

      GE Investments Funds, Inc.

You bear the investment risk if you allocate your premium payments and bonus credits to our variable option. Your Account Value will depend on the performance of the Funds.

If you choose our fixed option (our Guarantee Account), your premium payments and bonus credits will grow at a rate of at least 3%. We take the investment risk of premium payments and bonus credits allocated to our fixed option. The Guarantee Account is part of our General Account and may not be available in all states.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

SHARES IN THE FUNDS AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

This Prospectus details the information regarding Account 4 and our Guarantee Account that you should know before investing. This prospectus should be read carefully before investing and should be kept for future reference.

A statement of additional information ("SAI"), dated ____ __, 1998, concerning Account 4 has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by this reference into this Prospectus. If you would like a free copy, call us at 1-800-352-9910. The SAI and other information about the Policy is available on the SEC's internet site at http://www.sec.gov. A table of contents for the SAI appears on the last page of this Prospectus.

This Prospectus is dated ____ __, 1998

Table of Contents

                                                                          Page

Definitions...................................................................

Expense tables................................................................

Synopsis......................................................................

Condensed Financial Information...............................................

Investment Results............................................................

Financial Statements..........................................................

The Life Insurance Company of Virginia........................................

Account 4.....................................................................

Guarantee Account.............................................................

Charges and Other Deductions..................................................

The Policy....................................................................

Income Payments...............................................................

Federal Tax Matters...........................................................

Voting Rights.................................................................

Requesting Payments...........................................................

Distribution of the Policies..................................................

Owner Questions...............................................................

Return Privilege..............................................................

State Regulation..............................................................

Records and Reports...........................................................

Other Information.............................................................

Year 2000 Compliance..........................................................

Legal Matters.................................................................

Table of Contents for Statement of Additional Information.....................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

DEFINITIONS

We have tried to make this Prospectus as understandable for you as possible. However, in explaining how the Policy works, we have had to use certain terms that have special meanings. These terms are defined below.

Account Value -- The value of the Policy equal to the Account Value allocated to the Investment Subdivisions of Account 4 and the Guarantee Account.

Account 4 -- Life of Virginia Separate Account 4, a separate investment account established by the Company to receive and invest premiums paid under the Policies, and other variable annuity policies issued by the Company.

Accumulation Unit -- An accounting unit of measure used in calculating the Account Value in Account 4 prior to the Maturity Date.

Additional Premium Payment -- Any Premium Payment made after the initial Premium Payment.

Age -- The age of the Annuitant as of the Policy Date.

Annuitant -- The Annuitant is the person named in the Policy upon whose age and, where appropriate, sex, Monthly Income Benefits are determined.

Annuity Unit -- An accounting unit of measure used in the calculation of the amount of the second and each subsequent Variable Income Payment.

Bonus Credit -- A bonus credit is the enhanced premium amount described in your Policy.

Code -- The Internal Revenue Code of 1986, as amended.

Company -- The Life Insurance Company of Virginia. "We", "us" or "our" refers to the Company.

Contingent Annuitant -- The person named by the Owner who at the death of the Annuitant prior to the Maturity Date may become the Annuitant in certain circumstances.

Death Benefit -- The benefit provided under a Policy upon the death of an Annuitant prior to the Maturity Date.

Designated Beneficiary(ies) -- The person(s) designated in the Policy who is alive (or in existence for non-natural designations) on the date of an Owner's, Joint Owner's or Annuitant's death and who will be treated as the sole owner of the Policy following such a death.

Due Proof of Death -- Proof of death that is satisfactory to us. Such proof may consist of the following if acceptable to the Company:

(a)   A certified copy of the death certificate; or
(b) A certified copy of the decree of a court of competent jurisdiction as to the finding of death.

Fixed Income Payments -- Payments made pursuant to an optional payment plan the value of which are fixed and guaranteed by the Company.

Fund -- Any open-end management investment company or portfolio thereof, or unit investment trust or series thereof, in which an Investment Subdivision invests.

General Account -- The assets of the Company that are not segregated in any of the separate investment accounts of the Company.

Guarantee Account -- Part of our General Account that provides a Guaranteed Interest Rate for a specified Guarantee Period. This account is not part of and does not depend on the investment performance of Account 4.

Guarantee Period -- A specific period for which we agree to credit a particular effective annual rate of interest.

Guaranteed Interest Rate -- The applicable effective annual rate of interest that we will pay on a Guarantee Amount. The Guaranteed Interest Rate will be at least three percent per year.

Home Office -- The principal offices of the Company at 6610 West Broad Street, Richmond, Virginia 23230.

Income Payment -- One of a series of payments made under either a Monthly Income Benefit or one of the optional payment plans.

Investment Options -- Any available Guarantee Period of the Guarantee Account and Investment Subdivision of Account 4.

Investment Subdivision -- A subdivision of Account 4, each of which invests exclusively in shares of a designated portfolio of one of the Funds. All Investment Subdivisions may not be available in all states or in all markets.

Joint Owner -- Joint Owners own the Policy equally. If one Joint Owner dies, the surviving Joint Owner has a right of survivorship to the Policy.

IRA Policy -- An individual retirement annuity policy that receives favorable federal income tax treatment under Section 408 of the Code.

Maturity Date -- The date stated in the Policy on which Income Payments are scheduled to commence, if the Annuitant is living on that date.

Maturity Value -- The Surrender Value of the Policy on the date immediately preceding the Maturity Date.

Money Market Investment Subdivision -- The Investment Subdivision that invests in the Money Market Fund of GE Investments Fund, Inc.

Monthly Income Benefit -- The monthly amounts payable to the Owner beginning on the Maturity Date if the Annuitant is still living.

Net Investment Factor -- An index applied to measure the investment performance of an Investment Subdivision from one Valuation Period to the next.

Net Premium Payment -- A Premium Payment less any applicable premium tax.

Non-Qualified Policy -- Policies not sold or used in connection with retirement plans receiving favorable federal income tax treatment under the Code.

Owner -- The person or persons (in the case of Joint Owners) entitled to receive Income Payments after the Maturity Date. The Owner also is entitled to the ownership rights stated in the Policy during the lifetime of the Annuitant and in any application. "You" or "your" refers to the Owner or Joint Owners.

Policy -- The variable annuity policy issued by the Company and described in this Prospectus. The term "Policy" or "Policies" includes the Policy described in this Prospectus, a policy application, any supplemental applications, and any endorsements and riders.

Policy Date -- The date the Policy is issued and becomes effective. Your Policy Date is shown in your Policy and is used to determine Policy years and anniversaries.

Premium Payment(s) -- An amount paid to the Company by the Owner or on the Owner's behalf as consideration for the benefits provided by the Policy.

Qualified Policies -- Policies used in connection with retirement plans which receive favorable federal income tax treatment under the Code.

Surrender Value -- The Account Value less any applicable surrender charge, premium tax, and optional benefit charges.

Valuation Day -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Fund does not value its shares.

Valuation Period -- The period between the close of business on a Valuation Day and the close of business on the next succeeding Valuation Day.

Variable Income Payments -- Payments made pursuant to a payment plan and which fluctuate based on the investment performance of Investment Subdivisions selected by the Owner.

                                 Expense Table

This table describes the various costs and expenses that you will pay (either directly or indirectly) if you purchase the Policy. The table reflects expenses both of Investment Subdivisions of Account 4 and of the portfolios. For more complete descriptions of the various costs and expenses involved, see Charges and Other Deductions in this Prospectus, and the Fund prospectuses. Premium taxes may also be applicable, although they do not appear in the table. In addition, we reserve the right to impose a transfer charge, although we do not currently do so.

Owner transaction expenses:

      The maximum surrender charge (as a percentage of Premium Payments
      surrendered/withdrawn):                   8%

The surrender charge percentage is reduced over time. In general, the later a redemption occurs after a Premium Payment is surrendered or withdrawn, the lower the surrender charge with respect to that surrender or withdrawal. We cannot deduct more than 8 1/2% of the total Premium Payments you have made under the Policy. See Surrender Charge.

      Transfer Charge:                          None

Annual Expenses (as a percentage of Account Value):

Mortality and Expense Risk Charge               1.30%
Administrative Expense Charge                    .25%
---------------------------------               -----
Total Annual Expenses                           1.55%

Other Annual Expenses:

Annual Policy Maintenance Charge                 $25*
Maximum Guaranteed Minimum Death
Benefit Charge (as a percentage
    of average benefit amount)                   .35%

* This charge is not assessed if your Account Value at the time the charge is due is at least $10,000.

------------------------------------------------------------------------------

Fund Annual Expenses

Annual expenses of the portfolios of the Funds for the year ended December 31, 1997: (as a percentage of each portfolio's average net assets):




                              Management        12b-1       Other               Total
                              fees        +     fees        expenses    =    expenses

___________ Fund

  1.
  2.
  3.
  4.
  5.
  6.
  7.
  8.
  9.
 10.



Examples

These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

                              *       *      *

1. If you surrender your Policy at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:*

                                                 With GMDB charges

                                          1 year                  3 years

___________ Fund

  1.
  2.
  3.
  4.
  5.
  6.
  7.
  8.
  9.
 10.

                                             Without GMDB charges

                                          1 year            3 years
____________Fund

  1.
  2.
  3.
  4.
  5.
  6.
  7.
  8.
  9.
 10.



2. If you do not surrender your Policy, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:*

                                              With GMDB charges

                                          1 year            3 years

_____________Fund

  1.
  2.
  3.
  4.
  5.
  6.
  7.
  8.
  9.
 10.


                                             Without GMDB charges

                                          1 year            3 years


_____________Fund

  1.
  2.
  3.
  4.
  5.
  6.
  7.
  8.
  9.
 10.

*These expenses are for the fiscal year ending December 31, 1997.

All of the figures provided under the subheading Fund Annual Expenses and part of the data used to produce the figures in the examples were supplied by the Funds. We have not independently verified this information.

Other Policies
We offer other variable annuity policies which also may invest in many of the same Funds offered under the Policy. These policies have different charges that could affect their investment subdivisions' performance, and they offer different benefits.

Synopsis

What type of Policy am I buying? It is an individual flexible premium variable deferred annuity policy issued by us. It may be issued as a Qualified Policy or as a Non-Qualified Policy. This Prospectus is intended to provide disclosure only about the Policy. See The Policy.

How does the Policy work? Once we approve your application, you will be issued the Policy. During the accumulation period, while you are paying in, your Net Premium Payments, along with the automatic bonus we provide you (see Bonus Credits), can be used to buy Accumulation Units under Account 4 or interests in the Guarantee Account. Should you decide to annuitize (that is, change your Policy to a payout mode rather than an accumulation mode), your Accumulation Units and Guarantee Account interests will be converted to Annuity Units. You can choose a fixed or variable Income Payment. If you choose a variable Income Payment, your periodic Income Payment will be based upon the number of Annuity Units to which you became entitled at the time you decided to annuitize and the value of each unit on that Valuation Day. See The Policy.

What is Account 4? It is a segregated asset account established under Virginia insurance law, and registered with the SEC as a unit investment trust. The assets of Account 4 are allocated to one or more Investment Subdivisions, according to your investment choice. Those assets are not chargeable with liabilities arising out of any other business which we may conduct. See Account 4.

What are my variable investment choices? Through its various Investment Subdivisions, Account 4 uses your Net Premium Payments to purchase shares, at your direction, in one or more of the portfolios of the _______ Funds. In turn, each portfolio holds securities consistent with its own particular investment policy. See Investments of Account 4.

What is the Guarantee Account? We offer fixed investment choices through our Guarantee Account. The Guarantee Account is part of our General Account and pays interest at declared rates ("Guaranteed Interest Rates") guaranteed by us for selected periods of time ("Guarantee Periods"). The principal, after deductions, is also guaranteed. Since the Guarantee Account is part of the General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations. The Guarantee Account may not be available in all states.

Due to certain exemptive and exclusionary provisions, interests issued by us in connection with the Guarantee Account have not been registered under the Securities Act of 1933 (the "1933 Act"), and neither the Guarantee Account nor our General Account has been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the interests in the Guarantee Account, nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account, and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

The Guarantee Account is not part of and does not depend on the investment performance of Account 4. Under the Guarantee Account you may allocate all or a portion of your Net Premium Payments and bonus credits, and transfer Account Value among Guarantee Periods.

What charges are associated with this Policy? Should you decide to withdraw Account Value before your Premium Payments have been in your Policy for a certain minimum period, you will incur a surrender charge of anywhere from 0% to 8%, depending upon how many full Years those payments have been in the Policy. (Note: This surrender charge is not assessed upon Account Value surrendered, partially surrendered or annuitized that represents gain. You may also partially surrender up to 10% of Premium Payments each Policy Year without application of the surrender charge. The surrender charge is not assessed against any Account Value annuitized under an Optional Payment Plan with a life contingency or period certain guaranteeing payments for five years or more. The surrender charge is waived under certain other conditions). See Surrender Charge.

If your state assesses a premium tax with respect to your Policy, then at the time the tax is incurred (or at such other time as we may choose), we will deduct those amounts from Premium

Payments or Account Value, as applicable. See Charges and Other Deductions and Deductions for Premium Taxes.

We assess annual charges in the aggregate at an effective annual rate of 1.55% against the daily net asset value of Account 4, including that portion of the account attributable to your Premium Payments. These charges consist of .25% as an administrative expense charge and 1.30% as a mortality and expense risk charge. If the Guaranteed Minimum Death Benefit Rider (the "GMDB rider") is in effect, we will assess an annual charge for the benefit under the rider. The charge at full surrender for this benefit will be a pro-rata portion of the annual charge. We guarantee that the charge for this benefit will never exceed an annual rate of .35% of the prior year's average guaranteed minimum death benefit. For a complete discussion of the charges associated with the Policy, see Charges and Other Deductions.

There are expenses associated with the Funds. These include management fees and other expenses associated with the daily operation of each portfolio. See Investments of Account 4. These Fund expenses are more fully described in the Prospectus for each Fund.

How much must I pay, and how often? Subject to certain minimum and maximum payments, the amount and frequency of your Premium Payments are completely flexible. See The Policies - Premium Payments.

How will my Income Payments be calculated? We will pay you a monthly income beginning on the Maturity Date if the Annuitant is still living. You may also decide to annuitize under one of the Optional Payment Plans. Your initial payment will be based on Maturity Value and other factors. See Income Payments.

What happens if I die before the Maturity Date? Prior to the Maturity Date, if an Owner, Joint Owner, or Annuitant dies while the Policy is in force, the Designated Beneficiary will be treated as the sole owner of the Policy, subject to certain distribution rules. A Death Benefit may be payable to the Designated Beneficiary. See Death of the Owner, Joint Owner or Annuitant Before the Maturity Date.

May I transfer Account Value among portfolios? Yes; there are no limits on how often you may do so. The minimum transfer amount is currently $250 or the entire balance in the Investment Subdivision if the transfer will leave a balance of less than $250. Transfers from or to the Guarantee Account may be subject to restrictions described in the Guarantee Account rider. See The Policies - Transfers Before the Maturity Date, Income Payments - Transfers following the Maturity Date, and the Guarantee Account rider.

May I surrender the Policy or make a partial surrender? Yes, subject to Policy requirements and to restrictions imposed under certain retirement plans. Owners under a plan for a public school system or tax-exempt institution qualifying under Section 403(b) of the Code are subject to special restrictions upon surrender and partial surrender.

If you surrender the Policy or make a partial surrender, certain charges may be assessed, as discussed above and under Charges and Other Deductions. In addition, the Code may require the assessment of a 10% premature withdrawal penalty tax if you are younger than age 59 1/2 at the time of the surrender. A surrender or a partial surrender may also be subject to 20% withholding. See Federal Tax Matters and Withholding. A partial surrender will reduce the death benefit by the proportion that the partial surrender (including any applicable surrender charge) reduces Account Value.

Do I get a free look at this Policy? Yes. You have the right to return the Policy to us at our Home Office, and have us cancel the Policy within a certain number of days (usually 10 days from the date you receive the Policy, but some states require different periods).

If you exercise this right, we will cancel the Policy as of the day we receive it and send you a refund equal to your Account Value less any bonus credits but plus any charges we have deducted on or before the date we received the returned Contract, or if greater and required by the law of your state, your Premium Payments (less any withdraws previously taken). In these states, if you allocated amounts to Account 4, those amounts will be allocated to the Money Market Investment Subdivision until the period expires. See Return Privilege.

Condensed Financial Information

Because the Investment Subdivisions which are available under the Policy did not begin operation before the date of this prospectus, financial information for the Investment Subdivisions is not included in this prospectus or in the SAI.

Investment Results

At times, Account 4 may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without surrender charges. Results calculated without surrender charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. See the SAI for further information.

Financial Statements

The financial statements for the Company are located in the SAI. If you would like a free copy of the SAI, call 1-800-352-9910. Otherwise, the SAI is available on the SEC's website at http://www.sec.gov.

The Life Insurance Company of Virginia

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We are principally engaged in the offering of life insurance and annuity policies. We are admitted to do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230.

Eighty percent of our capital stock is owned by General Electric Capital Assurance Company ("GE Capital Assurance"), which is an indirect wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). The remaining 20% is owned by GE Financial Assurance Holdings Inc., a direct wholly-owned subsidiary of General Electric Capital Corporation. GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's indirect parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large electric power generation equipment.

GNA Corporation, a direct wholly-owned subsidiary of GE Financial Assurance Holdings, Inc., directly owns the stock of Capital Brokerage Corporation (the principal underwriter for the Policies and a broker/dealer registered with the U.S. Securities and Exchange Commission).

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

Account 4

We established Account 4 as a separate investment account on August 19, 1987. Account 4 may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios, and is used to support the Policy as well as for other purposes permitted by law.

Account 4 currently has __ Investment Subdivisions available under the Policy, but that number may change in the future. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of the Fund described below. Net Premium Payments and bonus credits (see Bonus Credits), are allocated in accordance with your instructions among up to ten of the __ Investment Subdivisions available under the Policy.

The assets of Account 4 belong to us. Nonetheless, the assets in Account 4 attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of Account 4 shall, however, be available to cover the liabilities of our General Account to the extent that the assets of Account 4 exceed its liabilities arising under the Policies supported by it. Income and both realized and unrealized gains or losses from the assets of Account 4 are credited to or charged against Account 4 without regard to the income, gains or losses arising out of any other business we may conduct.

Account 4 is registered with the SEC as a unit investment trust under the 1940 Act and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Account 4 by the SEC. You assume the full investment risk for all amounts placed in Account 4.

Investments of Account 4
You decide the Investment Subdivisions to which you allocate Net Premium Payments and bonus credits. You may change your allocation without penalty or charges. There is a separate Investment Subdivision which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the Securities and Exchange Commission as a diversified open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing an Investment Subdivision to allocate your Net Premium Payments, bonus credits, and Account Value, carefully read the prospectus for each Fund, along with this Prospectus. The investment objectives of each of the portfolios are summarized below. There is no assurance that these objectives will be met.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Funds, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manger, or if the other portfolio has a similar name.

The Funds are listed as follows.





------------------ ----------------------- -------------------------      ------------------------

                            Fund              Investment Strategy                  Adviser
------------------ ----------------------- -------------------------      ------------------------

                                              High current income
                                             consistent with high               GE Investment
                                            liquidity and safety of        Management Incorporated
                    Money Market Fund of       principal through
   Money Market     GE Investments Funds,  investments in high quality
       Fund                 Inc.            money market securities



We will purchase shares of the portfolios at net asset value and direct them to the appropriate Investment Subdivisions of Account 4. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay Death Benefits and surrender/partial surrender proceeds, to make Income Payments, or for other purposes described in the Policy. All dividend and capital gain distributions of the portfolios are automatically reinvested in shares of the distributing portfolios at their net asset value on the date of distribution. Dividends are not paid out to Owners as additional units, but are reflected in unit values.

Shares of the Funds are not sold directly to the general public. They are sold to the Company, and may be sold to other insurance companies, for investment of the assets of the investment subdivisions established by those insurance companies to fund variable annuity and variable life insurance policies, or to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectuses for the Funds.

Changes to Account 4 and the Investment Subdivisions
We reserve the right, within the law, to make additions, deletions and substitutions for the Funds and/or any portfolios within the Funds in which Account 4 participates. (We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the Policy. This substitution might occur if shares of a portfolio should no longer be available, or if investment in any portfolio's shares should become inappropriate, in the judgment of our management, for the purposes of the Policy.) No substitution of the shares attributable to your account may take place without notice to you and before approval of the SEC, in accordance with the 1940 Act.

We also reserve the right to establish additional Investment Subdivisions, each of which would invest in a separate portfolio of a Fund, or in shares of another investment company, with a specified investment objective. One or more Investment Subdivisions also may be eliminated if, in our sole discretion, marketing, tax, or investment conditions warrant.

If permitted by law, we may deregister Account 4 under the 1940 Act in the event such registration is no longer required; manage Account 4 under the direction of a committee; or combine Account 4 with other separate accounts of the Company. Further, to the extent permitted by applicable law, we may transfer the assets of Account 4 to another separate account.

The Guarantee Account

You may allocate some or all of your Net Premium Payments and bonus credits, and transfer some or all of your Account Value, to the Guarantee Account. The portion of the Account Value allocated to the Guarantee Account is credited with interest, (as described below), and any charges assessed in connection with the Policy. See Charges and Other Deductions.

Each time you allocate Net Premium Payments and bonus credits, or transfer Account Value to the Guarantee Account, we establish an interest rate guarantee period. Your Net Premium Payment and its accompanying bonus credits will share the same Guarantee Period. Each Guarantee Period is guaranteed an interest rate for a specified period of time. At the end of the Guarantee Period, a new interest rate will become effective, and a one year Guarantee Period will commence for the remaining portion of that particular allocation. We determine interest rates in our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as Premium Payments or transfers of Account Value under the Policies. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a Guarantee Period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. Amounts allocated to the Guarantee Account will not share in the investment performance of our General Account, or any portion thereof. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF INTEREST RATES IN FUTURE GUARANTEE PERIODS. HOWEVER, THE INTEREST RATES FOR ANY INTEREST GUARANTEE PERIOD WILL BE AT LEAST THE GUARANTEED INTEREST RATE SHOWN IN YOUR POLICY.


During the 30 day period following the expiration of a Guarantee Period ("30 day window"), you may transfer the remaining portion of that particular allocation from the expiring Guarantee Period to another fixed interest rate option with a new Guarantee Period or to an Investment Subdivision. During the 30 day window, the allocation will accrue interest at the new Guarantee Period's interest rate.

We will notify Owners in writing at least 10 days prior to the expiration date of any Guarantee Period about the then currently available Guarantee Periods and the Guaranteed Interest Rates applicable to such Guarantee Periods. A new one year Guarantee Period will commence automatically unless we receive written notice prior to the end of the 30 day window of your election of a different Guarantee Period from among those being offered by us at that time, or instructions to transfer all or a portion of the remaining amount to an Investment Subdivision.

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods that differ from those available when the Policy was issued, and to credit bonus interest on Premium Payments allocated to a Guarantee Account participating in the Dollar-Cost Averaging Program.

(This may not be available to all classes of Policies.) We also reserve the right, at any time, to stop accepting Premium Payments or transfers of Account Value to a particular Guarantee Period. Since the specific Guarantee Periods available may change periodically, please contact our Home Office to determine the Guarantee Periods currently being offered.

Charges and Other Deductions

All of the charges described in this section apply to Account Value allocated to Account 4. Account Value in the Guarantee Account is subject to the surrender charge, the annual Policy Maintenance Charge, if applicable, and premium tax deductions, but is not subject to charges exclusive to Account 4: the mortality and expense risk charge and the administrative expense charge.

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the Policies, processing purchases and redemptions of portfolio shares as required, maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily Investment Subdivision values), reconciling and depositing cash receipts, providing Policy confirmations, providing toll-free inquiry services and furnishing telephone fund transfer services. The risks we assume include: the risk that the death benefit will be greater than the Surrender Value; the risk that the actual life-span of persons receiving Income Payments under Policy guarantees will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the Policy and cannot be changed); the risk that more Owners than expected will qualify for waivers of the surrender charges; and the risk that our costs in providing the services will exceed our revenues from Policy charges (which cannot be changed by us). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Further, we may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Deductions from Account 4
We deduct from Account 4 an amount, computed daily, which is equal to an annual rate of 1.55% of the daily net asset value. The charge consists of an administrative expense charge at an effective annual rate of .25% and a mortality and expense risk charge at an effective annual rate of 1.30%.

Guaranteed Minimum Death Benefit Charge
We will assess an annual charge of not more than .35% of the prior year's average guaranteed minimum death benefit for expenses related to the Death Benefit available under the terms of the optional

Guaranteed Minimum Death Benefit Rider. The current rate is .25%. The current rate at the time your GMDB Rider becomes effective will apply until coverage under the Rider is terminated. We deduct this charge against the Account Value in Account 4 on each Policy anniversary and at surrender to compensate us for the increased risks associated with providing the enhanced Death Benefit. If the Guarantee Account is available under the Policy and the Account Value in Account 4 is not sufficient to cover the charge for the Guaranteed Minimum Death Benefit Rider, we will deduct the charge in Account 4 first from the available Account Value in Account 4, and then from the Guarantee Account. Charges from the Guarantee Account will be taken from the amounts that have been in the Guarantee Account for the longest period of time. Each charge at full surrender will be a pro-rata portion of the annual charge.

Policy Maintenance Charge
An annual charge of $25 will be deducted annually from the Account Value of each Policy to compensate us for certain administrative expenses incurred in connection with the Policies. The charge will be deducted at each Policy anniversary and at surrender. We will waive this charge if your Account Value at the time of deduction is at least $10,000.

The annual Policy Maintenance Charge will be allocated among the Investment Subdivisions in the same proportion that the Policy's Account Value in each Investment Subdivision bears to the total Account Value in all Investment Subdivisions at the time the charge is made. Otherwise, if there is no Account Value allocated to Account 4, the charge will be deducted from the Guarantee Account from the amounts that have been in the Guarantee Account for the longest period of time. Other allocation methods may be available upon request.

Surrender Charge
We assess a surrender charge (except as described below) on partial and full surrenders of Premium Payments. This charge is paid to us to compensate us for the losses we experience on Policy distribution costs when Owners surrender or partial surrender before distribution costs have been recovered.

We calculate the surrender charge separately for each Policy year's Premium Payments to which a charge applies. The surrender charge is as follows:

             Surrender charge as a percentage of the surrendered
                  or partially surrendered Premium Payments


                                   No. of Years  Percentage
------------------------------------------------------------------------------

Number of complete                     0             8%
Years that a Premium
Payment has been invested              1             8%

                                       2             7%

                                       3             6%

                                       4             5%

                                       5             4%

                                       6             3%

                                       7             2%

                                       8 or more     0%

For purposes of calculating this charge, we assume that Premium Payments are withdrawn on a first in-first out basis. We deduct the surrender charge proportionately from the Investment Subdivisions. However, if there is no Account Value in Account 4, the charge will be deducted from the Guarantee Account. We do not assess the surrender charge:

            o     on amounts representing gain (as defined below);

            o     on free withdrawal amounts (as defined below);

            o if the surrender is taken under certain optional payment plans; and

            o     if a waiver of surrender charge provision applies.

You may withdraw your gain under your Policy free of any surrender charge. We calculate gain under the Policy as: (a) plus (b) minus (c) minus (d), but not less than zero where:

      (a) is the Account Value on the date we receive your surrender request;

      (b) is the total of any partial surrenders previously taken;

      (c) is the total of Premium Payments made; and

      (d) is the total of any gain previously surrendered.

In addition to any gain, you may withdraw an amount equal to 10% of your total Premium Payments each Policy year without a surrender charge ("free withdrawal amount"). The free withdrawal amount is not cumulative from Policy year to Policy year.

Further, we will waive the surrender charge if the Owner annuitizes under an Optional Payment Plan with a life contingency or period certain guaranteeing payments for five years or more.

We also will waive surrender charges arising from a surrender occurring before Income Payments begin if, at the time we receive the surrender request, we have received due proof that the Annuitant has a qualifying terminal illness, or has been confined continuously to a state licensed or legally operated hospital or inpatient nursing facility for at least 90 consecutive days, and was age 80 or younger on the Policy Date. The terms and conditions of the waivers are set forth in your Policy.

Deductions for Premium Taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the Policies or Account 4 will be deducted from Account Value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence.
The tax ranges from 0.0% to 3.5%.

Other Charges and Deductions
There are deductions from and expenses paid out of the assets of each Fund that are more fully described in each Fund's Prospectus.

Additional Information
The administrative expense and surrender charges described previously may be reduced or eliminated for any particular Policy. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative expense and surrender charges applicable to a particular Policy will be stated in that Policy.

The Policy

The Policy is an individual flexible deferred variable annuity Policy. Your rights and benefits are described below and in the Policy. There may be differences in your Policy because of requirements of the State where your Policy is issued. Any such differences will be included in your Policy.

Purchase of the Policy
If you wish to purchase a Policy, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a Policy is prepared and executed by our legally authorized officers. The Policy is then sent to you through your sales representative. See Distribution of the Policies.

If a completed application and all other information necessary for processing a purchase order are received, an initial Premium Payment will be applied no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial Premium Payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the Premium Payment will be returned immediately (unless you specifically authorize us to keep it until the application is complete). Once the application is complete, the initial Premium Payment must be applied within two business days.

To apply for a Policy, you must be of legal age in a state where the Policies may be lawfully sold and also be eligible to participate in any of the qualified or non-qualified plans for which the Policies are designed. The Annuitant cannot be older than age 80, unless we approve a different age.

Ownership
As Owner, you have all rights under the Policy, subject to the rights of any irrevocable beneficiary. According to Virginia law, the assets of Account 4 are held for the exclusive benefit of all Owners and their Designated Beneficiaries. Qualified Policies may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

If a Joint Owner is named in the application, the Joint Owners shall be treated as having equal undivided interests in the Policy. Either Owner, independently of the other, may exercise any ownership rights in this Policy.

Premium Payments
Premium Payments are payable to us at a frequency and in an amount selected by you in the application. However, if you are age 79 or younger, you must obtain our prior approval before you make a Premium Payment that would bring your total Premium Payments up to $2 million or more. If you are age 80 or older, you must obtain our prior approval before you make a Premium Payment that would bring your total Premium Payments up to $1 million or more. Payments may be made or, if stopped, resumed at any time until the Maturity Date, the surrender of the Policy, or the death of the Owner (or Joint Owner, if applicable), whichever comes first. We reserve the right to refuse to accept a Premium Payment for any lawful reason.

The minimum initial Premium Payment is $10,000. A lower initial Premium Payment may be accepted in the case of certain group sales. Each Additional Premium Payment must be at least $1,000.

Valuation Day
Accumulation and Annuity Units will be valued once daily at the close of trading (currently 4:00 p.m., New York time) on each day the New York Stock Exchange is open except for days on which a fund does not value its shares (Valuation Day). On any date other than a Valuation Day, the Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Premium Payments
Net Premium Payments and bonus credits (described below) are placed into Account 4's Investment Subdivisions, each of which invests in shares of a corresponding portfolio of the Fund, and/or the Guarantee Account, according to your instructions. However, in those states which require that Premium Payments be returned during the free look period (see Return Privilege), your Premium Payments allocated to Account 4 will be placed in the Money Market Investment Subdivision. At the end of the free look period, if your initial Premium Payment was allocated to the Money Market Fund by us, we will transfer the value of what is in the Money Market Investment Subdivision to the Investment Subdivisions you specified in your application. Solely for the purpose of processing transfers from the Money Market Investment Subdivision, we will deem the free look period to end 15 days after the Policy Date. This transfer from the Money Market Fund to the Investment Subdivisions upon the expiration of the free look period does not count as a transfer for any other purposes under the Policy.

The percentage of any Premium Payment and bonus credits which can be put into any one Investment Subdivision or Guarantee Period must equal a whole percentage. Upon allocation to the appropriate Investment Subdivision, Net Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount allocated to each Investment Subdivision by the value of an Accumulation Unit for that Investment Subdivision on the Valuation Day on which the Premium Payment is received at our Home Office if received before 4:00 p.m., New York time. If the Premium Payment is received at or after 4:00 p.m., New York time, we will use the Accumulation Unit value computed on the next Valuation Day. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the portfolio's investments perform, but also upon the expenses of Account 4 and the portfolios.

Bonus Credits
We add a bonus credit to each Premium Payment we receive. This credit is funded from our General Account and is provided at no cost to you. For each Premium Payment you make, we will add 4% of that Premium Payment to your Account Value. We apply the bonus credits when we apply your Premium Payment to your Account Value, and allocate the credits on a pro-rata basis to the Investment Options you select in the same ratio as the applicable Premium Payment.

Valuation of Accumulation Units
Accumulation Units for each Investment Subdivision are valued separately. Initially, the value of each Accumulation Unit was set arbitrarily at $10.00. Thereafter, the value of an Accumulation Unit in any Investment Subdivision for a Valuation Period equals the value of an Accumulation Unit in that Investment Subdivision as of the preceding Valuation Period multiplied by the net investment factor of that Investment Subdivision for the current Valuation Period.

The net investment factor is an index used to measure the investment performance of an Investment Subdivision from one Valuation Period to the next. The net investment factor for any Investment Subdivision for any Valuation Period reflects the change in the net asset value per share of the portfolio held in the Investment Subdivision from one Valuation Period to the next, adjusted for the daily deduction of the administrative expense and mortality and expense risk charges from assets in the Investment Subdivision. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Investment Subdivision, is taken into account.

Transfers Before the Maturity Date
Prior to the earlier of the surrender of the Policy, payment of any Death Benefit, or the Maturity Date, you may transfer all or a portion of your investment between and among the Investment Subdivisions of Account 4 and the Guarantee Account subject to certain conditions. Transfers among the Investment Subdivisions of Account 4 and from an Investment Subdivision to a Guarantee Account are made as of the end of the Valuation Period that the transfer request is received at our Home Office. Transfers to, from, or among the Investment Subdivisions of Account 4 may be postponed under certain circumstances. See Requesting Payments.

Transfers from any particular allocation of a Guarantee Account to an Investment Subdivision are restricted. Such transfers may be made only during the 30 day period beginning with the end of the preceding Guarantee Period applicable to that particular allocation. We also may limit the amount which may be transferred to the Investment Subdivisions. However, for any particular allocation to an Investment Subdivision, the limited amount will not be less than any accrued interest on that allocation plus 25% of the original amount of that allocation.

Further, we may restrict certain transfers from an Investment Subdivision. We reserve the right to limit the number of transfers from an Investment Subdivision to the Guarantee Account made during the six month period following the transfer of any amount from a Guarantee Account to any Investment Subdivision.

Currently, there is no limit on the number of transfers between and among Investment Subdivisions of Account 4 and the Guarantee Account; however, we reserve the right to limit the number of transfers each calendar year to twelve, or if it is necessary for the Policy to continue to be treated as an annuity policy by the Internal Revenue Service, a lower number. Currently, all transfers under the Policy are free. However, we reserve the right to assess a fee after the twelfth transfer in a Policy year. The minimum transfer amount is $250 or the entire balance in the Investment Subdivision or Guarantee Period if the transfer will leave a balance of less than $250. We may not honor a transfer request: (i) if any of the Investment Subdivisions that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Investment Subdivision invests; (ii) if the transfer is a result of more than one trade involving the same Investment Subdivision within a 30 day period; or
(iii) if the transfer would adversely affect accumulation unit values. We also may not honor transfers made by third parties holding multiple powers of attorney. (See Powers of Attorney.)

When thinking about a transfer of Account Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time.

Telephone Transfers
We permit telephone transfers. We may be liable for losses resulting from unauthorized or fraudulent telephone transfers if we fail to employ reasonable procedures to confirm that the telephone instructions that we receive are genuine. Therefore, we will employ means to prevent unauthorized or fraudulent telephone requests, such as sending written confirmation, recording telephone requests, and/or requesting other identifying information. In addition, we may require written authorization before allowing you to make telephone transfers. We reserve the right to limit telephone transfers.

To request a telephone transfer, you should call our Telephone Transfer Line.
We will record all telephone transfer requests. Transfer requests received prior to the close of the New York Stock Exchange will be executed that Valuation Day at that day's prices. Requests received after that time will be executed on the next Valuation Day at that day's prices.

Powers of Attorney
As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you give third parties the right to effect transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Policies, and this position is shared by the management of the Funds. Therefore, as described in your Policy, transfers made by a third party holding multiple powers of attorney may be limited.

Dollar-Cost Averaging
The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Money Market Investment Subdivision and/or the Guarantee Account to any combination of other Investment Subdivisions (as long as the total number of Investment Subdivisions used does not exceed the maximum number allowed under the policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by selecting the program on the application or completing a dollar-cost averaging agreement or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $250 from an Investment Subdivision or a Guarantee Period with each transfer. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision or the Guarantee Period from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file.

With regard to dollar-cost averaging from the Guarantee Account, we reserve the right to limit the minimum amount of each automatic transfer to 10% per month of the amount so designated. Each automatic transfer will be made on a first-in first-out basis. We reserve the right to transfer any remaining portion of an allocation used for dollar-cost averaging to a Guarantee Account with a new Guarantee Period upon termination of the dollar-cost averaging program for that allocation. There is no additional charge for dollar-cost averaging. We reserve the right to discontinue offering or to modify the dollar-cost averaging program at any time and for any reason.


Asset Allocation
You may select from five asset allocation model portfolios offered by us, or you may use a model offered by us as a guide to help you develop your own asset allocation program. The models designed by us are as follows:

                    Model    Investment and Risk Profile

                      1           Income
                      2           Enhanced Income
                      3           Growth & Income
                      4           Growth
                      5           Aggressive Growth

If you elect to participate in the asset allocation program, all Premium Payments will automatically be allocated among the Investment Subdivisions indicated by the model and the Funds within the model you select. The models do not include allocation to the Guarantee Account. Although you may use only one model at a time, you may elect to change your selection as your tolerance for risk, needs, and/or objectives change. You may use a questionnaire that we offer to determine the model that best meets your risk tolerance and time horizons. Asset allocation does not guarantee a profit or protect against a loss.

Because each Investment Subdivision performs differently over time, your portfolio mix may vary from its initial allocations. You may elect to have the portfolios automatically rebalanced under our portfolio rebalancing program, described below.

From time to time, we will review the models and may find that allocation percentages among the Investment Subdivisions or even some of the Investment Subdivisions within a particular model need to be changed. We will send you notice that such a change has been made. You then may elect whether or not you will participate in the change.

There is no additional charge for the asset allocation program. We reserve the right to discontinue offering this program at any time and for any reason.

Portfolio Rebalancing Program
Once your money has been allocated among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) your Account Value among the Investment Subdivisions to return to the percentages specified in your allocation instructions. The program does not include allocations to the Guarantee Account. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer processing fee or calculating the maximum number of transfers permitted in a calendar year. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss.

Surrenders and Partial Surrenders
Subject to the rules discussed below, we will allow the surrender of the Policy or a withdrawal of the Account Value at any time before the Maturity Date upon your written request. Surrender or partial surrender rights after the Maturity Date depend upon the Income Payment Option you select.

We will not permit a partial surrender that is less than $500 or that reduces Account Value to less than $10,000. If your partial surrender request would reduce Account Value to less than $10,000, we will surrender only that amount of Account Value that would reduce the remaining Account Value to $10,000 and deduct any surrender charge from the amount surrendered.

The amount payable on full surrender of the Policy is the Surrender Value at the end of the Valuation Period during which the request is received. The Surrender Value equals the Account Value on the date we receive a request for surrender less any applicable surrender charge and GMDB charge. The Surrender Value may be paid in a lump sum or under one of the optional payment plans specified in the Policy.

You may indicate, in writing, from which Investment Subdivisions or Guarantee Periods your partial surrender is to be taken. If you do not so specify, we will deduct the amount of the partial surrender first from the Investment Subdivisions of Account 4 on a pro-rata basis, in proportion to the Account Value in Account 4. We will deduct any remaining amount from the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including any interest credited to such amounts) which have been in the Guarantee Account for the longest period of time.

Please remember that a partial surrender will reduce the Death Benefit by the proportion that the partial surrender (including any applicable surrender charge) reduced Account Value.

Systematic Withdrawals

At any time after 30 days from the Policy Date, you may elect in writing on a form provided by us to take systematic withdrawals of a specified dollar amount (of at least $250) on a monthly, quarterly, semi-annual or annual basis. Your systematic withdrawals in a Policy year may not exceed the lesser of 10% of your Account Value or your free withdrawal amount each as determined on the date you elect this program. You may provide specific instructions as to how the systematic withdrawals are to be taken, but the withdrawals must be taken first from the Investment Subdivisions of Account 4 and may only be taken from the Guarantee Account to the extent that the Account Value in Account 4 is insufficient to accomplish the withdrawal. If you have not provided specific instructions, or if such specific instructions cannot be carried out, we will process the withdrawals by taking on a pro-rata basis Accumulation Units from all of the Investment Subdivisions in which you have an interest and the Guarantee Account.

After your systematic withdrawals begin, you may change the frequency and/or amount of your payments, subject to the following:

      o     only one such change may be requested in a calendar quarter;

      o if you did not elect the maximum amount at the time you initiated the current series of systematic withdrawals, the remaining payments may be increased; and

      o the total amount to be withdrawn during that 12-month period, including amounts already paid, remains limited to the maximum amount available at the time you elected the current series of systematic withdrawals.

A systematic withdrawal program will terminate automatically when a systematic withdrawal would cause the remaining Account Value to be less than $10,000. If a systematic withdrawal would cause the Account Value to be less than $10,000, then that systematic withdrawal transaction will not be processed. You may discontinue systematic withdrawals at any time by notifying us in writing at our Home Office.

When you consider systematic withdrawals, please remember that each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, you may be assessed a 10% federal penalty tax may on systematic withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Besides taxes, each systematic withdrawal may be subject to a surrender charge in accordance with the conditions we described under "Surrender Charge." Both partial surrenders at your specific request and withdrawals pursuant to a systematic withdrawal program will count toward the limit of the amount that may be withdrawn in any Policy year free under the Free Withdrawal Privilege.

We reserve the right to prohibit simultaneous systematic withdrawals and dollar-cost averaging.

The Beneficiary
You may select one or more primary and contingent Beneficiaries during your lifetime upon application and by filing a written request with our Home Office. Each change of Beneficiary revokes any previous designation.

Death Benefit at Death of Annuitant

If the Annuitant dies before Income Payments begin, regardless of whether the Annuitant is also an Owner or Joint Owner of the Policy, the amount of proceeds available is the Death Benefit. Upon receipt of due proof of the Annuitant's death, the Death Benefit will constitute the new Surrender Value and will be treated in accordance with instructions provided by the Owner, subject to distribution rules and termination of contract provisions described elsewhere.

The Death Benefit equals the sum of (a) and (b) where: (a) is the Account Value as of the date we receive due proof of death, and (b) is the excess, if any, of the unadjusted death benefit (as defined below) as of the date of the Annuitant's death over the Account Value as of the date of the Annuitant's death, with interest credited on that excess from the date of the Annuitant's death to the date we receive due proof. The rate credited may depend on applicable law or regulation. Otherwise, it will be set by us.

The unadjusted death benefit varies based on the Annuitant's age at the time the Policy is issued and on the Annuitant's age at the time of death.

For a Policy issued with an Annuitant who was age 75 or younger on the Policy
Date:

      1. During the first Policy year, the unadjusted death benefit is the greater of:

      (i)  Account Value determined as of the date of the Annuitant's death; or
      (ii) the total of Premium Payments made adjusted by the proportion that any partial surrender (including applicable surrender charge) reduced Account Value and less any applicable premium tax.

      2. After the first Policy year and until the Policy anniversary that the Annuitant reaches age 80, the unadjusted death benefit is the greater of:

      (i)  Account Value determined as of the date of the Annuitant's death; or
      (ii) the Policy's Death Benefit on the previous Policy anniversary plus the total Premium Payments made since that date, less the proportion that any partial surrender (including applicable surrender charge) reduced Account Value and less any applicable premium tax.

      3. On or after the Policy anniversary the Annuitant reaches age 80, the unadjusted death benefit is the greater of:

      (i)  Account Value determined as of the date of the Annuitant's death; or
      (ii) the Death Benefit as of the Policy anniversary the Annuitant reached age 80 plus any Premium Payments made since that date, less the proportion that any partial surrender (including applicable surrender charge) reduced Account Value and less any applicable premium tax.

Example: Assuming an Owner: (i) purchases a Policy for $100,000; (ii) makes no additional premium payments and no partial surrenders; (iii) is not subject to premium taxes; and (iv) the Annuitant's age is 70 on the Policy date then:

Annuitant's       End of      Account           Death
Age               Year        Value             Benefit

71                1           $103,000          $103,000
72                2           $110,000          $110,000
73                3           $ 80,000          $110,000
74                4           $120,000          $120,000
75                5           $130,000          $130,000
76                6           $150,000          $150,000
77                7           $160,000          $160,000
78                8           $130,000          $160,000
79                9           $ 90,000          $160,000
80                10          $170,000          $170,000
81                11          $140,000          $170,000
82                12          $190,000          $190,000
83                13          $150,000          $170,000

For a Policy issued with an Annuitant who was between the ages of 76 and 80 on the Policy Date:

      1. Until the Policy anniversary the Annuitant reaches age 80, the unadjusted death benefit is the greater of:

      (i)   Account Value as of the date of the Annuitant's death; or
      (ii) the total of Premium Payments made adjusted by the proportion that any partial surrender reduced Account Value (including any applicable surrender charge) and less any applicable premium tax.

      2. Beginning on the Policy anniversary the Annuitant reaches age 80 and continuing thereafter, the unadjusted death benefit is the greater of:

      (i)   Account Value as of the date of the Annuitant's death; or
     (ii) the Death Benefit as of the Policy anniversary the Annuitant reached age 80 plus the total Premium Payments made since that date, less the proportion that any partial surrender (including applicable surrender charge) reduced Account Value and less any applicable premium tax.

For a Policy issued with an Annuitant who was 81 or older on the Policy Date:

The unadjusted death benefit is the Account Value determined as of the date of the Annuitant's death.

Death of an Owner, Joint Owner, or Annuitant Before the Maturity Date
Prior to the Maturity Date, if an Owner, Joint Owner, or Annuitant dies while the Policy is in force, the Designated Beneficiary will be treated as the sole owner of the Policy, subject to the distribution rules set forth below. A Death Benefit may be payable to the Designated Beneficiary upon receipt by us of Due Proof of Death satisfactory to us. We determine the Designated Beneficiary by identifying the first person named in the following list who is alive or in existence on the date of death:

            (1) Owner;
            (2) Joint Owner;
            (3) Beneficiary;
            (4) Contingent Beneficiary; or
            (5) Owner's estate.

If Joint Owners both survive, they become the Designated Beneficiary together. In such a case, each Designated Beneficiary will be treated separately with respect to each Designated Beneficiary's portion of the Policy.

If the Designated Beneficiary is the surviving spouse of the deceased person, he/she may elect to continue the Policy as the Owner instead of receiving the distribution of the Death Benefit proceeds. If the Policy is continued, the deceased person was the Annuitant, and there is no surviving Contingent Annuitant, the surviving spouse will automatically become the new Annuitant. At the death of the surviving spouse, the entire interest remaining in the Policy must be paid within five years following the surviving spouse's date of death (in accordance with the rules discussed below).

Different distribution rules, however, apply if the Designated Beneficiary is not the surviving spouse. If the Designated Beneficiary is not the surviving spouse of the Owner, Joint Owner or Annuitant, the Policy cannot be continued. The Designated Beneficiary, however, may elect to have the Death Benefit proceeds paid immediately in one lump sum, or the Designated Beneficiary may choose an income plan. In either case, the entire interest in the Policy must be distributed in one of the following ways:

      o The entire interest in the Policy must be distributed over the life of the Designated Beneficiary, or over a period not extending beyond the life expectancy of the Designated Beneficiary, with distributions beginning within one year of the death of the Owner, Joint Owner, or Annuitant; or

      o The entire interest in the Policy must be distributed within five years of the death of the Owner, Joint Owner, or Annuitant.

The Policy cannot be continued at the death of the Designated Beneficiary. If the Designated Beneficiary dies before all required payments have been made, we will make any remaining payments to the person named by the Designated Beneficiary in writing or, if no person is so named, to the Designated Beneficiary's estate.

Restrictions on Distributions from Certain Policies
Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon (i) termination of employment in the Texas public institutions of higher education, (ii) retirement, (iii) death, or (iv) the participant's attainment of age 70 1/2. Accordingly, before we distribute any amounts from the Policy, you must furnish us proof that one of these four events has occurred.

Guaranteed Minimum Death Benefit Rider
If an Annuitant dies prior to the Maturity Date while the Rider is in effect, the Designated Beneficiary may elect the Death Benefit, described below, in lieu of the Surrender Value. THE GUARANTEED MINIMUM DEATH BENEFIT RIDER MAY NOT BE AVAILABLE IN ALL STATES OR MARKETS.

If the GMDB Rider applies, the Death Benefit will be the greater of: (1) the Death Benefit described above under "Death Benefit at Death of Annuitant," and
(2) the Guaranteed Minimum Death Benefit on the date the Company receives due proof of the Annuitant's death, or, if later, the date of the request. The Guaranteed Minimum Death Benefit is, on the Policy Date, equal to the initial Premium Payment. At the end of each Valuation Period after such date, the Guaranteed Minimum Death Benefit is the lesser of: (1) the total of all Premium Payments received, multiplied by two, less the amount of any partial surrenders (including applicable surrender charge) made prior to or during that Valuation Period; or (2) the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period, increased as specified below, plus any Additional Premium Payments during the current Valuation Period and less the proportion by which any partial surrender including any applicable surrender charge reduced Account Value during the current Valuation Period.


The amount of the increase for the Valuation Period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each Valuation Period at an effective annual rate of 6%, except that with respect to amounts invested in certain Investment Subdivisions shown in the Policy, the increase factor will be calculated as the lesser of: (1) the Net Investment Factor for the Valuation Period, minus one, and (2) a factor for the Valuation Period equivalent to an effective annual rate of 6%. Currently, these subdivisions include only the Money Market Investment Subdivision. With respect to amounts invested in the Guarantee Account, Item (1) above is replaced with a factor for the Valuation Period equivalent to the credited rate(s) applicable to such amounts.

You may only purchase the GMDB Rider at the time of application. The Rider is effective on the Policy Date and will remain in effect while the Policy is in force and before income payments begin, or until the Policy anniversary following the date of receipt of the Owner's request to terminate the rider. There will be a charge made each year for expenses related to the Death Benefit available under the terms of the Guaranteed Minimum Death Benefit Rider. (See Guaranteed Minimum Death Benefit Charge).

Income Payments

When you apply for a Policy, you may select any Maturity Date permitted by law; however, this date can not be any later than the Policy anniversary following the Annuitant's 90th birthday, unless approved by the Company. (PLEASE NOTE THE FOLLOWING EXCEPTION: Policies issued under Qualified employee pension and profit-sharing trusts described in Section 401(a) and tax exempt under Section 501(a) of the Code] and Qualified annuity plans [described in Section 403(a) of the Code] provide for Income Payments to start at the date and under the option specified in the plan.)

We will pay a Monthly Income Benefit to the Owner beginning on the Maturity Date if the Annuitant is still living. The Monthly Income Benefit will be paid in the form of Variable Income Payments similar to those described in Optional Payment Plan 1, Life Income with 10 Years Certain (automatic payment plan), using the sex and settlement age of the Annuitant instead of the payee, unless another election is made by the Owner.

Under the Life Income with 10 Years Certain plan, if the Annuitant lives longer than ten years, payments will continue for his or her life. If the Annuitant dies before the end of ten years, the remaining payments for the ten year period will be discounted at the same rate used to calculate the monthly income. If the remaining payments are Variable Income Payments, the amount of each payment to be discounted will be assumed equal to the value of the payment amount on the date we receive Due Proof of Death. This discounted amount will be paid in one sum.

The Policy also provides optional forms of annuity payments, each of which is payable on a fixed basis. Optional Payment Plans 1 and 5 also are available on a variable basis. The Policy provides that all or part of the Account Value may be used to purchase an annuity.

If you elect fixed income payments, the guaranteed amount payable will earn interest at 3% compounded yearly. We may increase the interest rate which will increase the amount paid to you or the payee.

If you elect variable income payments, your income payments, after the first payment, will reflect the investment experience of the Investment Subdivisions to which you allocated Account Value.

Annuity payments will be made monthly unless you elect quarterly, semi-annual or annual installments. Under the Monthly Income Benefit and all of the Optional Payment Plans, if any payment made more frequently than annually would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Maturity Value in a lump sum. Upon making such a payment, we will have no future obligation under the Policy. Following are explanations of the Optional Payment Plans available.

Optional Payment Plans
Plan 1 -- Life Income with Period Certain. This option guarantees periodic payments during a designated period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The designated period is selected by the payee.

Plan 2 -- Income for a Fixed Period. This option provides for periodic payments to be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies, the amount of the remaining guaranteed payments will be discounted to the date of the payee's death at the same rate used in calculating Income Payments. The discounted amount will be paid in one sum to the payee's estate unless otherwise provided.

Plan 3 -- Income of a Definite Amount. This option provides periodic payments of a definite amount to be paid. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, the amount of the remaining proceeds with earned interest will be paid in one sum to his or her estate unless otherwise provided.


Plan 4 -- Interest Income. This option provides for periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies, the amount of remaining proceeds and any earned but unpaid interest will be paid in one sum to his or her estate unless otherwise provided. This plan is not available under Qualified Policies.

Plan 5 -- Joint Life and Survivor Income. This option provides for monthly payments to be made to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, the amount of the remaining payments for the 10-year period will be discounted at the same rate used in calculating Income Payments. The discounted amount will be paid in one sum to the survivor's estate unless otherwise provided.

Prior to the Maturity Date, you may change your Maturity Date to any date at least ten years after the last Premium Payment. You also may change your Optional Payment Plan or change the allocation of your investment among the Investment Subdivisions before your Maturity Date. Further, during the Annuitant's lifetime and before the Maturity Date, you may change the Owner, Joint Owner, primary Beneficiary, contingent Beneficiary, and contingent Annuitant upon written notice to the Home Office if you reserved this right. We must receive this request for a change in a form satisfactory to us. The change will take effect as of the date the request is signed by the Owner. The change will be subject to any payment made before the change is recorded by us.

Variable Income Payments
Variable Income Payments will be determined using:

1.    The Maturity Value;

2.    The annuity tables contained in the Policy;

3.    The Optional Payment Option selected; and

4.    The investment performance of the portfolios selected.

To determine the amount of payment, we make this calculation:

1.    Determine the dollar amount of the first Income Payment; then

2. Allocate that amount to the Investment Subdivisions according to your instructions; then

3. Determine the number of Annuity Units for each Investment Subdivision by dividing the amount allocated by the Annuity Unit Value on the Valuation Day; and then

4. Calculate the value of the Annuity Units for each Investment Subdivision on the Valuation Day for each Income Payment thereafter.

We assume an investment return of _% per year, as applied to the applicable mortality table. The amount of each Income Payment after the initial Income Payment will depend upon how the portfolios perform, relative to the _% assumed rate. There is a more complete explanation of this calculation in the SAI.

Transfers After the Maturity Date
After Income Payments begin, if Variable Income Payments are being made, the payee may change the Investment Subdivisions from which Payments are being made once each calendar year by exchanging Annuity Units of one Subdivision for an equivalent dollar amount of Annuity Units of another Subdivision. No charge will be imposed on such transfers. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Home Office. However, we reserve the right to limit the number of transfers if necessary for the Policy to continue to be treated as an annuity under the Code. We also reserve the right to refuse to execute any transfer if any of the Investment Subdivisions that would be effected by the transfer is unable to purchase or redeem shares of the Fund in which the Investment Subdivision invests or if the transfer would adversely effect Account Value. If the number of annuity units remaining in an Investment Subdivision after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. Transfers are not permitted between the Investment Subdivisions and the Guarantee Account after the Maturity Date.

Federal Tax Matters

Introduction
The following discussion is general in nature and is not intended as tax advice. The federal income tax consequences associated with the purchase of a Policy are complex, and the application of the pertinent tax rules to a particular person may vary according to facts peculiar to that person. This discussion is based on the law, regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions. This discussion does not address state or other local tax consequences associated with the purchase of a Policy.

WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

Non-Qualified Policies
Premium Payments. A purchaser of a Policy that does not qualify for the special tax treatment discussed below in connection with Policies used as individual retirement annuities or used with other qualified retirement plans may not deduct or exclude from gross income the amount of the premiums paid. In this discussion, such a Policy is called a "Non-Qualified Policy."

Tax Deferral During Accumulation Period. In general, until distributions are made or deemed to be made from a Non-Qualified Policy (as discussed below), an Owner who is a natural person is not taxed on increases in the Account Value resulting from the investment experience of Account 4. However, this rule applies only if (1) the investments of Account 4 are "adequately diversified" in accordance with Treasury Department regulations, and (2) the Company, rather than the Owner, is considered the owner of the assets of Account 4 for federal tax purposes.

(1) Diversification Requirements. Treasury Department regulations prescribe the manner in which the investments of a separate account such as Account 4 are to be "adequately diversified." Any failure of Account 4 to comply with the requirements of these regulations would cause each Owner to be taxable currently on the increase in the Account Value.

Account 4, through the portfolios, intends to comply with the diversification requirements prescribed by the Treasury Department regulations. Although the Company does not control the investments of all the Funds (the Company only indirectly controls those of GE Investments Funds, Inc. through an affiliated company), it has entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury Department.

(2) Ownership Treatment. In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset (i.e. separate) account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts (of a separate account) without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.


The ownership rights under the Policy are similar to, but different in certain respects from, those addressed by the Service in rulings in which it was determined that Policy owners were not owners of separate account assets. For example, the Owner of this Policy has the choice of more portfolios to which to allocate Premium Payments and Account Values, and may be able to reallocate more frequently than in such rulings. These differences could result in an Owner being considered, under the standard of those rulings, the owner of the assets of Account 4. To ascertain the tax treatment of its Owners, the Company requested, with regard to a policy similar to this Policy, a ruling from the Service that it, and not its Owners, is the owner of the assets of the separate account there involved for federal income tax purposes. The Service informed the Company that it will not rule on the request until the issuance of the promised guidance referred to in the preceding paragraph. Because the Company does not know what standards will be set forth in regulations or revenue rulings which the Treasury Department has stated it expects to be issued, the Company has reserved the right to modify its practices to attempt to prevent the Owner from being considered the owner of the assets of Account 4.

Frequently, if the Service or the Treasury Department sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury Department were to issue regulations or a ruling which treated an Owner as the owner of the assets of Account 4, that treatment might apply only on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, an Owner might retroactively be determined to be the owner of the assets of Account 4.

An Owner who is not a natural person -- that is, an entity such as a corporation or a trust -- generally is taxable currently on the annual increase in the Account Value of a Non-Qualified Policy, unless an exception to this general rule applies. Exceptions exist for, among other things, an Owner which is not a natural person but which holds the Policy as an agent for a natural person. The following discussion applies to Policies owned by natural persons.

In addition, if the Policy's Maturity Date occurs at a time when the Annuitant is at an advanced age, such as over age 85, it is possible that the Owner will be taxable currently on the annual increase in the Account Value.

Taxation of Partial and Full Surrenders. A distribution is made from a Non-Qualified Policy upon the Policy's partial or full surrender. Any amount so distributed upon a partial surrender is includible in income to the extent that the Account Value immediately before the partial surrender exceeds the "investment in the contract" at that time. The amount distributed upon a full surrender is includible in income to the extent that the Policy Surrender Value exceeds the investment in the contract at the time of surrender. For these purposes, the investment in the contract at any time equals the total of the Premium Payments made for a Policy to that time, less any amounts previously received from the Policy which were not included in income.

If an Owner transfers a Policy without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Account Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

In addition, the Policy provides a death benefit that in certain circumstances may exceed the greater of the Premium Payments and the Account Value. As described elsewhere in this Prospectus, the Company imposes certain charges with respect to the Death Benefit. It is possible that some portion of those charges could be treated for federal tax purposes as a partial surrender of the Policy.

Taxation of Annuity Payments. Amounts may be distributed from a Non-Qualified Policy as payments under one of the five optional payment plans. In the case of optional payment plans other than Plan 4 (Interest Income), typically a portion of each payment is includible in income when it is distributed. Normally, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount, in the case of Variable Income Payments under Plans 1 and 5, is the amount determined by dividing the "investment in the contract" allocated to that plan for the Policy when the payments begin to be made (as defined above), adjusted for any period-certain or refund feature, by the number of payments expected to be made (determined by Treasury Department regulations). Also, in the case of Fixed Income Payments under Plans 1, 2, 3, and 5, the exclusion amount is the amount determined by multiplying the payment by the ratio of such investment in the contract allocated to that plan, adjusted for any period-certain or refund feature, to the Policy's "expected return" (determined under Treasury Department regulations). However, payments which are received after the investment in the contract has been fully recovered -- i.e., after the sum of the excludable portions of the payments equal the investment in the contract -- will be fully includible in income. On the other hand, should the payments cease because of the death of the Annuitant before the investment in the contract has been fully recovered, the Annuitant (or, in certain cases, the Designated Beneficiary) is allowed a deduction for the unrecovered amount.

If certain amounts such as the death benefit or Guaranteed Minimum Death Benefit become payable in a lump sum from a Policy, it is possible that such amounts might be viewed as constructively received and thus subject to tax, even though not actually received. A lump sum will not be constructively received if it is applied under an optional payment plan within 60 days after the date on which it becomes payable. (Any optional payment plan selected must comply with applicable minimum distribution requirements imposed by the Code.)

In the case of Plan 4, the proceeds left with the Company are considered distributed for tax purposes at the time Plan 4 takes effect, and are taxed in the same manner as a full surrender of the Policy, as described above. The periodic interest payments are includible in the recipient's income when they are paid or made available. In addition, if amounts are applied under Plan 3 when the payee is at an advanced age, such as age 80 or older, it is possible that such amounts would be treated in a manner similar to that under Plan 4.

Taxation of Systematic Withdrawals. In the case of systematic withdrawals, the amount of each withdrawal should be considered as a distribution and taxed in the same manner as a partial surrender of the Policy, as described above. However, there is some uncertainty regarding the tax treatment of systematic withdrawals, and it is possible that additional amounts may be includible in income.

Taxation of Death Benefit Proceeds. Amounts may be distributed before the Maturity Date from a Non-Qualified Policy because of the death of the Owner, a Joint Owner, or the Annuitant. Such death benefit proceeds are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Policy, as described above (substituting the Death Benefit Proceeds for the Surrender Value), or (2) if distributed under an optional payment plan, they are taxed in the same manner as annuity payments, as described above.

Penalty Tax on Premature Distributions. Subject to certain exceptions, a penalty tax is also imposed on the foregoing distributions from a Non-Qualified Policy, equal to 10 percent of the amount of the distribution that is includible in income. The exceptions provide, however, that this penalty tax does not apply to distributions made (1) on or after the recipient attains age 59 1/2, (2) because the recipient has become disabled (as defined in the tax law), (3) on or after the death of the Owner, or if such Owner is not a natural person, on or after the death of the primary Annuitant under the Policy (as defined in the tax law), or (4) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the recipient or the joint lives (or life expectancies) of the recipient and his or her designated beneficiary (as defined in the tax law). In the case of systematic withdrawals, it is uncertain whether such withdrawals will qualify for exception (4) above. If systematic withdrawals did qualify for this exception, any modification of the systematic withdrawals could result in certain adverse tax consequences. In addition, a transfer between Investment Subdivisions may result in payments not qualifying for exception (4) above.

Assignments. An assignment or pledge of (or an agreement to assign or pledge) a Non-Qualified Policy is taxed in the same manner as a partial surrender, as described above, to the extent of the value of the Policy so assigned or pledged. The investment in the contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other amount in connection with the assignment or pledge (including its release).

Qualified Policies
The following sections describe tax considerations of Policies used as Individual Retirement Annuities or other qualified retirement plans ("Qualified Policies"). The Company does not currently offer all of the types of Qualified Policies described, and may not offer them in the future. Prospective purchasers of Qualified Policies should therefore contact the Company's Home Office to ascertain the availability of Qualified Policies at any given time.


IRA Policies
Premium Payments. A Policy that meets certain requirements set forth in the tax law may be used as an individual retirement annuity (i.e., an "IRA Policy"). Both the amount of the Premium Payments that may be paid, and the tax deduction that the Owner may claim for such Premium Payments, are limited under an IRA Policy.

In general, the Premium Payments that may be made for any IRA Policy for any year are limited to the lesser of $2,000 or 100 percent of the individual's earned income for the year. Also, with respect to an individual who has less income than his or her spouse, Premium Payments may be made by that individual to an IRA Policy to the extent of the lesser of (1) $2,000, or (2) the sum of
(i) the compensation includible in such individual's gross income for the taxable year and (ii) the compensation includible in the gross income of the individual's spouse for the taxable year reduced by the amount allowed as a deduction for IRA contributions to such spouse. An excise tax is imposed on IRA contributions that exceed the law's limits.

The deductible amount of the Premium Payments made for an IRA Policy for any taxable year is limited to the amount of the Premium Payments that may be paid for the Policy for that year. Furthermore, a single person who is an active participant in a qualified retirement plan (that is, a qualified pension, profit-sharing, or annuity plan, a simplified employee pension plan, a "SIMPLE" retirement account, or a "section 403(b)" annuity plan, as discussed below) and who has adjusted gross income in excess of $40,000 may not deduct Premium Payments, and such a person with adjusted gross income between $30,000 and $40,000 may deduct only a portion of such payments. Also, married persons who file a joint return, one of whom is an active participant in a qualified retirement plan, and who have adjusted gross income in excess of $60,000 may not deduct Premium Payments, and those with adjusted gross income between $50,000 and $60,000 may deduct only a portion of such payments. Additional rules may apply.

In applying these and other rules applicable to an IRA Policy, all individual retirement accounts and annuities owned by an individual are treated as one Policy, and all amounts distributed during any taxable year are treated as one distribution.

Tax Deferral During Accumulation Period. Until distributions are made from an IRA Policy, increases in the Account Value of the Policy are not taxed.

IRA Policies generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the Policy value. The Policy provides a Death Benefit that in certain circumstances may exceed the greater of the Premium Payments and the Account Value. It is possible that a Policy's Death Benefit provisions could be viewed as violating the prohibition on investment in life insurance contracts with the result that the policy would not be viewed as satisfying the requirements of an IRA Policy.

Taxation of Distributions and Rollovers. If all Premium Payments made to an IRA Policy were deductible, all amounts distributed from the Policy are included in the recipient's income when distributed. However, if nondeductible Premium Payments were made to an IRA Policy (within the limits allowed by the tax law), a portion of each distribution from the Policy typically is included in income when it is distributed. In such a case, any amount distributed as an annuity payment or in a lump sum upon death or a full surrender is taxed as described above in connection with such a distribution from a Non-Qualified Policy, treating as the investment in the contract the sum of the nondeductible Premium Payments at the end of the taxable year in which the distribution commences or is made (less any amounts previously distributed that were excluded from income). Also in such a case, any amount distributed upon a partial surrender is partially includible in income. The includible amount is the excess of the distribution over the exclusion amount which in turn equals the distribution multiplied by the ratio of the investment in the Policy to the Account Value.

In any event, subject to the direct rollover and mandatory withholding requirements (discussed below) amounts may be "rolled over" from a qualified retirement plan to an IRA Policy (or from one individual retirement annuity or individual retirement account to an IRA Policy) without incurring tax if certain conditions are met. Only certain types of distributions from qualified retirement plans or individual retirement annuities may be rolled over.

Penalty Taxes. Subject to certain exceptions, a penalty tax is also imposed on distributions from an IRA Policy equal to 10 percent of the amount of the distribution includible in income. (Amounts rolled over from an IRA Policy generally are excludable from income). The exceptions provide, however, that this penalty tax does not apply to distributions made (1) on or after age 59 1/2, (2) on or after death or because of disability (as defined in the tax law), or (3) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the recipient or the joint lives (or joint life expectancies) of the recipient and his or her Designated Beneficiary (as defined in the tax law). In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50 percent of the amount by which a minimum required distribution exceeds the actual distribution from an IRA Policy. Under this requirement, distributions of minimum amounts from an IRA Policy as specified in the tax law must commence by April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2, or when he or she retires, whichever is later. Such distributions generally must begin by April 1 of the calendar year in which the employee attains age 70 1/2 regardless of whether he or she has retired.

Roth IRAs
Recently enacted Section 408A of the Code permits eligible individuals to contribute to a type of IRA Policy known as a "Roth IRA." Roth IRAs differ from other IRA Policies in several respects. Among the differences is that, although Premium Payments to a Roth IRA are not tax deductible, "qualified distributions" from a Roth IRA will be excludable from income. Additionally, the eligibility and mandatory distribution requirements from Roth IRAs differ from non-Roth IRA Policies.

      Premium Payments. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained for an individual ( the "contribution limit") generally is the lesser of $2,000 and 100% of compensation for the taxable year. The contribution limit is reduced by the amount of any deductible and non-deductible contributions to a non-Roth IRA Policy. For individuals who file a joint return and receive less compensation for the taxable year than their spouse, special rules apply.

      For taxpayers with adjusted gross incomes in excess of certain limits, no contribution (or only a reduced contribution) to a Roth IRA is allowed. For married individuals filing a joint return, the contribution limit is phased out for adjusted gross incomes between $150,000 and $160,000. (Special rules apply to married individuals filing separate returns.) For single individuals, the contribution limit is phased out for adjusted gross incomes between $95,000 and $110,000.

      Rollovers. A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover contribution to a Roth IRA from another Roth IRA or from a non-Roth IRA Policy, but only if such rollover contribution meets the rollover requirements for IRA Policies under section 408(d)(3) of the Code. In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from a non-Roth IRA Policy. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA Policy to a Roth IRA.

      In the case of a qualified rollover contribution or a transfer from a non-Roth IRA Policy to a Roth IRA, any portion of the amount rolled over which would be includible in gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in gross income. However, the 10 percent penalty tax on premature distributions generally will not apply. If such a rollover occurs before January 1, 1999, any portion of the amount rolled over which is required to be included in gross income must be included ratably over the 4-taxable year period beginning with the taxable year in which the rollover is made.

      Conversions. All or part of amounts in a non-Roth IRA Policy may be converted into a Roth IRA. Such a conversion can be made without taking an actual distribution from the IRA policy. For example, an individual may make a conversion by notifying the IRA Policy issuer or trustee, whichever is applicable. The conversion of an IRA Policy to a Roth IRA is a special type of qualified rollover contribution. Hence, the IRA Policy participant must be eligible to make a qualified rollover contribution in order to convert an IRA Policy to a Roth IRA. A conversion typically will result in the inclusion of some or all of the IRA Policy value in gross income, as described above.

      UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF A NON-ROTH IRA POLICY TO A ROTH IRA. WHETHER AN OWNER SHOULD DO SO WILL DEPEND ON THE IRA POLICY OWNER'S PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER THE OWNER IS QUALIFIED TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, HIS OR HER FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, AND ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM THE OWNER'S ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS" AND "PENDING LEGISLATION"). PERSONS CONSIDERING A ROLLOVER, TRANSFER, OR CONVERSION SHOULD CONSULT A QUALIFIED TAX ADVISOR.

     Qualified Distributions. Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after the Owner attains age 59 1/2, (b) made after the Owner's death, (c) attributable to the Owner being disabled, or (d) a qualified first-time homebuyer distribution within the meaning of section 72(t)(2)(F) of the Code. Second, the payment or distribution must be made in a taxable year that is at least five years after (a) the first taxable year for which a contribution was made to any Roth IRA established for the Owner, or (b) in the case of a payment or distribution properly allocable to a qualified rollover contribution from a non-Roth IRA Policy (or income allocable thereto), the taxable year in which the rollover contribution was made.

     Nonqualified Distributions. A distribution from a Roth IRA which is not a qualified distribution is generally taxed in the same manner as a distribution from a non-Roth IRA Policy. However, such a distribution will be treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. Generally, all Roth IRAs are aggregated to determine the tax treatment of distributions.

      Mandatory Distributions. Distributions of minimum amounts from a Roth IRA need not commence at age 70 1/2. However, if the Owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the Policy must be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death, subject to certain exceptions.

     As described in "Federal Tax Matters", there is some uncertainty regarding the proper characterization of the Policy's death benefit for purposes of the tax rules governing IRA Policies (which include Roth IRAs). Additionally, the foregoing discusses the federal income tax consequences surrounding Roth IRAs and does not address any state income tax consequences that may apply. Persons intending to use the Policy in connection with a Roth IRA should seek competent advice regarding these issues.

      Pending Legislation. Pending Legislation may modify these rules retroactively to January 1, 1998.


Simplified Employee Pension Plans
An employer may use a Policy to establish for an employee an individual retirement annuity plan known as a "simplified employee pension plan" (or "SEP"), if certain requirements set forth in the tax law are satisfied. Premium Payments may be made into a Policy used in a SEP generally in accordance with the rules applicable to individual retirement annuities, though with expanded contribution limits. Such payments are deductible by the employer and are not includible in the income of the employee. The taxation of distributed amounts generally follows the rules applicable to individual retirement annuities. As discussed above (see "IRA Policies"), there is some uncertainty regarding the proper characterization of the Policy's death benefit provisions for purposes of certain tax rules governing IRAs (which would include SEP IRAs). Employers intending to use the Policy in connection with a SEP should seek competent tax advice.

SIMPLE IRAs
Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see "IRA Policies"), there is some uncertainty regarding the proper characterization of the Policy's death benefit provisions for purposes of certain tax rules governing IRAs (which would include SIMPLE IRAs). Employers intending to use the Policy in connection with a SIMPLE retirement account should seek competent tax advice.

Section 403(b) Annuities
Premium Payments. Premiums paid for a Policy on behalf of an employee by a public educational institution or certain other tax-exempt employers are not included in the employee's income if the Policy meets certain requirements set forth in the tax law. There are a number of limitations on contributions to a "Section 403(b) Policy." For example, Premium Payments made as elective deferrals through a salary reduction agreement with an employee generally are limited to $9,500 per year (or, if greater, $7,000 per year as adjusted by the Service for cost of living increases). (Note that contributions to certain other qualified retirement plans, such as Section 401(k) plans or to SEP plans, by the Owner may reduce these limits on elective deferrals.) Other limitations may be more restrictive.

In applying these and other rules applicable to a Section 403(b) Policy, that Policy and all similar Policies purchased by the same employer for the same employee are treated as one Policy.

Tax Deferral During Accumulation Period. Until distributions are made from a
Section 403(b) Policy, increases in the Account Value are not taxed.

Purchasers should consider that the Policy provides a Death Benefit that in certain circumstances may exceed the greater of the Premium Payments and the Account Value. It is possible that such Death Benefit could be characterized as an incidental death benefit. If the Death Benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy. Even if the Death Benefit under the Policy were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance Policy as part of his or her Section 403(b) Policy.

Taxation of Distributions and Rollovers. If no portion of the premiums paid into a Section 403(b) Policy were includible in the employee's income, all amounts distributed from the Policy are included in the recipient's income when distributed. However, if Premium Payments were made to a Section 403(b) Policy which were includible in the employee's income, a portion of each distribution from the Policy typically is included in income when it is distributed. In such a case, any amount distributed as an annuity payment or in a lump sum upon death or a full surrender is taxed as described above in connection with such a distribution from a Non-Qualified Policy, treating as the investment in the Policy the sum of the Premium Payments made into the Policy which were not excluded from income as of the time the distribution commences or is made (less any amounts previously distributed that were excluded from income). Also in such a case, any amount distributed upon a partial surrender is partially includible in income. The includible amount is the excess of the distribution over the exclusion amount, which in turn equals the distribution multiplied by the ratio of the investment in the Policy to the Account Value.

In any event, subject to the direct rollover and mandatory withholding requirements (discussed below), amounts may be rolled over from a Section 403(b) Policy (or similarly qualifying Policy) to another Section 403(b) Policy (or similarly qualifying Policy) or to an individual retirement account or individual retirement annuity without incurring tax if certain conditions are met. Only certain types of distributions may be rolled over.

Beginning in 1989, a Section 403(b) Policy is required to prohibit distributions of amounts attributable to elective deferrals and earnings thereon (made under a salary reduction agreement) prior to age 59 1/2, separation from service, death or disability. Distributions of elective deferrals (but not any income earned thereon) may nonetheless be permitted in the case of hardship.

Penalty Taxes. Subject to certain exceptions, a penalty tax is also imposed on distributions from a Section 403(b) Policy equal to 10 percent of the amount of the distribution includible in income. (Amounts rolled over from a Section 403(b) Policy generally are excludable from income, although various withholding requirements may nonetheless apply to such amounts, as discussed below). The exceptions provide, however, that this penalty tax does not apply to distributions made (1) on or after age 59 1/2, (2) on or after death or because of disability (as defined in the tax law), (3) as part of a series of substantially equal periodic payments beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary (as defined in the tax law), or (4) after separation from service after attainment of age 55.

In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50 percent of the amount by which a minimum required distribution exceeds the actual distribution from a Section 403(b) Policy. Under this requirement, distributions of minimum amounts specified by the tax law must commence by April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2, or when he retires, whichever is later.

Deferred Compensation Plans of State and Local Government and Tax-
Exempt Organizations
Section 457 of the Code permits employees of state and local governments and tax-exempt organization to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Policy purchased by a state or local government or a tax-exempt organization will not be treated as an annuity Policy for federal income tax purposes. Those who intend to use the Policies in connection with such plans should seek competent tax advice.

Other Qualified Retirement Plans
Premium Payments. Premium Payments made by an employer for a Policy used in connection with a pension, profit-sharing, or annuity plan qualified under section 401 or 403(a) of the Code are deductible by the employer within certain limits. Such payments are also excludable from the income of the employee within certain limits.

Tax Deferral and Taxation of Distributions. The deferral of taxation on Account Value increases and the tax treatment of distributed amounts (including the penalty tax) described above in the case of IRA Policies and Section 403(b) Policies generally applies with respect to amounts held under or distributed from Policies used in connection with other qualified retirement plans. For Policies and amounts distributed therefrom to be eligible for such treatment, certain requirements specified in the tax law must be satisfied.

The Policy provides a death benefit that in certain circumstances may exceed the greater of the Premium Payments and the Account Value. It is possible that such death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental death benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants but only to the extent of the costs of such benefits.

Legal and Tax Advice for Qualified Plans
The requirements of the tax law applicable to qualified retirement plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, a prospective purchaser of a Policy to be used in connection with any such plan should seek competent legal and tax advice regarding the suitability of the Policy for the situation involved, the applicable requirements, and the treatment of the rights and benefits under a Policy so used.

Direct Rollover and Mandatory Withholding Requirements
If a Policy is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a Section 403(b) Policy, any "eligible rollover distribution" from the Policy will be subject to the new direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under section 403(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for the life or a specified period of 10 years or more). Under these requirements, withholding at a rate of 20 percent will be imposed on any eligible rollover distribution received from the Policy. Unlike withholding on certain other amounts distributed from the Policy, discussed below, the recipient cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20 percent withholding will not apply if, instead of receiving the eligible rollover distribution, the plan participant elects to have it directly transferred to certain qualified retirement plans. Prior to receiving an eligible rollover distribution, the plan participant will receive notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20 percent withholding by electing a direct transfer.

Federal Income Tax Withholding
Amounts distributed from a Policy, to the extent includible in income under the federal tax laws, are subject to federal income tax withholding. The Company will withhold and remit a portion of such amounts to the U.S. Government unless properly notified by the Owner or other payee, at or before the time of the distribution, that he or she chooses not to have any amounts withheld. In some instances, however, the Company may be required to withhold amounts. (See the discussion above regarding withholding requirements applicable to distributions from various qualified retirement plans including Section 403(b) policies.)

Voting Rights

As required by law, we will vote the portfolio shares held in Account 4 at meetings of the shareholders of the Fund. The voting will be done according to the instructions of Owners who have interests in any Investment Subdivisions which invest in the portfolio of the Fund. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in an Investment Subdivision to the total number of votes attributable to the Investment Subdivision. In determining the number of votes, fractional shares will be recognized.

Portfolio shares of a class held in an Investment Subdivision for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all Policies participating in that Investment Subdivision. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in an Investment Subdivision will receive proxy voting material, reports and other materials relating to the portfolio. Since the portfolio engages in shared funding, other persons or entities besides the Company may vote portfolio shares. See Sale of Fund shares by the portfolios.

Requesting Payments

You must provide us with notice in a form satisfactory to us. We will ordinarily pay any Death Benefit, partial surrenders, or surrender proceeds within seven days after receipt at our Home Office of all the requirements for such a payment. The amount will be determined as of the date our Home Office receives all such requirements.

We may delay making a payment, applying Account Value to a payment plan, or processing a transfer request if: (1) the disposal or valuation of Account 4's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC, by order, permits postponement of payment to protect our Owners. We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Guarantee Account for a withdrawal, surrender, or transfer request for up to six months from the date we receive the request. The amount deferred will earn interest at a rate and for a time period not less than the minimum required in the jurisdiction in which the Policy is delivered.

Distribution of the Policies

Distributor
Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) ("Capital Brokerage") is the distributor and principal underwriter of the Policies. Capital Brokerage, a Washington corporation and an affiliate of the Company, is located at 6630 W. Broad St., Richmond, Virginia 23230.

The Policies will be sold by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with Capital Brokerage Corporation and have been licensed by state insurance departments to represent us. The Policy also will be sold by properly licensed registered representatives of Capital Brokerage. Capital Brokerage is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.(NASD). The Company will offer Policies in all states where it is licensed to do business.

Commissions
Writing agents of the Company will receive commissions based on a commission schedule and rules. The agents will receive a maximum commission of ____% of the initial Premium Payment and any Additional Premium Payment.

Agents may also be eligible to receive certain bonuses and allowances, as well as retirement plan credits, based on commissions earned. Field management of the Company receives compensation which may be based in part on the level of agent commissions in their management units. Broker-dealers and their registered agents will receive first-year and subsequent year commissions equivalent to the total commissions and benefits received by the field management and writing agents of the Company. These commissions are not deducted from Premium Payments or Account Value; they are paid by us.

Owner Questions

The obligations to Owners under the Policies are those of the Company. Your questions and concerns should be directed to us at our Home Office.

Return Privilege

Within the free-look period after you receive the Policy, you may cancel it for any reason by delivering or mailing it postage prepaid, to our Home Office, Variable Products Department, 6610 W. Broad Street, Richmond, Virginia 23230. A Policy canceled under this provision will be void. Unless state law requires that Premium Payments be returned as the refund, the amount of the refund will equal the Account Value less the bonus credits but without reduction of any surrender charge. If state law requires that Premium Payments be returned, the amount of the refund will equal the greater of (1) the Account Value less the bonus credits but without reduction by any surrender charges, plus any amount deducted from the Premium Payments prior to allocation to Account 4 and (2) the Premium Payments made less any withdrawals previously taken. In certain states the Owner may have more than 10 days to return the Policy for a refund.

State Regulation

As a life insurance company organized and operated under the law of the Commonwealth of Virginia, we are subject to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. A full examination of our operations is conducted by that Commission at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to Account 4. At least once each year, you will be sent a report showing information about your Policy for the period covered by the report. The report will show the Account Value in each Investment Subdivision. The report also will show Premium Payments and charges made during the statement period. You also will be sent an annual and a semi-annual report for each portfolio underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you make Premium Payments make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about Account 4, the Company, and the Policies offered. Statements in this Prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

Year 2000 Compliance

Like all financial services providers, we utilize computer systems that may be affected by Year 2000 date data processing issues and we also rely on service providers, including banks, custodians, administrators, investment managers that also may be affected. We are engaged in a process to evaluate and develop plans to have our computer systems and critical applications ready to process Year 2000 date data. We also are confirming that our service providers are also so engaged. The resources that are being devoted to this effort are substantial. Remedial actions include inventorying our computer systems, applications and interfaces, assessing the impact of Year 2000 date data on them, developing a range of solutions specific to particular situations and implementing appropriate solutions. Some systems, applications and interfaces will be replaced or upgraded to new software or new releases or existing software which are Year 2000 ready. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us and Account 4. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. Our target dates for completion of these activities depend upon the particular situation. Our goal is to be substantially Year 2000 ready for critical applications on or about mid-1999, but there can be no assurance that we will be successful, or that interaction with other service providers will not impair our services at that time.

Legal Matters

The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or Account 4.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS



                                                                                   Page



The Life Insurance Company of Virginia................................................

The Policies..........................................................................
  Transfer of Annuity Units...........................................................
  Net Investment Factor...............................................................

Termination of Participation Agreements...............................................

Calculation of Performance Date.......................................................
  Money Market Investment Subdivisions................................................
  Other Investment Subdivisions.......................................................

Federal Tax Matters...................................................................
  Taxation of Life of Virginia........................................................
  IRS Required Distributions..........................................................

General Provisions....................................................................
  Using the Policies as Collateral....................................................
  Non-Participating...................................................................
  Misstatement of Age or Sex..........................................................
  Incontestability....................................................................
  Statement of Values.................................................................
  Written Notice......................................................................

Distribution of the Policies..........................................................

Legal Developments Regarding Employment-Related Benefit Plans.........................

Additions, Deletions, or Substitutions of Investments.................................

State Regulation of Life of Virginia..................................................

Legal Matters.........................................................................

Experts...............................................................................

Change in Auditors....................................................................

Financial Statements..................................................................


                                     PART B


                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                               SEPARATE ACCOUNT 4



                       STATEMENT OF ADDITIONAL INFORMATION
                                     FOR THE
                    FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY
                                 FORM P1152 1/99


                                   OFFERED BY
                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                         (A Virginia Stock Corporation)
                              6610 W. Broad Street
                            Richmond, Virginia 23230




This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named Flexible Premium Variable Deferred Annuity Policy ("Policy") offered by The Life Insurance Company of Virginia. You may obtain a copy of the Prospectus dated _________ by calling (800) 352-9910, or by writing to The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230. Terms used in the current Prospectus for the Policy are incorporated in this Statement.


                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
             NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION
               WITH THE PROSPECTUSES FOR THE POLICY AND THE FUNDS.



Dated ___________

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS



                                                                                   Page



The Life Insurance Company of Virginia................................................

The Policies..........................................................................
  Transfer of Annuity Units...........................................................
  Net Investment Factor...............................................................

Termination of Participation Agreements...............................................

Calculation of Performance Date.......................................................
  Money Market Investment Subdivisions................................................
  Other Investment Subdivisions.......................................................

Federal Tax Matters...................................................................
  Taxation of Life of Virginia........................................................
  IRS Required Distributions..........................................................

General Provisions....................................................................
  Using the Policies as Collateral....................................................
  Non-Participating...................................................................
  Misstatement of Age or Sex..........................................................
  Incontestability....................................................................
  Statement of Values.................................................................
  Written Notice......................................................................

Distribution of the Policies..........................................................

Legal Developments Regarding Employment-Related Benefit Plans.........................

Additions, Deletions, or Substitutions of Investments.................................

State Regulation of Life of Virginia..................................................

Legal Matters.........................................................................

Experts...............................................................................

Change in Auditors....................................................................

Financial Statements..................................................................


                                  THE POLICIES

Transfer of Annuity Units

  At the Owner's request, Annuity Units may be transferred once per calendar year from the Investment Subdivision in which they are currently held. However, where permitted by state law, we reserve the right to refuse to execute any transfer if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the mutual funds in which the Investment Subdivisions invest. The number of Annuity Units to be transferred is (a) times (b) divided by (c) where: (a) is the number of Annuity Units in the current Investment Subdivision desired to be transferred; (b) is the Annuity Unit Value for the Investment Subdivision in which the Annuity Units are currently held; and (c) is the Annuity Unit Value for the Investment Subdivision to which the transfer is made.

  If the number of Annuity Units remaining in an Investment Subdivision after the transfer is less than 1, the Company will transfer the amount remaining in addition to the amount requested. The Company will not transfer into any Investment Subdivision unless the number of Annuity Units of that Investment Subdivision after the transfer is at least 1. The amount of the Income Payment as of the date of the transfer will not be affected by the transfer (however, subsequent Variable Income Payments will reflect the investment experience of the selected Investment Subdivisions).

Net Investment Factor

  The Net Investment Factor measures investment performance of the Investment Subdivisions of Account 4 during a Valuation Period. Each Investment Subdivision has its own Net Investment Factor for a Valuation Period. The Net Investment Factor of an Investment Subdivision available under the policies for a Valuation Period is (a) divided by (b) minus (c) where:

  (a) is (1) the value of the net assets of that Investment Subdivision at the end of the preceding Valuation Period, plus (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Investment Subdivision during the Valuation Period for which the Net Investment Factor is being determined, minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against that Investment Subdivision for taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subdivision; and

  (b) is the value of the net assets of that Investment Subdivision at the end of the preceding Valuation Period; and

  (c) is a charge no greater than .004271% for each day in the Valuation Period. This corresponds to 1.30% and 0.25% per year of the net assets of that Investment Subdivision for mortality and expense risks, and for administrative expenses, respectively.

  The values of the assets in Account 4 will be taken at their fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

                     TERMINATION OF PARTICIPATION AGREEMENTS

  The participation agreements pursuant to which the Funds sell their shares to Account 4 contain varying provisions regarding termination. The following summarizes those provisions:

GE Investments Funds, Inc. has entered into a Stock Sale Agreement with the Company pursuant to which the Fund sells its shares to Separate Account 4.

Information regarding additional Participation Agreements to be added by pre-effective amendment.

                         CALCULATION OF PERFORMANCE DATA

  From time to time, the Company may disclose total return, yield, and other performance data for the Investment Subdivisions pertaining to the Policies. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

  The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Policy. Premium taxes currently range from .0% to 3.5% of premium payments and are generally based on the rules of the state in which the Owner resides.

"Money Market" Investment Subdivisions

  From time to time, advertisements and sales literature may quote the yield of one or more of the "money market" Investment Subdivisions for a seven-day period, in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market investment portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of unrealized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one unit in that "money market" Investment Subdivision at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects: 1) net income from the investment portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Policy which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the policy maintenance charge, administrative expense charge, annual death benefit charge and the mortality and expense risk charge. For purposes of calculating current yields for a Policy, an average per unit policy maintenance charge is used. Current Yield will be calculated according to the following formula:

  Current Yield = ((NCP - ES)/UV) X (365/7)

  where:

  NCP = the net change in the value of the investment portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Investment Subdivision unit.

  ES = per unit expenses of the hypothetical account for the seven-day period.

  UV = the unit value on the first day of the seven-day period.

    The effective yield of a "money market" Investment Subdivision determined on a compounded basis for the same seven-day period may also be quoted. The effective yield is calculated by compounding the base period return according to the following formula:

  Effective Yield = (1 + ((NCP - ES)/UV))365/7 - 1

  where:

  NCP = the net change in the value of the investment portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Investment Subdivision unit.

  ES = per unit expenses of the hypothetical account for the seven-day period.

  UV = the unit value for the first day of the seven-day period.

  The yield on amounts held in a "money market" Investment Subdivision normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A "money market" Investment Subdivision's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Investment Subdivision's corresponding money market investment portfolio, the types and quality of portfolio securities held by that investment portfolio, and that investment portfolio's operating expenses. Because of the charges and deductions imposed under the Policy, the yield for a "money market" Investment Subdivision will be lower than the yield for its corresponding "money market" investment portfolio.

  Yield calculations do not take into account the Surrender Charge under the Policy, a maximum of ____% of each Premium Payment made during the ___ years prior to a full or partial surrender, or charges for the GMDB rider.

Other Investment Subdivisions

  Total Return. Sales literature or advertisements may quote total return, including average annual total return for one or more of the Investment Subdivisions for various periods of time including 1 year, 5 years and 10 years, or from inception if any of those periods are not available.

  Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

  For periods that begin before the Policy was available, performance data will be based on the performance of the underlying portfolios, with the level of Account 4 and policy charges currently in effect. Average annual total return will be calculated using Investment Subdivision unit values and deductions for the policy maintenance charge, annual death benefit charge and the surrender charge as described below:

  1. The Company calculates unit value for each Valuation Period based on the performance of the Investment Subdivision's underlying investment portfolio (after deductions for Fund expenses, the administrative expense charge, and the mortality and expense risk charge).

  2. The policy maintenance charge is $25 per year, deducted at the beginning of each Policy Year after the first. For purposes of calculating average annual total return, an average policy maintenance charge (currently 0.1% of account value attributable to the hypothetical investment) is used. This charge will be waived if the Account Value exceeds $10,000 at the time the charge is due.

  3. The surrender charge will be determined by assuming a surrender of the Policy at the end of the period. Average annual total return for periods of six years or less will therefore reflect the deduction of a surrender charge.

  4.    Total return does not consider the GMDB charges.

  5.    Total return will then be calculated according to the following formula:

  TR =  (ERV/P)1/N - 1

  where:

  TR  = the average annual total return for the period.

  ERV = the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.

  P   = a hypothetical single investment of $1,000.

  N   = the duration of the period (in years).

The available Investment Subdivision has not yet commenced operations; therefore, standard performance data for the available Investment Subdivision is not available at this time. However, non-standard adjusted historical performance data (reflects all fees and charges including surrender charges) for the fund underlying the available Investment Subdivision is as follows:



                                                                From the
                               For the    For the    For the    Date of
                               1-year     3-year     5-year     Fund
                               period     period     period     Inception  Date of
                               ended      ended      ended      to         Fund
           Fund                12/31/97   12/31/97   12/31/97   12/31/97   Inception


GE Investments Funds, Inc.
Money Market Fund




++  Returns for periods of less than one year are not annualized.


The Fund has provided the price information used to calculate the total return of the Investment Subdivision for periods prior to the inception of the Investment Subdivision. While we have no reason to doubt the accuracy of the figures provided by the Fund, we have not independently verified such information.

Other Performance Data

  We may disclose cumulative total return in conjunction with the standard format described above. The cumulative total return will be calculated using the following formula:

  CTR =                             (ERV/P) - 1

  where:

  CTR =                             the cumulative total return for the period.

  ERV = the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.

  P =                               a hypothetical single investment of $1,000.

  Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable value of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts.

  Other non-standard quotations of Investment Subdivision performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated.


                               FEDERAL TAX MATTERS

Taxation of The Company

  We do not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policies. (See Federal Tax Matters section of the prospectus.) Based upon these expectations, no charge is being made currently to Account 4 for federal income taxes which may be attributable to the Account. We will periodically review the question of a charge to Account 4 for federal income taxes related to the Account. Such a charge may be made in future years if we believe that we may incur federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in the Company's tax status. In the event that we should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policies, the Account Value would be correspondingly adjusted by any provision or charge for such taxes.

  We may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which the Company currently imposes a charge), charges for such taxes attributable to Account 4 may be made.

IRS Required Distributions

  In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Policy to provide that (a) if any Owner dies on or after the Maturity Date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Maturity Date, the entire interest in the Policy will be distributed (1) within five years after the date of that Owner's death, or (2) as Income Payments which will begin within one year of that Owner's death and which will be made over the life of the Owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The "designated beneficiary" generally is the person who will be treated as the sole owner of the Policy following the death of the Owner, Joint Owner or, in certain circumstances, the Annuitant. However, if the "designated beneficiary" is the surviving spouse of the decedent, these distribution rules will not apply until the surviving spouse's death (and this spousal exception will not again be available). If any Owner is not an individual, the death of the Annuitant will be treated as the death of an Owner for purposes of these rules.

  The Non-Qualified Policies contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

  Other rules may apply to Qualified Policies.

                               GENERAL PROVISIONS

Using the Policies as Collateral

  A Non-Qualified Policy can be assigned as collateral security. We must be notified in writing if a Policy is assigned. Any payment made before the assignment is recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. An Owner's rights and the rights of a Beneficiary may be affected by an assignment.

  A Qualified Policy may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

  The basic benefits of the Policy are assignable. Additional benefits added by rider may or may not be available/eligible for assignments.

Non-Participating

  The Policy is non-participating.  No dividends are payable.

Misstatement of Age or Sex

  If an Annuitant's age or sex was misstated on the policy data page, any policy benefits or proceeds, or availability thereof, will be determined using the correct age and sex.

Incontestability

  We will not contest the Policy.

Statement of Values

  At least once each year, we will send the Owner a statement of values within 30 days after each report date. The statement will show Account Value, Premium Payments and charges made during the report period.

Written Notice

  Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The policy number and the Annuitant's full name must be included.

  We will send all notices to the Owner at the last known address on file with the company.

                          DISTRIBUTION OF THE POLICIES

  Capital Brokerage Corporation, the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

  The Policies are sold to the public through brokers licensed under the federal securities laws and state insurance laws that have entered into agreements with Capital Brokerage Corporation. The Policy is also sold by properly registered representatives of Capital Brokerage Corporation. The offering is continuous and Capital Brokerage Corporation does not anticipate discontinuing the offering of the Policies. However, the Company does reserve the right to discontinue the offering of the Policies.

          LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

  In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments. Presently, the Company is licensed to do business in the District of Columbia and all states, except New York.

                                  LEGAL MATTERS

  Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issue and sale of the Policies described in this Prospectus. Patricia L. Dysart, Associate General Counsel of the Company, has provided advice on certain legal matters pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policies under Virginia insurance law.

                                     EXPERTS

KPMG Peat Marwick LLP.

  The consolidated balance sheets of The Life Insurance Company of Virginia and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity and cash flows for the year ended December 31, 1997, the nine months ended December 31, 1996 and the preacquisition three months period ended March 31, 1996, and the statement of assets and liabilities of Life of Virginia Separate Account 4 as of December 31, 1997 and the related statements of operations and changes in net assets for each of the two years or lesser periods then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP with respect to the consolidated financial statements of The Life Insurance Company of Virginia and subsidiary contains an explanatory paragraph that states that effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of the Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Ernst & Young LLP.

  The consolidated statements of income, stockholder's equity and cash flows of The Life Insurance Company of Virginia and subsidiaries for the year ended December 31, 1995 and the statements of operations and changes in net assets of Life of Virginia Separate Account 4 for the year or period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               CHANGE IN AUDITORS

  Subsequent to the acquisition of us by GNA Corporation on April 1, 1996, we selected KPMG Peat Marwick LLP to be our auditor. Accordingly, our principal auditor has changed for the year ending December 31, 1996, from Ernst & Young LLP, to KPMG Peat Marwick LLP. The former auditors were dismissed and KPMG Peat Marwick LLP was retained because KPMG Peat Marwick LLP is the auditor for GE Capital, the indirect parent of GNA Corporation. This change was approved by the members of the Board of Directors of the Company.

  Neither KPMG Peat Marwick LLP's nor Ernst & Youngs LLP's reports on the financial statements contains any adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty or audit scope. Furthermore, there were no disagreements with either on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which would have caused them to make reference to the subject matter of the disagreement in connection with their reports.


                              FINANCIAL STATEMENTS

  This Statement of Additional Information contains financial statements for the Company's Separate Account 4 as of December 31, 1997, and for each of the three years in the period then ended.

  The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries included herein should be distinguished from the financial statements of Account 4 and should be considered only as bearing on the ability of the Company to meet its obligations under the Policy.

  Such consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Account 4.


LIFE OF VIRGINIA SEPARATE ACCOUNT 4


Statements of Assets and Liabilities

Year ended December 31, 1997

(With Independent Auditors' Report Thereon)

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Table of Contents

Year ended December 31, 1997

=============================================================================

                                                                         Page

Independent Auditors' Report................................................1

Financial Statements:

      Statements of Assets and Liabilities..................................3
      Statements of Operations..............................................9
      Statements of Changes in Net Assets..................................20

Notes to Financial Statements..............................................31

=============================================================================

Report of Independent Auditors


Contractholders
Life of Virginia Separate Account 4
   and Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying statements of assets and liabilities of Life of Virginia Separate Account 4 (the Account) (comprising the GE Investments Funds, Inc.--S&P 500 Index, Money Market, Total Return, International Equity, Real Estate Securities, Global Income, Value Equity and Income Funds; the Oppenheimer Variable Account Funds--Bond, Capital Appreciation, Growth, High Income and Multiple Strategies Funds; the Variable Insurance Products Fund--Equity-Income, Growth and Overseas Portfolios; the Variable Insurance Products Fund II--Asset Manager and Contrafund Portfolios; the Variable Insurance Products III--Growth & Income and Growth Opportunities Portfolios; the Federated Investors Insurance Series--American Leaders, High Income Bond and Utility Funds II; the Alger American--Small Cap and Growth Portfolios; the PBHG Insurance Series Fund--PBHG Large Cap Growth and PBHG Growth II Portfolios; and the Janus Aspen Series--Aggressive Growth, Growth, Worldwide Growth, Balanced, Flexible Income, International Growth and Capital Appreciation Portfolios) as of December 31, 1997 and the related statements of operations and changes in net assets for the aforementioned funds and the GE Investments Funds Inc. --Government Securities Fund; Oppenheimer Variable Account Funds--Money Fund; Variable Insurance Products Funds--Money Market and High Income Portfolios; and Neuberger & Berman Advisers Management Trust--Balanced, Bond and Growth Portfolios of Life of Virginia Separate Account 4 for each of the two years or lesser periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statements of operations and changes in net assets of Life of Virginia Separate Account 4 for the year or period ended December 31, 1995, were audited by other auditors, whose report thereon dated February 8, 1996 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Life of Virginia Separate Account 4 as of December 31, 1997 and the results of their operations and changes in their net assets for each of the two years or lesser periods then ended in conformity with generally accepted accounting principles.


                                           /s/ KPMG PEAT MARWICK LLP
                                           -------------------------
                                           KPMG PEAT MARWICK LLP


Richmond, Virginia
February 13, 1998

                         REPORT OF INDEPENDENT AUDITORS

Policyholders
Life of Virginia Separate Account 4
 and
Board of Directors
The Life Insurance Company of Virginia

We have audited the accompanying statements of operations and changes in net assets for the year ended December 31, 1995 for the Life of Virginia Series Fund, Inc. Common Stock Index, Government Securities, Money Market and Total Return portfolios, the Oppenheimer Variable Account Funds portfolios, the Variable Insurance Products Fund portfolios, the Variable, Insurance Products Fund II Asset Manager portfolio, the Advisers Management Trust portfolios, the Janus Aspen Aggressive Growth, Growth, and Worldwide Growth portfolios, and for the period from May 23, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. International Equity portfolio, for the period from May 2, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. Real Estate Securities portfolio, for the period from January 5, 1995 (date of inception) to December 31, 1995 for the Variable Insurance Products Fund II Contrafund portfolio, for the period from February 3, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Corporate Bond portfolio, for the period from January 27, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Utility portfolio, for the period from October 11, 1995 (date of inception) to December 31, 1995 for the Janus Aspen Balanced portfolio, for the period from October 13, 1995 (date of inception) to December 31, 1995 for the Janus Aspen Flexible Income portfolio, for the period from October 3, 1995 (date of inception) to December 31, 1995 for the Alger American Small Cap portfolio and for the period from October 4, 1995 (date of inception) to December 31, 1995 for the Alger American Growth portfolio. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets for the periods described in the first paragraph of each of the respective portfolios constituting Life of Virginia Separate Account 4, in conformity with generally accepted accounting principles.

                                                     ERNST & YOUNG LLP


Richmond, Virginia
February 8, 1996

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Assets and Liabilities

December 31, 1997

-------------------------------------------------------------------------------

                                                                              GE Investment Funds, Inc.
                                                                   (formerly Life Of Virginia Series Fund, Inc.)
                                                                ------------------------------------------------
                                                                             S&P 500         Money         Total
                                                                               Index        Market        Return
                                                                                Fund          Fund          Fund
----------------------------------------------------------------------------------------------------------------

Investment GE Investments Funds, Inc.,
 at fair value (note 2):
  S&P 500 Index Fund (7,976,419 shares; cost - $145,723,059)          $  153,386,538         -              -
  Money Market Fund (118,336,576 shares; cost - $117,791,205)                  -       118,336,576          -
  Total Return Fund (3,370,192 shares; cost - $48,733,062)                     -             -        44,520,238
  International Equity Fund (2,151,087 shares; cost - $24,524,231)             -             -              -
  Real Estate Securities Fund (3,452,544 shares; cost - $48,950,718)           -             -              -
  Global Income Fund (611,834 shares; cost - $6,150,915)                       -             -              -
  Value Equity Fund (1,199,676 shares; cost - $14,841,949)                     -             -              -
  Income Fund (1,845,624 shares; cost - $22,362,706)                           -             -              -
Receivable from affiliate                                                    131,054         -            34,825
Receivable for units sold                                                     52,884     5,964,313          -

----------------------------------------------------------------------------------------------------------------

                                                                      $  153,570,476   124,300,889    44,555,063
----------------------------------------------------------------------------------------------------------------

Liabilities
----------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                        $      144,152       606,185        27,866
Payable for units withdrawn                                                    -             -                80
----------------------------------------------------------------------------------------------------------------

Total liabilities                                                            144,152       606,185        27,946
----------------------------------------------------------------------------------------------------------------

Net Assets                                                            $  153,426,324   123,694,704    44,527,117
----------------------------------------------------------------------------------------------------------------

Analysis of net assets:
Attributable to:
  Variable deferred annuity contractholders                          $  153,426,324   123,694,704     44,527,117
  The Life Insurance Company
  of Virginia                                                                 -             -              -
----------------------------------------------------------------------------------------------------------------

Net assets                                                           $  153,426,324   123,694,704     44,527,117
----------------------------------------------------------------------------------------------------------------

Outstanding units: Type I (note 2)                                          918,847     3,512,260        631,828
----------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type I                                     $        39.63         14.77          28.96
----------------------------------------------------------------------------------------------------------------

Outstanding units: Type II (note 2)                                       3,025,140     4,980,487        928,145
----------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type II                                    $        38.68         14.42          28.26
----------------------------------------------------------------------------------------------------------------


                                                                         GE Investments Funds, Inc.
                                                                 (formerly Life of Virginia Series Fund, Inc.)(continued)
                                                              ---------------------------------------------------------------------
                                                                   International   Real Estate       Global     Value
                                                                          Equity    Securities       Income    Equity       Income
                                                                            Fund          Fund         Fund      Fund         Fund
-----------------------------------------------------------------------------------------------------------------------------------
Investment GE Investments Funds, Inc.,
at fair value (note 2):
  S&P 500 Index Fund (7,976,419 shares; cost - $145,723,059)               -             -            -          -               -
  Money Market Fund (118,336,576 shares; cost - $117,791,205)              -             -            -          -               -
  Total Return Fund (3,370,192 shares; cost - $48,733,062)                 -             -            -          -               -
  International Equity Fund (2,151,087 shares; cost - $24,524,231)    22,973,610         -            -          -               -
  Real Estate Securities Fund (3,452,544 shares; cost - $48,950,718)       -        52,754,866        -          -               -
  Global Income Fund (611,834 shares; cost - $6,150,915)                   -             -      6,026,567        -               -
  Value Equity Fund (1,199,676 shares; cost - $14,841,949)                 -             -            -    15,727,748            -
  Income Fund (1,845,624 shares; cost - $22,362,706)                       -             -            -          -      22,350,507
Receivable from affiliate                                                 12,571       26,750         -        14,492            -
Receivable for units sold                                                  -               27      89,788     166,328            -
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                          22,986,181   52,781,643   6,116,355  15,908,568    2,350,507
----------------------------------------------------------------------------------------------------------------------------------

Liabilities
----------------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                             7,311       22,389       1,057       8,560      306,136
Payable for units withdrawn                                              102,337       75,457        -         -            33,511
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                        109,648      97,846        1,057       8,560      339,647
----------------------------------------------------------------------------------------------------------------------------------

Net Assets                                                            22,876,533  52,683,797    6,115,298  15,900,008   22,010,860
----------------------------------------------------------------------------------------------------------------------------------

Analysis of net assets:
Attributable to:
  Variable deferred annuity contractholders                            9,954,696  33,635,732      944,793  11,923,320   22,010,860
  The Life Insurance Company
  of Virginia                                                         12,921,837  19,048,065    5,170,505   3,976,688            -
----------------------------------------------------------------------------------------------------------------------------------

Net assets                                                            22,876,533  52,683,797    6,115,298  15,900,008   22,010,860
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units: Type I (note 2)                                     1,212,802   1,385,306      516,898     479,621    1,295,638
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type I                                           12.53       18.46        10.26       13.15        10.01
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units: Type II (note 2)                                      614,410   1,478,247       79,290     730,616      903,249
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type II                                          12.50       18.34        10.24       13.13        10.01
----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------

                                                                                  Oppenheimer Variable Account Funds
                                                                 -----------------------------------------------------------------
                                                                                        Capital               High      Multiple
                                                                              Bond Appreciation    Growth   Income    Strategies
Assets                                                                        Fund         Fund      Fund     Fund          Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable Account Funds,
   at fair value (note 2):
   Bond Fund (3,338,044 shares;  cost-$38,648,132)                  $39,756,108        -           -            -            -
   Capital Appreciation Fund (5,085,365 shares; cost-$177,299,340)         -      208,296,549      -            -            -
   Growth Fund (4,282,333 shares; cost-$115,624,020)                       -           -      138,918,887       -            -
   High Income Fund (12,856,952 shares; cost-$143,356,020)                 -           -           -       148,112,092       -
   Multiple Strategies Fund (4,239,791 shares; cost-$61,776,406)           -           -           -            -       72,118,841
Receivable from affiliate                                                 3,463        56,595      -            89,573      13,227
Receivable for units sold                                                84,091        81,846     211,756      188,070       6,302
----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                        $39,843,662   208,434,990 139,130,643  148,389,735  72,138,370
----------------------------------------------------------------------------------------------------------------------------------

Liabilities
----------------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                      $    43,140       587,754     114,827      104,109     114,775
Payable for units withdrawn                                              54,839        -           -            -               42
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                        97,979       587,754     114,827      104,109     114,817
----------------------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity
  contractholders                                                   $39,745,683   207,847,236 139,015,816  148,285,626  72,023,553
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                     929,630     2,591,419   1,291,813    1,869,843   1,553,549
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                   $     20.92         36.52       37.62        31.32       26.43
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                    994,017     3,176,448   2,462,359    2,934,974   1,200,126
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                  $     20.42         35.64       36.72        30.57       25.80
----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------

                                                                                     Variable Insurance Products Fund
                                                                               -----------------------------------------
                                                                                   Equity-
                                                                                    Income         Growth      Overseas
                                                                                 Portfolio      Portfolio     Portfolio
-----------------------------------------------------------------------------------------------------------------------

Investment in Variable Insurance Products
Fund, at fair value (note 2):
  Equity-Income Portfolio (25,284,474 shares; cost - $481,451,916)           $ 613,907,020              -             -
  Growth Portfolio (8,496,260 shares; cost - $238,768,154)                               -    315,211,237             -
  Overseas Portfolio (5,812,347 shares; cost - $99,900,187)                              -              -   111,597,056
Receivable from affiliate                                                          204,695        116,417        14,558
Receivable for units sold                                                          118,450         58,665             -
-----------------------------------------------------------------------------------------------------------------------

Total assets                                                                 $ 614,230,165    315,386,319   111,611,614
-----------------------------------------------------------------------------------------------------------------------

Liabilities
-----------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note3)                                $     437,839        312,937       172,653
Payable for units withdrawn                                                        209,554         59,775     3,134,340
-----------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                  647,393        372,712     3,306,993
-----------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders         $ 613,582,772    315,013,607   108,304,621
-----------------------------------------------------------------------------------------------------------------------

Outstanding units: Type I (note 2)                                               6,589,338      4,467,825     3,398,260
-----------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type I                                             $       37.36          39.40         21.16
-----------------------------------------------------------------------------------------------------------------------

Outstanding units: Type II (note 2)                                             10,074,173      3,614,598     1,762,588
-----------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type II                                            $       36.47          38.45         20.65
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                                                                                    Variable Insurance        Variable Insurance
                                                                                     Products Fund II          Products Fund III
                                                                               --------------------------------------------------
                                                                                     Asset                Growth &         Growth
                                                                                   Manager   Contrafund     Income  Opportunities
                                                                                 Portfolio    Portfolio  Portfolio      Portfolio
---------------------------------------------------------------------------------------------------------------------------------

Investment in Variable Insurance Products Fund II, at fair value (note 2):
  Asset Manager Portfolio (26,932,347 shares;  cost - $393,528,382)          $ 485,051,564            -          -              -
  Contrafund Portfolio (12,134,794 shares; cost - $193,722,470)                          -  241,967,789          -              -

Investment in Variable Insurance Products Fund III, at fair value (note 2):
  Growth & Income Portfolio (1,247,313 shares; cost - $15,170,737)                       -            - 15,628,837              -
  Growth Opportunities Portfolio (883,879 shares; cost - $15,976,584)                    -            -          -     17,032,342

Receivable from affiliate                                                            5,351      176,780     25,307          3,157
Receivable for units sold                                                           43,195      255,163     64,010         64,775
---------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                 $ 485,100,110  242,399,732 15,718,154     17,100,274
---------------------------------------------------------------------------------------------------------------------------------

Liabilities
---------------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                               $   1,187,116      176,209      9,932         12,499
Payable for units withdrawn                                                         38,182       86,127          -              -
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                1,225,298      262,336      9,932         12,499
----------------------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders         $ 483,874,812  242,137,396 15,708,222     17,087,775
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units: Type I (note 2)                                              17,101,510    3,296,201    294,329        341,417
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type I                                             $       24.53        20.47      12.38          12.30
----------------------------------------------------------------------------------------------------------------------------------

Outstanding units: Type II (note 2)                                              2,678,933    8,595,677    976,086      1,049,540
----------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit: Type II                                            $       24.03        20.32      12.36          12.28
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------



                                                                                            Federated Investors
                                                                                            Insurance Series
                                                                              -----------------------------------------
                                                                                 American           High
                                                                                  Leaders    Income Bond       Utility
Assets                                                                            Fund II        Fund II       Fund II
-------------------------------------------------------------------------------------------------------------------------

Investments in Federated Investors Insurance Series, at fair value (note 2):
     American Leaders Fund II (1,767,003 shares; cost - $31,138,913)        $  34,686,268              -             -
     High Income Bond Fund II (3,216,287 shares; cost - $33,511,201)                    -     35,218,348             -
     Utility Fund II (2,126,742 shares - cost - $24,061,328)                            -              -    30,391,148
Investment in Alger American, at fair value (note 2):
     Small Cap Portfolio (1,690,554 shares; cost - $70,050,792)                         -              -             -
     Growth Portfolio (1,691,682 shares; cost - $61,989,581)                            -              -             -
PBHG Insurance Series Fund at fair value (note 2):
     PBHG Large Cap Growth Portfolio (401,761 shares; cost - $4,598,913)                -              -             -
     PBHG Growth II Portfolio (629,476 shares; cost - $6,856,693)                       -              -             -
Receivable from affiliate                                                           9,118          6,282        20,101
Receivable for units sold                                                         223,715         12,611        12,121
-------------------------------------------------------------------------------------------------------------------------

Total assets                                                                $  34,919,101     35,237,241    30,423,370
-------------------------------------------------------------------------------------------------------------------------

Liabilities
-------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                              $      25,357         26,612        22,088
Payable for units withdrawn                                                            18         15,282         3,388
-------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                  25,375         41,894        25,476
-------------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders        $  34,893,726     35,195,347    30,397,894
-------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                               361,619        456,124       485,332
-------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                           $       14.48          15.11         16.88
-------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                            2,056,691      1,886,887     1,325,701
-------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                          $       14.42          15.00         16.75
-------------------------------------------------------------------------------------------------------------------------




Statements of Assets and Liabilities, Continued



--------------------------------------------------------------------------------



                                                                                         Alger American
                                                                                ---------------------------
                                                                                        Small
                                                                                          Cap        Growth
Assets                                                                              Portfolio     Portfolio
------------------------------------------------------------------------------------------------------------

Investments in Federated Investors Insurance Series, at fair value (note 2):
     American Leaders Fund II (1,767,003 shares; cost - $31,138,913)                       -             -
     High Income Bond Fund II (3,216,287 shares; cost - $33,511,201)                       -             -
     Utility Fund II (2,126,742 shares - cost - $24,061,328)                               -             -
Investment in Alger American, at fair value (note 2):
     Small Cap Portfolio (1,690,554 shares; cost - $70,050,792)                   73,961,717             -
     Growth Portfolio (1,691,682 shares; cost - $61,989,581)                               -    72,336,337
PBHG Insurance Series Fund at fair value (note 2):
     PBHG Large Cap Growth Portfolio (401,761 shares; cost - $4,598,913)                   -             -
     PBHG Growth II Portfolio (629,476 shares; cost - $6,856,693)                          -             -
Receivable from affiliate                                                             23,461        28,703
Receivable for units sold                                                                  -         7,598
-----------------------------------------------------------------------------------------------------------

Total assets                                                                      73,985,178    72,372,638
-----------------------------------------------------------------------------------------------------------

Liabilities
-----------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                                        56,893       156,426
Payable for units withdrawn                                                          100,595        62,399
-----------------------------------------------------------------------------------------------------------

Total liabilities                                                                    157,488       218,825
-----------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders              73,827,690    72,153,813
-----------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                                1,325,070     1,022,514
-----------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                                      10.64         13.42
-----------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                               5,645,458     4,380,186
-----------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                                     10.58         13.34
-----------------------------------------------------------------------------------------------------------

Statements of Assets and Liabilities, Continued



-------------------------------------------------------------------------------



                                                                             PBHG Insurance Series Fund
                                                                             --------------------------
                                                                               PBHG Large         PBHG
                                                                               Cap Growth    Growth II
Assets                                                                          Portfolio    Portfolio
-------------------------------------------------------------------------------------------------------

Investments in Federated Investors Insurance Series, at fair value (note 2):
     American Leaders Fund II (1,767,003 shares; cost - $31,138,913)                    -            -
     High Income Bond Fund II (3,216,287 shares; cost - $33,511,201)                    -            -
     Utility Fund II (2,126,742 shares - cost - $24,061,328)                            -            -
Investment in Alger American, at fair value (note 2):
     Small Cap Portfolio (1,690,554 shares; cost - $70,050,792)                         -            -
     Growth Portfolio (1,691,682 shares; cost - $61,989,581)                            -            -
PBHG Insurance Series Fund at fair value (note 2):
     PBHG Large Cap Growth Portfolio (401,761 shares; cost - $4,598,913)        4,748,811            -
     PBHG Growth II Portfolio (629,476 shares; cost - $6,856,693)                       -    6,766,864
Receivable from affiliate                                                          19,040          423
Receivable for units sold                                                          24,969      241,497
-------------------------------------------------------------------------------------------------------

Total assets                                                                    4,792,820    7,008,784
-------------------------------------------------------------------------------------------------------

Liabilities
-------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                                     21,750        5,127
Payable for units withdrawn                                                        52,803       51,717
-------------------------------------------------------------------------------------------------------

Total liabilities                                                                  74,553       56,844
-------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders            4,718,267    6,951,940
-------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                                 55,997       76,611
-------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                                   11.73        10.67
-------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                              346,833      576,010
-------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                                  11.71        10.65
-------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------



                                                                                               Janus Aspen Series
                                                                    -----------------------------------------------------------
                                                                       Aggressive                    Worldwide
                                                                           Growth        Growth         Growth      Balanced
Assets                                                                  Portfolio     Portfolio      Portfolio     Portfolio
-------------------------------------------------------------------------------------------------------------------------------

Investment in Janus Aspen Series,
  at fair value (note 2):
     Aggressive Growth Portfolio
        (5,150,041 shares; cost - $90,470,714)                        105,833,338             -              -             -
     Growth Portfolio (12,128,299
       shares; cost - $177,459,821)                                             -   224,130,972              -             -
     Worldwide Growth Portfolio
       (14,763,565 shares; cost - $285,300,634)                                 -             -    345,319,777             -
     Balanced Portfolio (4,444,303
       shares; cost - $72,670,094)                                              -             -              -    77,641,966
     Flexible Income Portfolio
       (1,218,449 shares; cost - $14,017,277)                                   -             -              -             -
     International Growth Portfolio
       (3,130,281 shares; cost - $56,025,325)                                   -             -              -             -
     Capital Appreciation Portfolio
       (214,897 shares; cost - $2,699,822)                                      -             -              -             -
Receivable from affiliate                                                  48,595        24,477        118,902        52,126
Receivable for units sold                                                  10,900       166,892        194,595         5,036
-------------------------------------------------------------------------------------------------------------------------------

Total assets                                                          105,892,833   224,322,341    345,633,274    77,699,128
-------------------------------------------------------------------------------------------------------------------------------

Liabilities
-------------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                             77,711       253,424        249,062        52,851
Payable for units withdrawn                                                     -             -        258,130         8,042
-------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                          77,711       253,424        507,192        60,893
-------------------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders $105,815,122   224,068,917    345,126,082    77,638,235
-------------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                     1,817,576     4,505,765      4,938,272     2,481,552
-------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                           20.26         19.15          23.10         14.73
-------------------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                    3,442,667     7,270,898     10,111,685     2,804,435
-------------------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                          20.04         18.95          22.85         14.65
-------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.





Statements of Assets and Liabilities, Continued



------------------------------------------------------------------------------


                                                                       -------------------------------------------
                                                                         Flexible     International        Capital
                                                                           Income            Growth   Appreciation
Assets                                                                  Portfolio         Portfolio      Portfolio
------------------------------------------------------------------------------------------------------------------
Investment in Janus Aspen Series, at fair value (note 2):
     Aggressive Growth Portfolio
        (5,150,041 shares; cost - $90,470,714)                                  -                -               -
     Growth Portfolio (12,128,299
       shares; cost - $177,459,821)                                             -                -               -
     Worldwide Growth Portfolio
       (14,763,565 shares; cost - $285,300,634)                                 -                -               -
     Balanced Portfolio (4,444,303
       shares; cost - $72,670,094)                                              -                -               -
     Flexible Income Portfolio
       (1,218,449 shares; cost - $14,017,277)                          14,353,326                -               -
     International Growth Portfolio
       (3,130,281 shares; cost - $56,025,325)                                   -       57,847,585               -
     Capital Appreciation Portfolio
       (214,897 shares; cost - $2,699,822)                                      -                -       2,712,004
Receivable from affiliate                                                   4,412           34,124             812
Receivable for units sold                                                  42,930                -           1,500
------------------------------------------------------------------------------------------------------------------

Total assets                                                           14,400,668       57,881,709       2,714,316
------------------------------------------------------------------------------------------------------------------

Liabilities
------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                             10,126           40,026          39,487
Payable for units withdrawn                                                53,791        3,175,957           5,254
------------------------------------------------------------------------------------------------------------------

Total liabilities                                                          63,917        3,215,983          44,741
------------------------------------------------------------------------------------------------------------------

Net assets attributable to variable deferred annuity contractholders   14,336,751       54,665,726       2,669,575
------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type I (note 2)                                       280,878        1,004,669          49,257
------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type I                                           12.52            13.69           12.56
------------------------------------------------------------------------------------------------------------------

Outstanding units:  Type II (note 2)                                      869,089        3,001,600         163,550
------------------------------------------------------------------------------------------------------------------

Net asset value per unit:  Type II                                          12.45            13.63           12.54
------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Operations



                                      GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.)
-------------------------------------------------------------------------------------------------

                                                    S&P 500                         Government
                                                     Index                          Securities
                                                     Fund                             Fund
                                        -------------------------------- -------------------------------
                                               Year ended December 31,          Year ended December 31,
                                             1997       1996       1995      1997       1996       1995
----------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends                  4,001,897  23,435,279   411,769         -    1,309,648    565,524
    Expenses - Mortality and expense
      risk charges (note 3)             1,356,740     492,403   139,329   147,796      143,919     83,929
----------------------------------------------------------------------------------------------------------

Net investment income (expense)         2,645,157  22,942,876   272,440  (147,796)   1,165,729    481,595
----------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
  on investments:
      Net realized gain (loss)           (899,446)  1,510,464   345,068  (242,895)     (68,248)   (20,275)
      Unrealized appreciation
         (depreciation) on investments 21,611,136 (16,204,375) 2,539,788   987,049    (995,503)   567,616
----------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
     on investments                    20,711,690 (14,693,911) 2,884,856   744,154  (1,063,751)   547,341
----------------------------------------------------------------------------------------------------------

Increase in net assets
    from operations                    23,356,847   8,248,965  3,157,296   596,358      101,978  1,028,936
----------------------------------------------------------------------------------------------------------

                                              GE Investments Funds, Inc. (formerly Life
                                                         of Virginia Series Fund, Inc.)
                                      -----------------------------------------------------------------
                                                  Money Market                     Total Return
                                                          Fund                             Fund
                                      --------------------------------- ----------------------------------
                                               Year ended December 31,          Year ended December 31,
                                            1997       1996       1995       1997      1996       1995
--------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends                 5,626,589  5,204,323  1,098,198  6,098,862  9,319,880   1,576,466
    Expenses - Mortality and expense
      risk charges (note 3)            1,421,044    980,270    144,841    496,469    357,589     187,419
--------------------------------------------------------------------------------------------------------

Net investment income (expense)        4,205,545  4,224,053    953,357  5,602,393  8,962,291   1,389,047
--------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
  on investments:
      Net realized gain (loss)        (4,421,730) 1,686,452    312,501   (454,827)   614,446     308,073
      Unrealized appreciation
         (depreciation) on investments 4,383,879 (2,984,484) (757,472)    657,828 (6,827,262)  1,987,241
--------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
     on investments                     (37,851) (1,298,032) (444,971)    203,001 (6,212,816)  2,295,314
--------------------------------------------------------------------------------------------------------

Increase in net assets
    from operations                    4,167,694  2,926,021    508,386  5,805,394  2,749,475   3,684,361
--------------------------------------------------------------------------------------------------------


                                                           GE Investments Funds, Inc. (formerly Life
                                                                of Virginia Series Fund, Inc.)
                                                                        (continued)

                                            -------------------------------------------------------------------------------


                                                       International                     Real Estate
                                                             Equity                       Securities
                                                               Fund                             Fund
                                            ---------------------------------     ----------------------------------------
                                                                    Period from                                Period from
                                                                         May 23,                                    May 2,
                                             Year ended   Year ended     1996 to     Year ended   Year ended       1995 to
                                            December 31  December 31 December 31,  December 31,  December 31,  December 31
                                                   1997         1996        1995           1997          1996         1995
-------------------------------------------------------  -----------------------  -----------------------------------------

Investment income:
    Income - Dividends                      2,686,699    1,056,063    31,010      5,456,896      1,627,291       670,339
    Expenses - Mortality and expense risk
      charges (note 3)                        113,987       56,953     4,298        292,230         49,030         2,663
-------------------------------------------------------  -----------------------  -----------------------------------------

Net investment income                       2,572,712      999,110    26,712      5,164,666      1,578,261       667,676
-------------------------------------------------------  -----------------------  -----------------------------------------

Net realized and unrealized gain (loss) on
  investments:
    Net realized gain (loss)                  665,649       86,537       646      2,710,582        299,159        24,928
    Unrealized appreciation (depreciation)
      on investments                        (1,565,382)    (11,119)   25,880     (1,305,117)     4,059,521     1,049,744
-------------------------------------------------------  ------------------------------------------------------------------

Net realized and unrealized gain (loss) on
 investments                                  (899,733)      75,418    26,526     1,405,465      4,358,680     1,074,672
-------------------------------------------------------  ------------------------------------------------------------------

Increase in net assets from operations       1,672,979    1,074,528    53,238     6,570,131      5,936,941     1,742,348
-------------------------------------------------------  ------------------------------------------------------------------


                                                     GE Investments Funds, Inc.
                                           (formerly Life of Virginia Series Fund, Inc.)
                                                             (continued)
                                           -------------------------------------------


                                               Global        Value
                                               Income       Equity          Income
                                                 Fund         Fund            Fund
                                            ----------     ----------     ----------
                                            Period from   Period from     Period from
                                                 May 1,        May 1,    December 12,
                                                1997 to       1997 to         1997 to
                                            December 31   December 31    December 31,
                                                   1997          1997            1997
------------------------------------------------------------------------------------

Investment income:
    Income - Dividends                         300,672       142,788          58,034
    Expenses - Mortality and expense risk
      charges (note 3)                           2,982        38,307          14,197
------------------------------------------------------------------------------------

Net investment income                          297,690       104,481         43,837
-----------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
    Net realized gain (loss)                     2,417      357,048         (6,710)
    Unrealized appreciation (depreciation)
      on investments                          (124,348)     885,799        (12,199)
-----------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments                                 (121,931)   1,242,847        (18,909)
-----------------------------------------------------------------------------------

Increase in net assets from operations         175,759    1,347,328         24,928
-----------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

-----------------------------------------------------------------

                                 Oppenheimer Variable Account Funds
                                 -----------------------------------

                                                 Money
                                                  Fund
                                 ----------------------------------
                                           Year ended December 31,
                                         1997       1996       1995
--------------------------------------------------------------------

Investment income:
    Income - Dividends              $   110,711    175,537   303,556
    Expenses - Mortality and expense
       risk charges (note 3)             25,908     40,663     64,415
---------------------------------------------------------------------

Net investment income (expense)          84,803    134,874    239,141
---------------------------------------------------------------------

Net  realized and unrealized gain
  (loss) on investments:
      Net realized gain                     -          -          -
      Unrealized appreciation
         (depreciation) on investments      -          -          -
--------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                          -          -          -
--------------------------------------------------------------------

Increase in net assets
     from operations                   $ 84,803    134,874    239,141
--------------------------------------------------------------------



                            Oppenheimer Variable Account Funds (continued)
                            ---------------------------------------------

                                              Bond
                                              Fund
                                 -----------------------------------
                                       Year ended December 31,
                                     1997       1996       1995
---------------------------------------------------------------------

Investment income:
    Income - Dividends               2,260,511  1,774,226 1,222,079
    Expenses - Mortality and expense
       risk charges (note 3)           437,693    336,825   220,766
---------------------------------------------------------------------

Net investment income (expense)      1,822,818  1,437,401 1,001,313
---------------------------------------------------------------------

Net realized and unrealized gain
 (loss) on investments:
      Net realized gain                187,695    106,242     53,120
      Unrealized appreciation
         (depreciation) on investments 663,371   (442,815) 1,654,610
---------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments              851,066   (336,573) 1,707,730
---------------------------------------------------------------------

Increase in net assets
     from operations                 2,673,884  1,100,828  2,709,043
---------------------------------------------------------------------

                          Oppenheimer Variable Account Funds (continued)
                          -----------------------------------------------
                                                 Capital
                                            Appreciation
                                                    Fund
                                ------------------------------------
                                         Year ended December 31,
                                      1997       1996         1995
--------------------------------------------------------------------

Investment income:
    Income - Dividends               8,221,818  6,069,096    331,803
    Expenses - Mortality and expense
       risk charges (note 3)         2,381,196  1,506,102    868,053
---------------------------------------------------------------------

Net investment income (expense)      5,840,622  4,562,994   (536,250)
---------------------------------------------------------------------

Net  realized and unrealized gain
   (loss) on investments:
      Net realized gain              6,868,228  6,301,279  1,666,666
      Unrealized appreciation
         (depreciation) on
         investments)                5,927,622  7,478,382 18,977,772
---------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments          12,795,850  13,779,661 20,644,438
----------------------------------------------------------------------

Increase in net assets
     from operations               18,636,472  18,342,655 20,108,188
----------------------------------------------------------------------





                                  Oppenheimer Variable Account Funds (continued)
                                  ---------------------------------------------

                                                      Growth
                                                        Fund
                                          ---------------------------------
                                                     Year ended December 31,
                                                   1997      1996      1995
----------------------------------------------------------------------------

Investment income:
    Income - Dividends                       4,911,400  3,110,376   393,011
    Expenses - Mortality and expense
       risk charges (note 3)                 1,372,378    599,846   265,718
----------------------------------------------------------------------------

Net investment income (expense)              3,539,022  2,510,530   127,293
----------------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain                      5,826,603  1,959,742   739,151
      Unrealized appreciation
         (depreciation) on
         investments)                       11,621,155 5,568,726  5,287,316
----------------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments                   17,447,758 7,528,468  6,026,467
----------------------------------------------------------------------------

Increase in net assets
     from operations                       20,986,780 10,038,998 6,153,760
----------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4


-------------------------------------------------------------------------------------------------------

                                             Oppenheimer Variable Account Funds (continued)
                                 ----------------------------------------------------------------------
                                               High                            Multiple
                                             Income                          Strategies
                                               Fund                                Fund
                                 -------------------------------- -------------------------------------
                                         Year ended December 31,          Year ended December 31,
                                      1997       1996       1995      1997       1996       1995
-------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends              $9,138,791  6,387,294  3,582,283  4,485,399  3,343,955 2,521,297
    Expenses - Mortality and expense
      risk charges (note 3)          1,397,317    825,956    471,932    794,598    571,993   410,701
------------------------------------------------------------------------------------------------------

Net investment income                7,741,474  5,561,338  3,110,351  3,690,801  2,771,962 2,110,596
------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain (loss)       1,298,149    763,575   (105,319) 1,435,981   701,256    353,442
      Unrealized appreciation
         (depreciation) on
         investments)                2,089,422  2,079,281  2,497,291  4,025,778  2,786,345 3,750,075
-----------------------------------------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments           3,387,571   2,842,856  2,391,972  5,461,759  3,487,601 4,103,517
-----------------------------------------------------------------------------------------------------

Increase in net assets
     from operations              $11,129,045   8,404,194  5,502,323  9,152,560  6,259,563 6,214,113
-----------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

-----------------------------------------------------------------------------------------------------------------------------------
                                                          Variable Insurance Products Fund
                                 --------------------------------------------------------------------------------------------------
                                                                                High                          Equity-
                                            Money Market                      Income                           Income
                                               Portfolio                   Portfolio                        Portfolio
                                 -------------------------------- -----------------------------------------------------------------
                                        Year ended December 31,          Year ended December 31,          Year ended December 31,
                                   1997       1996       1995      1997       1996      1995        1997       1996       1995
-----------------------------------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends           $843,023  1,655,033  3,320,468  1,930,318  2,780,632 1,144,671  42,510,440  12,605,854 10,037,638
    Expenses - Mortality and expense
      risk charges (note 3)       212,121    382,911    699,880    277,254    332,922   297,241   6,650,343   4,253,036  2,138,272
-----------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)   630,902  1,272,122  2,620,588  1,653,064  2,447,710   847,430  35,860,097   8,352,818  7,899,366
-----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain (loss)         -          -          -   4,673,705    479,085   425,760  15,417,526   9,394,625  4,284,587
      Unrealized appreciation
         (depreciation) on
         investments                   -          -          -  (2,814,608)   308,688 2,702,738  65,899,106  23,601,942 37,953,951
-----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                     -          -          -   1,859,097    787,773 3,128,498  81,316,632  32,996,567 42,238,538
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from
    operations                  $630,902  1,272,122  2,620,588   3,512,161  3,235,483 3,975,928 117,176,729  41,349,385 50,137,904
-----------------------------------------------------------------------------------------------------------------------------------




                                   Variable Insurance Products Fund
                                ----------------------------------------

                                              Growth
                                           Portfolio (continued)
                                ---------------------------------------
                                       Year ended December 31,
                                     1997         1996        1995
-----------------------------------------------------------------------

Investment income:
    Income - Dividends               9,229,913  13,903,188    567,790
    Expenses - Mortality and expense
      risk charges (note 3)          3,552,903   2,834,086  1,696,933
----------------------------------------------------------------------

Net investment income (expense)      5,677,010  11,069,102 (1,129,143)
----------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain (loss)      14,576,544   9,229,819  7,510,176
      Unrealized appreciation
         (depreciation) on
         investments)               34,536,532   6,990,625 29,804,134
---------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments          49,113,076   16,220,444 37,314,310
---------------------------------------------------------------------

Increase in net assets from
    operations                     54,790,086   27,289,546 36,185,167
---------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

---------------------------------------------------------------------------------------------------------------------------------

                                           Variable Insurance Products Fund              Variable Insurance Products Fund II
                                          --------------------------------    ---------------------------------------------------
                                                                                       Asset
                                                     Overseas                         Manager                         Contrafund
                                                     Portfolio                       Portfolio                        Portfolio
                                          -------------------------------      ------------------------------- ---------------------


                                                                                                          Year ended    Year ended
                                               Year ended December 31,    Year ended December 31,       December 31,  December 31,
                                               1997       1996      1995     1997       1996       1995         1997          1996
------------------------------------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends                   $9,303,257  2,309,161   644,375   52,909,448  27,801,550  9,085,957  4,672,962     634,656
    Expenses - Mortality and expense
     risk charges (note 3)                1,401,167  1,245,263   999,548    5,474,604   4,059,911  4,926,810  2,588,608   1,322,883
------------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)           7,902,090  1,063,898  (355,173)  47,434,844  23,741,639  4,159,147  2,084,354    (688,227)
------------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
    Net realized gain                     6,802,686  2,693,770   734,798    9,093,636   7,507,674  1,958,733  9,468,307   2,738,082
    Unrealized appreciation
       (depreciation) on investments     (3,387,543) 7,585,836 6,428,977   24,430,304  23,008,153 55,306,129  26,750,686 17,275,767
-----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain on
  investments                             3,415,143 10,279,606 7,163,775   33,523,940  30,515,827 57,264,862  36,218,993 20,013,849
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations $ 11,317,233 11,343,504 6,808,602   80,958,784  54,257,466 61,424,009  38,303,347 19,325,622
-----------------------------------------------------------------------------------------------------------------------------------

                                             Variable Insurance Products     Variable Insurance Products
                                                  Fund II (continued)                     Fund III
                                           -----------------------------      --------------------------
                                                                              Growth &        Growth
                                             Contrafund                         Income  Opportunities
                                             Portfolio                       Portfolio     Portfolio
                                           -------------                     ---------    ----------
                                            Period from                     Period from    Period from
                                             January 5,                          May 1,         May 1,
                                                1995 to                         1997 to        1997 to
                                             December 3                    December 31,   December 31,
                                                   1995                            1997           1997
-------------------------------------------------------                      -------------------------

Investment income:
    Income - Dividends                       784,088                                -          -
    Expenses - Mortality and expense risk
      charges (note 3)                       323,922                           53,296     69,440
-----------------------------------------------------                      -------------------------

Net investment income (expense)              460,166                          (53,296)   (69,440)
-----------------------------------------------------                      -------------------------

Net realized and unrealized gain (loss) on
  investments:
    Net realized gain                        905,255                          103,153     67,071
    Unrealized appreciation (depreciation)
       on investments                      4,218,866                          458,100  1,055,758
-----------------------------------------------------                       -----------------------

Net realized and unrealized gain on
  investments                              5,124,121                          561,253  1,122,829
-----------------------------------------------------                       -----------------------

Increase in net assets from operations      5,584,287                         507,957  1,053,389
-------------------------------------------------------                      ----------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


------------------------------------------------------------------------------------------------------

                                                 Neuberger & Berman Advisers Management Trust
                                 ---------------------------------------------------------------------
                                            Balanced                           Bond
                                            Portfolio                        Portfolio
                                 -------------------------------- ------------------------------------
                                            Year ended December 31,          Year ended December 31,
                                     1997           1996       1995      1997       1996       1995
-------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends              $1,992,971      5,226,886    748,770   550,544  1,231,424   958,338
    Expenses - Mortality and expense
       risk charges (note 3)           337,918        381,777    385,789    99,586    151,484   210,707
-----------------------------------------------    ----------------------------------------------------

Net investment income                1,655,053      4,845,109    362,981   450,958  1,079,940   747,631
-----------------------------------------------    ----------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain (loss)       5,097,861        419,822    895,552    12,018   (136,701)   45,793
      Unrealized appreciation
         (depreciation) on
         investments)               (2,501,835)    (3,501,201) 5,264,633   (23,525)  (646,673)  816,276
------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments            2,596,026     (3,081,379) 6,160,185   (11,507)  (783,374)  862,069
------------------------------------------------------------------------------------------------------

Increase in net assets from
    operations                  $    4,251,079     1,763,730   6,523,166   439,451    296,566 1,609,700
------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------

                                    Neuberger & Berman Advisers
                                    Management Trust (continued)
                                 -----------------------------------
                                          Growth
                                         Portfolio
                                 -----------------------------------
                                         Year ended December 31,
                                       1997       1996      1995
--------------------------------------------------------------------

Investment income:
    Income - Dividends               903,849  1,152,528    246,676
    Expenses - Mortality and expense
       risk charges (note 3)         132,989    146,484    127,144
--------------------------------------------------------------------

Net investment income                 770,860  1,006,044    119,532
--------------------------------------------------------------------

Net realized and unrealized gain
  (loss) on investments:
      Net realized gain (loss)      2,304,768    315,046    242,067
      Unrealized appreciation
         (depreciation) on
         investments)                (880,241)  (363,320) 1,957,190
--------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments           1,424,527    (48,274) 2,199,257
--------------------------------------------------------------------

Increase in net assets from
    operations                      2,195,387    957,770  2,318,789
---------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


-----------------------------------------------------------------------------------------------------------------------

                                                                            Federated Investors Insurance
                                                                                       Series
                                 --------------------------------------------------------------------------------------
                                            American              High Income
                                            Leaders                 Bond                          Utility
                                            Fund II               Fund II                         Fund II
                                 --------------------- ------------------------------- --------------------------------
                           Year ended     Period from   Year ended    Year ended  Period from   Year ended   Year ended Period from
                         December 31,  May 6, 1996 to  December 31, December 31,  February 3, December 31, December 31, January 27,
                                 1997    December 31,         1997          1996      1995 to         1997         1996     1995 to
                                                 1996                            December 31,                          December 31,
                                                                                         1995                                  1995


----------------------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends         $228,362     15,977      1,129,533       579,337     45,272     1,046,132       766,616    223,744
    Expenses - Mortality
       and expense risk
       charges (note 3)         228,448     12,003        302,211        87,381      6,392       326,253       243,314     61,497
----------------------------------------------------------------------------------------------------------------------------------

Net investment income
    (expense)                       (86)     3,974        827,322       491,956     38,880       719,879       523,302    162,247
----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized
    gain (loss) on
    investments:
      Net realized gain
         (loss)                 544,140     29,680        630,351        31,769      3,368       731,431       336,527     90,613
      Unrealized appreciation
         (depreciation) on
         investments          3,385,309    162,046      1,256,745       424,014     26,388     4,302,272     1,113,241    914,307
----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized
    gain (loss) loss
    on investments            3,929,449    191,726      1,887,096       455,783     29,756     5,033,703     1,449,768  1,004,920
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net
    assets from operations   $3,929,363    195,700      2,714,418       947,739     68,636     5,753,582     1,973,070  1,167,167
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Alger American
                                ----------------------------------------------------------------
                                             Small
                                              Cap                           Growth
                                           Portfolio                       Portfolio
                                -------------------------------- -------------------------------

                                                         Period from                            Period from
                                                          October 3,                             October 4,
                                Year ended   Year ended      1995 to   Year ended   Year ended      1995 to
                              December 31, December 31, December 31, December 31, December 31, December 31,
                                      1997         1996        1995          1997         1996         1995
-----------------------------------------------------------------------------------------------------------

Investment income:
    Income - Dividends                2,044,748   105,411          -       528,437    668,828          -
    Expenses - Mortality and expense
      risk charges (note 3)             799,242   414,206      9,745       811,338    358,846      6,776
----------------------------------------------------------------------------------------------------------

Net investment income (expense)       1,245,506  (308,795)    (9,745)     (282,901)   309,982     (6,776)
-----------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
   (loss) on investments:
      Net realized gain (loss)         411,624  (122,299)   (20,417)     3,954,588    315,644     (2,380)
      Unrealized appreciation
         (depreciation) on
         investments)                4,016,910   (80,937)   (25,048)     8,095,163  2,224,353     27,240
-----------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
     loss) on investments            4,428,534  (203,236)   (45,465)     12,049,751 2,539,997     24,860
-----------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
     from operations                 5,674,040  (512,031)   (55,210)     11,766,850 2,849,979     18,084
------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of Operations, Continued


-----------------------------------------------------------------

                                                PBHG Insurance
                                                 Series Fund
                                            ---------------------
                                                 PBHG
                                            Large Cap          PBHG
                                               Growth     Growth II
                                            Portfolio     Portfolio
                                            ----------   ----------

                                             Period from  Period from
                                                  May 1,       May 1,
                                                 1997 to      1997 to
                                            December 31, December 31,
                                                    1997         1997
-------------------------------------------------------------------------

Investment income:
    Income - Dividends                           $      -          -
    Expenses - Mortality and expense
      risk charges (note 3)                        17,112     30,512
---------------------------------------------------------------------

Net investment income (expense)                   (17,112)   (30,512)
---------------------------------------------------------------------

Net  realized and unrealized gain (loss) on investments:
      Net realized gain                            13,525      7,643
      Unrealized appreciation
         (depreciation) on investments            149,898    (89,829)
---------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                                163,423    (82,186)
---------------------------------------------------------------------

Increase (decrease) in net assets
     from operations                            $ 146,311   (112,698)
---------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4

------------------------------------------------------------------------------------------------------------------------------

                                                                                      Janus Aspen Series
                                                    --------------------------------------------------------------------------
                                                                Aggressive
                                                                  Growth                                Growth
                                                                Portfolio                             Portfolio
                                                    ------------------------------------  ------------------------------------
                                                                 Year ended                            Year ended
                                                                December 31,                          December 31,
                                                         1997         1996         1995        1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------

Investment income:
   Income - Dividends                             $         -      755,467      701,550   5,821,316    3,316,849    1,774,926
   Expenses - Mortality and expense risk charges
     (note 3)                                       1,187,720      880,271      464,496   2,533,302    1,496,337      686,203
------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)                     (1,187,720)   (124,804)     237,054   3,288,014    1,820,512    1,088,723
------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
   Net realized gain                                6,675,700    3,422,984    1,735,504   9,346,395    4,286,543    1,220,855
   Unrealized appreciation (depreciation) on
     investments                                    5,540,954      109,555    7,840,280   23,212,981  11,457,707   11,886,046
------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain on investments     12,216,654   3,532,539    9,575,784   32,559,376  15,744,250   13,106,901
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations            $ 11,028,934   3,407,735    9,812,838   35,847,390  17,564,762   14,195,624
------------------------------------------------------------------------------------------------------------------------------

                                                      Janus Aspen Series (continued)
                                                  --------------------------------------
                                                                 Worldwide
                                                                  Growth
                                                                Portfolio
                                                    ------------------------------------
                                                                 Year ended
                                                                December 31,
                                                         1997              1996    1995
----------------------------------------------------------------------------------------

Investment income:
   Income - Dividends                               4,490,822    2,094,632      225,282
   Expenses - Mortality and expense risk charges
     (note 3)                                       3,656,021    1,418,611      477,320
----------------------------------------------------------------------------------------

Net investment income (expense)                       834,801      676,021     (252,038)
----------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
   Net realized gain                                11,585,008   5,069,677      439,501
   Unrealized appreciation (depreciation) on
     investments                                    32,530,512  18,944,795    9,549,318
----------------------------------------------------------------------------------------

Net realized and unrealized gain on investments     44,115,520  24,014,472    9,988,819
----------------------------------------------------------------------------------------

Increase in net assets from operations              44,950,321  24,690,493    9,736,781
----------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

------------------------------------------------------------------------------------------------------------------------------
                                                                          Janus Aspen Series (continued)
                                                    --------------------------------------------------------------------------
                                                                                                       Flexible
                                                                 Balanced                               Income
                                                                Portfolio                             Portfolio
                                                  --------------------------------------  ------------------------------------
                                                                              Period from                          Period from
                                                                              October 11,                          October 13,
                                                     Year ended   Year ended       1995 to            Year ended       1995 to
                                                    December 31,December 31, December 31,           December 31,   December 31,
                                                         1997         1996         1995        1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------

Investment income:
   Income - Dividends                             $ 1,376,630      283,521       12,299     699,223      288,802       20,133
   Expenses - Mortality and expense risk charges
     (note 3)                                         445,275      113,425        2,009     120,354       40,424          980
------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)                       931,355      170,096       10,290     578,869      248,378       19,153
------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
   Net realized gain                                1,239,519      122,576        9,364      86,470        4,524           29
   Unrealized appreciation (depreciation) on
     investments                                    4,013,343      920,620       37,909     269,390       68,898       (2,240)
------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments                                       5,252,862    1,043,196       47,273     355,860       73,422       (2,211)
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations            $ 6,184,217    1,213,292       57,563     934,729      321,800       16,942
------------------------------------------------------------------------------------------------------------------------------


                                                       Janus Aspen Series (continued)
                                                  -----------------------------------------
                                                      International              Capital
                                                             Growth         Appreciation
                                                          Portfolio            Portfolio
                                                    -----------------------  --------------
                                                                  Period from   Period from
                                                                  May 3, 1996   May 2, 1997
                                                                   Year ended            to
                                                    December 31, December 31,  December 31,
                                                            1997         1996          1997
-------------------------------------------------------------------------------------------
Investment income:
   Income - Dividends                                 348,585       54,433            8,437
   Expenses - Mortality and expense risk charges
     (note 3)                                         516,236       45,378            9,981
--------------------------------------------------------------------------------------------

Net investment income (expense)                      (167,651)       9,055           (1,544)
--------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments:
   Net realized gain                                3,329,942      187,391           31,894
   Unrealized appreciation (depreciation) on
     investments                                    1,235,644      586,615           12,182
--------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
  investments                                       4,565,586      774,006           44,076
--------------------------------------------------------------------------------------------

Increase in net assets from operations              4,397,935      783,061           42,532
--------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Statements of  Changes in Net Assets



-----------------------------------------------------------------------------------------------------------------------------------

                                                                                           GE Investments Funds, Inc.
                                                                                     (formerly Life of Virginia Series Fund, Inc.)
                                                                               ----------------------------------------------------
                                                                                                  S&P 500
                                                                                                   Index
                                                                                                    Fund
                                                                               ---------------------------------------------------
                                                                                                Year ended December 31,
                                                                                       1997               1996               1995
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                        $     2,645,157         22,942,876            272,440
     Net realized gain (loss)                                                      (899,446)         1,510,464            345,068
     Unrealized appreciation (depreciation)
         on investments                                                          21,611,136        (16,204,375)         2,539,788
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                           23,356,847          8,248,965          3,157,296
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                                40,575,050         18,225,715          7,357,078
     Transfers (to) from the general account of
         Life of Virginia:
             Death benefits                                                      (1,735,027)           (77,864)          (143,652)
             Surrenders                                                          (3,415,596)        (1,079,082)          (306,506)
             Administrative expense (note 3)                                       (102,362)           (45,091)           (22,813)
             Transfer gain (loss) and transfer fees                                  (4,503)             7,463             (8,822)
         Transfers (to) from the Guarantee
             Account (note 1)                                                    14,747,561          3,139,208            695,771
     Interfund transfers                                                         24,135,903          5,665,381          5,341,899
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                                 74,201,026         25,835,730         12,912,955
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                           97,557,873         34,084,695         16,070,251

Net assets at beginning of year                                                  55,868,451         21,783,756          5,713,505
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                   $   153,426,324         55,868,451         21,783,756
-----------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------------

                                                     GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.)
                                                      --------------------------------------------------------------------------
                                                                          Government
                                                                          Securities
                                                                             Fund
                                                      ------------------------------------------------------
                                                                             Year ended December 31,
                                                                1997                1996               1995
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                        (147,796)          1,165,729            481,595
     Net realized gain (loss)                               (242,895)            (68,248)           (20,275)
     Unrealized appreciation (depreciation)
         on investments                                      987,049            (995,503)           567,616
-------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                       596,358             101,978          1,028,936
-------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                          1,053,538           3,734,757          1,619,783
     Transfers (to) from the general account of
         Life of Virginia:
             Death benefits                                  (64,230)            (76,802)           (44,216)
             Surrenders                                     (666,510)           (492,750)          (500,706)
             Administrative expense (note 3)                 (18,501)            (21,731)           (17,040)
             Transfer gain (loss) and transfer fees          (36,688)              8,420             (9,439)
         Transfers (to) from the Guarantee
             Account (note 1)                                827,432             135,548             60,927
     Interfund transfers                                 (14,821,369)            (65,339)         2,038,922
-------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions         (13,726,328)          3,222,103          3,148,231
-------------------------------------------------------------------------------------------------------------

Increase in net assets                                   (13,129,970)          3,324,081          4,177,167

Net assets at beginning of year                           13,129,970           9,805,889          5,628,722
-------------------------------------------------------------------------------------------------------------

Net assets at end of year                                          -          13,129,970          9,805,889
-------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------

                                                                    GE Investments Funds, Inc.
                                                      (formerly Life of Virginia Series Fund, Inc.) (continued)
                                                      ----------------------------------------------------------

                                                                              Money Market
                                                                                  Fund
                                                           -------------------------------------------------
                                                                           Year ended December 31,
                                                                   1997              1996             1995
------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                          4,205,545         4,224,053           953,357
     Net realized gain (loss)                                (4,421,730)        1,686,452           312,501
     Unrealized appreciation (depreciation)
         on investments                                       4,383,879        (2,984,484)         (757,472)
------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                        4,167,694         2,926,021           508,386
------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                           107,140,555       153,728,177        52,511,585
     Transfers (to) from the general account of
         Life of Virginia:
             Death benefits                                  (1,753,311)         (781,386)           (4,954)
             Surrenders                                     (18,383,973)       (8,255,412)       (2,099,100)
             Administrative expense (note 3)                   (134,339)          (78,769)          (17,072)
             Transfer gain (loss) and transfer fees            (130,614)           28,173            52,426
         Transfers (to) from the Guarantee
             Account (note 1)                                10,195,112         4,298,099         4,957,966
     Interfund transfers                                    (67,593,593)      (93,981,321)      (30,878,764)
------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions             29,339,837        54,957,561        24,522,087
------------------------------------------------------------------------------------------------------------

Increase in net assets                                       33,507,531        57,883,582        25,030,473

Net assets at beginning of year                              90,187,173        32,303,591         7,273,118
------------------------------------------------------------------------------------------------------------

Net assets at end of year                                   123,694,704        90,187,173        32,303,591
------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------

                          GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.) (continued)
--------------------------------------------------------------------------------------------------------------

                                                                            Total Return
                                                                                Fund
--------------------------------------------------------------------------------------------------------------
                                                                                Year ended December 31,
                                                                    1997              1996               1995
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                             5,602,393         8,962,291          1,389,047
     Net realized gain (loss)                                     (454,827)          614,446            308,073
     Unrealized appreciation (depreciation)
         on investments                                            657,828        (6,827,262)         1,987,241
----------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                           5,805,394         2,749,475          3,684,361
----------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                5,641,626         8,515,814          4,777,568
     Transfers (to) from the general account of
         Life of Virginia:
             Death benefits                                       (271,179)         (153,153)          (184,615)
             Surrenders                                         (2,558,265)         (946,894)          (685,070)
             Administrative expense (note 3)                       (60,731)          (51,588)           (40,610)
             Transfer gain (loss) and transfer fees                (15,082)          (69,616)             5,627
         Transfers (to) from the Guarantee
             Account (note 1)                                    2,622,768           919,901            401,449
     Interfund transfers                                          (231,875)           75,151          2,419,115
----------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                 5,127,262         8,289,615          6,693,464
----------------------------------------------------------------------------------------------------------------

Increase in net assets                                          10,932,656        11,039,090         10,377,825

Net assets at beginning of year                                 33,594,461        22,555,371         12,177,546
----------------------------------------------------------------------------------------------------------------

Net assets at end of year                                       44,527,117        33,594,461         22,555,371
----------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



----------------------------------------------------------------------------------------------------------------------------------

                                                     GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.)
                                                                                   (continued)
                                                                   ---------------------------------------------


                                                                                 International
                                                                                     Equity
                                                                                      Fund
                                                                   --------------------------------------------
                                                                                                    Period from
                                                                                                       May 23,
                                                                    Year ended         Year ended      1995 to
                                                                    December 31,      December 31,   December 31,
                                                                        1997               1996         1995
------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                         $  2,572,712          999,110        26,712
     Net realized gain (loss)                                           665,649           86,537           646
     Unrealized appreciation (depreciation) on investments           (1,565,382)         (11,119)       25,880
-------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                1,672,979          1,074,528        53,238
-------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                     1,854,537          2,563,735       332,761
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (2,360)            (3,522)       (2,053)
         Surrenders                                                    (349,063)          (103,501)       (1,796)
         Administrative expense (note 3)                                (10,458)            (6,060)         (661)
         Transfer gain and transfer fees                                 49,348            (92,027)        1,565
         Capital contribution                                                 -         10,925,561             -
     Transfers from the Guarantee Account (note 1)                    1,095,648            557,466       101,612
     Interfund transfers                                                664,758          1,263,184     1,237,114
-------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                      3,302,410         15,104,836     1,668,542
-------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                4,975,389         16,179,364     1,721,780

Net assets at beginning of period                                    17,901,144          1,721,780             -
-------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                        $ 22,876,533         17,901,144     1,721,780
-------------------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------

                                                                             GE Investments Funds, Inc. (formerly Life of Virginia
                                                                                      Series Fund, Inc.) (continued)
                                                                            -------------------------------------------------------


                                                                                                 Real Estate
                                                                                                 Securities
                                                                                                    Fund
                                                                            -------------------------------------------------------
                                                                                                                       Period from
                                                                                                                            May 2,
                                                                                 Year ended          Year ended            1995 to
                                                                                 December 31,       December 31,       December 31,
                                                                                       1997                1996               1995
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                                        5,164,666           1,578,261            667,676
     Net realized gain (loss)                                                     2,710,582             299,159             24,928
     Unrealized appreciation (depreciation) on investments                       (1,305,117)          4,059,521          1,049,744
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                            6,570,131           5,936,941          1,742,348
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                                10,679,221           2,949,990            301,414
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                             (18,462)                  -             (1,392)
         Surrenders                                                                (654,786)            (41,760)            (1,136)
         Administrative expense (note 3)                                            (19,846)             (3,136)              (286)
         Transfer gain and transfer fees                                            122,915            (107,856)             1,212
         Capital contribution                                                             -                   -         10,000,000
     Transfers from the Guarantee Account (note 1)                                4,443,497             539,647             70,614
     Interfund transfers                                                          5,849,780           4,063,439            261,308
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                                 20,402,319           7,400,324         10,631,734
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                           26,972,450          13,337,265         12,374,082

Net assets at beginning of period                                                25,711,347          12,374,082                  -
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                                      52,683,797          25,711,347         12,374,082
-----------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------------

                                                                                GE Investments Funds, Inc.
                                                                (formerly Life of Virginia Series Fund, Inc.) (continued)
                                                                ----------------------------------------------------------------


                                                                              Global              Value
                                                                              Income              Equity            Income
                                                                               Fund                Fund              Fund
                                                                         ------------------  ----------------- -----------------
                                                                               Period from        Period from       Period from
                                                                                    May 1,             May 1,      December 12,
                                                                                   1997 to            1997 to          1997 to
                                                                              December 31,        December 31,     December 31,
                                                                                      1997               1997              1997
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                                         297,690            104,481            43,837
     Net realized gain (loss)                                                        2,417            357,048            (6,710)
     Unrealized appreciation (depreciation) on investments                        (124,348)           885,799           (12,199)
--------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                             175,759          1,347,328            24,928
--------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                                  198,123          3,244,942            19,521
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                                  -             (1,960)                -
         Surrenders                                                                 (5,701)           (75,503)          (59,137)
         Administrative expense (note 3)                                              (209)            (1,938)           (2,414)
         Transfer gain and transfer fees                                              (472)            15,109              (467)
         Capital contribution                                                    5,000,000          3,000,000                 -
     Transfers from the Guarantee Account (note 1)                                 234,749          2,034,025            52,096
     Interfund transfers                                                           513,049          6,338,005        21,976,333
--------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                                 5,939,539         14,552,680        21,985,932
--------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                           6,115,298         15,900,008        22,010,860

Net assets at beginning of period                                                        -                  -                 -
--------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                                      6,115,298         15,900,008        22,010,860
--------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



-----------------------------------------------------------------------------------------------------------------------------

                                                                                Oppenheimer Variable Account Funds
                                                                     --------------------------------------------------------

                                                                                             Money
                                                                                              Fund
                                                                     -------------------------------------------------------
                                                                                              Year ended December 31,
                                                                                 1997               1996               1995
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                              $            84,803            134,874            239,141
     Net realized gain                                                              -                  -                  -
     Unrealized appreciation (depreciation) on investments                          -                  -                  -
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                         84,803            134,874            239,141
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                                 440              1,000          1,236,189
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                             -            (25,650)                 -
         Surrenders                                                      $    (84,605)          (248,877)          (534,163)
         Administrative expense (note 3)                                            -             (7,741)           (12,911)
         Transfer gain (loss) and transfer fees                                (4,611)            (6,711)           (10,807)
     Transfers (to) from the Guarantee Account (note 1)                        (9,897)           (72,686)          (522,980)
     Interfund transfers                                                   (2,736,806)        (1,858,335)        (3,724,005)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                (2,835,479)        (2,219,000)        (3,568,677)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                          (2,750,676)        (2,084,126)        (3,329,536)

Net assets at beginning of year                                             2,750,676          4,834,802          8,164,338
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                         $                 -          2,750,676          4,834,802
-----------------------------------------------------------------------------------------------------------------------------





--------------------------------------------------------------------------------------------------------------------------

                                                                     Oppenheimer Variable Account Funds (continued)
                                                                  --------------------------------------------------------

                                                                                          Bond
                                                                                          Fund
                                                                  -------------------------------------------------------
                                                                                          Year ended December 31,
                                                                             1997                1996               1995
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                    1,822,818           1,437,401          1,001,313
     Net realized gain                                                    187,695             106,242             53,120
     Unrealized appreciation (depreciation) on investments                663,371            (442,815)         1,654,610
--------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                  2,673,884           1,100,828          2,709,043
--------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                       3,472,666           6,447,661          3,897,393
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (234,610)           (255,232)          (103,070)
         Surrenders                                                    (2,350,488)         (1,174,644)        (1,044,752)
         Administrative expense (note 3)                                  (53,814)            (47,633)           (43,224)
         Transfer gain (loss) and transfer fees                           (12,509)             15,212            (70,035)
     Transfers (to) from the Guarantee Account (note 1)                 3,535,189           1,424,034            277,812
     Interfund transfers                                                1,076,424           1,248,636          1,434,738
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions             5,432,858           7,658,034          4,348,862
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                       8,106,742           8,758,862          7,057,905

Net assets at beginning of year                                        31,638,941          22,880,079         15,822,174
--------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                              39,745,683          31,638,941         22,880,079
--------------------------------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------------------------------

                                                                         Oppenheimer Variable Account Funds (continued)
                                                                 --------------------------------------------------------
                                                                                        Capital
                                                                                      Appreciation
                                                                                          Fund
                                                                 ------------------------------------------------------
                                                                                         Year ended December 31,
                                                                             1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                    5,840,622          4,562,994          (536,250)
     Net realized gain                                                  6,868,228          6,301,279         1,666,666
     Unrealized appreciation (depreciation) on investments              5,927,622          7,478,382        18,977,772
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                 18,636,472         18,342,655        20,108,188
-------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                      25,418,900         35,523,585        13,056,769
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (450,528)          (577,949)         (315,870)
         Surrenders                                                    (7,755,383)        (5,679,609)       (3,725,572)
         Administrative expense (note 3)                                 (291,649)          (237,053)         (179,980)
         Transfer gain (loss) and transfer fees                           (53,714)          (234,268)         (110,449)
     Transfers (to) from the Guarantee Account (note 1)                13,461,161          5,093,547           910,511
     Interfund transfers                                                   37,796         16,982,928           899,125
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            30,366,583         50,871,181        10,534,534
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                      49,003,055         69,213,836        30,642,722

Net assets at beginning of year                                       158,844,181         89,630,345        58,987,623
-------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                             207,847,236        158,844,181        89,630,345
-------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------

                                                                     Oppenheimer Variable Account Funds (continued)
                                                                ------------------------------------------------------

                                                                                           Growth
                                                                                             Fund
                                                                ------------------------------------------------------
                                                                                     Year ended December 31,
                                                                            1997              1996               1995
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                   3,539,022         2,510,530            127,293
     Net realized gain                                                 5,826,603         1,959,742            739,151
     Unrealized appreciation (depreciation) on investments            11,621,155         5,568,726          5,287,316
----------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                20,986,780        10,038,998          6,153,760
----------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                     31,719,458        15,322,231          8,623,363
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                 (350,617)         (246,052)           (11,683)
         Surrenders                                                   (5,238,134)       (1,802,707)          (531,276)
         Administrative expense (note 3)                                (138,883)          (79,593)           (49,718)
         Transfer gain (loss) and transfer fees                          (28,403)           (9,390)            (2,381)
     Transfers (to) from the Guarantee Account (note 1)               12,928,357         2,323,647            807,793
     Interfund transfers                                              11,277,889         8,265,699          5,644,624
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions           50,169,667        23,773,835         14,480,722
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                     71,156,447        33,812,833         20,634,482

Net assets at beginning of year                                       67,859,369        34,046,536         13,412,054
----------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                            139,015,816        67,859,369         34,046,536
----------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



-----------------------------------------------------------------------------------------------------------------------------

                                                                           Oppenheimer Variable Account Funds (continued)
                                                                     --------------------------------------------------------
                                                                                              High
                                                                                             Income
                                                                                              Fund
                                                                     -------------------------------------------------------
                                                                                              Year ended December 31,
                                                                                 1997               1996               1995
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                        $         7,741,474          5,561,338          3,110,351
     Net realized gain (loss)                                               1,298,149            763,575           (105,319)
     Unrealized appreciation (depreciation) on investments                  2,089,422          2,079,281          2,497,291
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                     11,129,045          8,404,194          5,502,323
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                          21,931,355         22,356,655         11,530,804
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                      (689,590)          (693,092)           (69,961)
         Surrenders                                                        (5,920,831)        (2,655,530)        (1,461,891)
         Administrative expense (note 3)                                     (139,006)          (100,320)           (73,580)
         Transfer gain (loss) and transfer fees                              (112,330)           (25,953)           144,255
     Transfers (to) from the Guarantee Account (note 1)                    12,750,648          3,777,050          1,497,477
     Interfund transfers                                                   23,573,698          9,730,803          2,860,809
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           51,393,944         32,389,613         14,427,913
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     62,522,989         40,793,807         19,930,236

Net assets at beginning of year                                            85,762,637         44,968,830         25,038,594
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                         $       148,285,626         85,762,637         44,968,830
-----------------------------------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------------------------------

                                                                     Oppenheimer Variable Account Funds (continued)
                                                                  -------------------------------------------------------
                                                                                        Multiple
                                                                                       Strategies
                                                                                          Fund
                                                                  -------------------------------------------------------
                                                                                          Year ended December 31,
                                                                             1997                1996               1995
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                              3,690,801           2,771,962          2,110,596
     Net realized gain (loss)                                           1,435,981             701,256            353,442
     Unrealized appreciation (depreciation) on investments              4,025,778           2,786,345          3,750,075
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                  9,152,560           6,259,563          6,214,113
-------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                       9,089,218           8,520,761          4,566,130
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (332,263)           (389,751)          (183,215)
         Surrenders                                                    (4,493,985)         (2,097,537)        (1,641,635)
         Administrative expense (note 3)                                 (119,442)           (104,392)           (93,990)
         Transfer gain (loss) and transfer fees                            (8,995)            (27,395)           (65,699)
     Transfers (to) from the Guarantee Account (note 1)                 4,101,390           1,507,791            282,847
     Interfund transfers                                                  516,158             198,943            787,704
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                        8,752,081           7,608,420          3,652,142
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                 17,904,641          13,867,983          9,866,255

Net assets at beginning of year                                        54,118,912          40,250,929         30,384,674
-------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                              72,023,553          54,118,912         40,250,929
-------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4




-----------------------------------------------------------------------------------------------------------------------------

                                                                                Variable Insurance Products Fund
                                                                     --------------------------------------------------------

                                                                                          Money Market
                                                                                           Portfolio
                                                                     -------------------------------------------------------
                                                                                              Year ended December 31,
                                                                                 1997               1996               1995
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                              $           630,902          1,272,122          2,620,588
     Net realized gain                                                              -                  -                  -
     Unrealized appreciation (depreciation) on investments                          -                  -                  -
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                        630,902          1,272,122          2,620,588
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                             (28,472)           117,921         36,176,530
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                      (193,170)          (458,667)           103,982
         Surrenders                                                        (1,206,916)        (2,213,343)        (4,660,173)
         Administrative expense (note 3)                                      (39,130)           (65,257)          (121,073)
         Transfer gain (loss) and transfer fees                                86,971           (204,381)            49,754
     Transfers (to) from the Guarantee Account (note 1)                       (27,901)          (661,457)          (141,309)
     Interfund transfers                                                  (21,205,932)       (23,959,305)       (47,938,008)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions               (22,614,550)       (27,444,489)       (16,530,297)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                         (21,983,648)       (26,172,367)       (13,909,709)

Net assets at beginning of year                                            21,983,648         48,156,015         62,065,724
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                         $                 -         21,983,648         48,156,015
-----------------------------------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------------------------------

                                                                      Variable Insurance Products Fund (continued)
                                                                 --------------------------------------------------------
                                                                                         High
                                                                                        Income
                                                                                       Portfolio
                                                                 -------------------------------------------------------
                                                                                         Year ended December 31,
                                                                            1997                1996               1995
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                   1,653,064           2,447,710            847,430
     Net realized gain                                                 4,673,705             479,085            425,760
     Unrealized appreciation (depreciation) on investments            (2,814,608)            308,688          2,702,738
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                 3,512,161           3,235,483          3,975,928
-------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                          8,207            (248,987)         7,262,170
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (66,792)            (33,131)          (117,911)
         Surrenders                                                   (2,281,288)         (1,859,776)          (953,927)
         Administrative expense (note 3)                                 (46,012)            (54,571)           (51,018)
         Transfer gain (loss) and transfer fees                          (18,007)            (14,545)           (10,918)
     Transfers (to) from the Guarantee Account (note 1)                  (23,044)           (109,624)           860,461
     Interfund transfers                                             (25,886,326)         (7,008,575)         4,509,566
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions          (28,313,262)         (9,329,209)        11,498,423
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                    (24,801,101)         (6,093,726)        15,474,351

Net assets at beginning of year                                       24,801,101          30,894,827         15,420,476
-------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                      -          24,801,101         30,894,827
-------------------------------------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------------------------------

                                                                       Variable Insurance Products Fund (continued)
                                                                 --------------------------------------------------------
                                                                                        Equity-
                                                                                         Income
                                                                                       Portfolio
                                                                 ------------------------------------------------------
                                                                                         Year ended December 31,
                                                                             1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                   35,860,097          8,352,818         7,899,366
     Net realized gain                                                 15,417,526          9,394,625         4,284,587
     Unrealized appreciation (depreciation) on investments             65,899,106         23,601,942        37,953,951
-------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                117,176,729         41,349,385        50,137,904
-------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                      78,673,490         91,217,558        63,044,040
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                (3,144,602)        (2,317,929)         (623,306)
         Surrenders                                                   (22,544,378)       (12,923,609)       (7,390,359)
         Administrative expense (note 3)                                 (744,663)          (565,181)         (384,060)
         Transfer gain (loss) and transfer fees                          (156,609)           (81,577)         (128,097)
     Transfers (to) from the Guarantee Account (note 1)                34,236,802         14,669,920         8,592,478
     Interfund transfers                                                4,787,401         12,688,430        43,164,815
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            91,107,441        102,687,612       106,275,511
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                     208,284,170        144,036,997       156,413,415

Net assets at beginning of year                                       405,298,602        261,261,605       104,848,190
-------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                             613,582,772        405,298,602       261,261,605
-------------------------------------------------------------------------------------------------------------------------






----------------------------------------------------------------------------------------------------------------------

                                                                      Variable Insurance Products Fund (continued)
                                                                 -----------------------------------------------------

                                                                                       Growth
                                                                                     Portfolio
                                                                 -----------------------------------------------------
                                                                                   Year ended December 31,
                                                                            1997              1996               1995
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                   5,677,010        11,069,102         (1,129,143)
     Net realized gain                                                14,576,544         9,229,819          7,510,176
     Unrealized appreciation (depreciation) on investments            34,536,532         6,990,625         29,804,134
----------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                54,790,086        27,289,546         36,185,167
----------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                     19,742,111        40,351,417         35,842,400
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                               (1,127,415)       (1,395,457)          (338,418)
         Surrenders                                                  (15,488,583)       (8,362,725)        (5,531,711)
         Administrative expense (note 3)                                (502,085)         (441,506)          (345,393)
         Transfer gain (loss) and transfer fees                          (84,076)         (243,398)            13,309
     Transfers (to) from the Guarantee Account (note 1)                9,277,787         7,334,280          3,842,828
     Interfund transfers                                              (3,139,585)       (3,259,632)        18,922,427
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            8,678,154        33,982,979         52,405,442
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                     63,468,240        61,272,525         88,590,609

Net assets at beginning of year                                      251,545,367       190,272,842        101,682,233
----------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                            315,013,607       251,545,367        190,272,842
----------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4




-----------------------------------------------------------------------------------------------------------------------------


                                                                            Variable Insurance Products Fund (continued)
                                                                      -------------------------------------------------------

                                                                                            Overseas
                                                                                            Portfolio
                                                                      ------------------------------------------------------



                                                                                           Year ended December 31,
                                                                                  1997               1996              1995
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                $        7,902,090          1,063,898          (355,173)
     Net realized gain                                                       6,802,686          2,693,770           734,798
     Unrealized appreciation (depreciation) on investments                  (3,387,543)         7,585,836         6,428,977
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                      11,317,233         11,343,504         6,808,602
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                            5,009,263         11,020,984        10,634,049
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                       (527,674)          (528,522)         (556,976)
         Surrenders                                                         (5,102,924)        (3,972,175)       (3,063,268)
         Administrative expense (note 3)                                      (220,173)          (214,759)         (208,318)
         Transfer gain (loss) and transfer fees                                (38,435)           (85,300)          (53,050)
     Transfers (to) from Guarantee Account (note 1)                          3,378,950          3,116,987           590,771
     Interfund transfers                                                   (12,846,872)        (4,620,473)       (7,084,976)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                (10,347,865)         4,716,742           258,232
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                              969,368         16,060,246         7,066,834

Net assets at beginning of period                                          107,335,253         91,275,007        84,208,173
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                         $      108,304,621        107,335,253        91,275,007
-----------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------


                                                                        Variable Insurance Products Fund II
                                                                 ---------------------------------------------------------
                                                                                          Asset
                                                                                         Manager
                                                                                        Portfolio
                                                                 --------------------------------------------------------



                                                                                          Year ended December 31,
                                                                              1997               1996               1995
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                    47,434,844         23,741,639          4,159,147
     Net realized gain                                                   9,093,636          7,507,674          1,958,733
     Unrealized appreciation (depreciation) on investments              24,430,304         23,008,153         55,306,129
--------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                  80,958,784         54,257,466         61,424,009
--------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                       12,956,133         15,580,792         21,217,331
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                 (2,389,147)        (3,090,108)        (2,849,779)
         Surrenders                                                    (26,860,066)       (23,863,347)       (23,760,769)
         Administrative expense (note 3)                                (1,170,300)        (1,159,170)        (1,245,010)
         Transfer gain (loss) and transfer fees                         (5,281,252)        (2,150,299)          (305,606)
     Transfers (to) from Guarantee Account (note 1)                      4,580,560          2,112,849         (7,015,144)
     Interfund transfers                                               (14,758,069)       (31,512,425)       (58,702,053)
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            (32,922,141)       (44,081,708)       (72,661,030)
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                       48,036,643         10,175,758        (11,237,021)

Net assets at beginning of period                                      435,838,169        425,662,411        436,899,432
--------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                            483,874,812        435,838,169        425,662,411
--------------------------------------------------------------------------------------------------------------------------






-----------------------------------------------------------------------------------------------------------------------


                                                                     Variable Insurance Products Fund II (continued)
                                                                 ------------------------------------------------------

                                                                                      Contrafund
                                                                                      Portfolio
                                                                 ------------------------------------------------------
                                                                                                           Period from
                                                                                                            January 5,
                                                                       Year ended        Year ended               1995
                                                                      December 31,       December 31,      December 31,
                                                                             1997              1996               1995
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                    2,084,354          (688,227)           460,166
     Net realized gain                                                  9,468,307         2,738,082            905,255
     Unrealized appreciation (depreciation) on investments             26,750,686        17,275,767          4,218,866
-----------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                 38,303,347        19,325,622          5,584,287
-----------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                      39,049,020        41,520,289         26,666,752
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                  (778,781)         (569,391)           (17,699)
         Surrenders                                                    (7,578,528)       (3,409,236)          (676,614)
         Administrative expense (note 3)                                 (239,385)         (139,550)           (42,327)
         Transfer gain (loss) and transfer fees                            (1,813)           (6,491)           (28,134)
     Transfers (to) from Guarantee Account (note 1)                    20,874,655         8,894,897          4,851,438
     Interfund transfers                                                9,642,188        15,486,630         25,426,220
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            60,967,356        61,777,148         56,179,636
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                      99,270,703        81,102,770         61,763,923

Net assets at beginning of period                                     142,866,693        61,763,923                  -
-----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                           242,137,396       142,866,693         61,763,923
-----------------------------------------------------------------------------------------------------------------------






----------------------------------------------------------------------------------------------------

                                                                     Variable Insurance Products
                                                                              Fund III
                                                                ------------------------------------
                                                                        Growth &             Growth
                                                                          Income      Opportunities
                                                                       Portfolio          Portfolio
                                                                ------------------------------------
                                                                    Period from         Period from
                                                                          May 1,             May 1,
                                                                         1997 to            1997 to
                                                                      December 31,     December 31,
                                                                            1997               1997
----------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                     (53,296)           (69,440)
     Net realized gain                                                   103,153             67,071
     Unrealized appreciation (depreciation) on investments               458,100          1,055,758
----------------------------------------------------------------------------------------------------

Increase in net assets from operations                                   507,957          1,053,389
----------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                      5,782,503          6,759,512
     Transfers (to) from the general account of Life of Virginia
         Death benefits                                                   (2,062)           (11,218)
         Surrenders                                                     (116,741)          (178,411)
         Administrative expense (note 3)                                  (3,046)            (4,370)
         Transfer gain (loss) and transfer fees                          358,955                734
     Transfers (to) from Guarantee Account (note 1)                    2,665,501          2,684,605
     Interfund transfers                                               6,515,155          6,783,534
----------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions           15,200,265         16,034,386
----------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                     15,708,222         17,087,775

Net assets at beginning of period                                              -                  -
----------------------------------------------------------------------------------------------------

Net assets at end of period                                           15,708,222         17,087,775
----------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4




------------------------------------------------------------------------------------------------------------------------------

                                                                           Neuberger & Berman Advisers Management Trust
                                                                     ---------------------------------------------------------
                                                                                            Balanced
                                                                                           Portfolio
                                                                     -------------------------------------------------------
                                                                                              Year ended December 31,
                                                                                 1997               1996               1995
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                        $         1,655,053          4,845,109            362,981
     Net realized gain (loss)                                               5,097,861            419,822            895,552
     Unrealized appreciation (depreciation) on investments                 (2,501,835)        (3,501,201)         5,264,633
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                      4,251,079          1,763,730          6,523,166
------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                              (6,001)                 -          2,535,815
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                      (126,435)          (191,199)          (153,937)
         Surrenders                                                        (2,675,228)        (2,074,244)        (1,503,514)
         Administrative expense (note 3)                                      (71,576)           (82,124)           (88,114)
         Transfer gain (loss) and transfer fees                               (78,959)           (12,205)             7,049
         Capital contribution                                                (629,209)                 -                  -
     Transfers (to) from the Guarantee Account (note 1)                      (185,078)           (37,694)          (134,229)
     Interfund transfers                                                  (31,241,057)        (3,810,712)        (2,179,193)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions               (35,013,543)        (6,208,178)        (1,516,123)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                         (30,762,464)        (4,444,448)         5,007,043

Net assets at beginning of year                                            30,762,464         35,206,912         30,199,869
------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                         $                 -         30,762,464         35,206,912
------------------------------------------------------------------------------------------------------------------------------






-----------------------------------------------------------------------------------------------------------------------

                                                               Neuberger & Berman Advisers Management Trust (continued)
                                                               --------------------------------------------------------
                                                                                        Bond
                                                                                      Portfolio
                                                                 ------------------------------------------------------
                                                                                        Year ended December 31,
                                                                           1997                1996               1995
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                              450,958           1,079,940            747,631
     Net realized gain (loss)                                            12,018            (136,701)            45,793
     Unrealized appreciation (depreciation) on investments              (23,525)           (646,673)           816,276
-----------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                  439,451             296,566          1,609,700
-----------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                         1,800                   -          4,761,820
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                (196,037)           (225,838)            (7,505)
         Surrenders                                                    (508,821)           (366,908)          (522,591)
         Administrative expense (note 3)                                (15,911)            (24,278)           (37,167)
         Transfer gain (loss) and transfer fees                         (11,476)             (9,665)           (23,158)
         Capital contribution                                                 -                   -                  -
     Transfers (to) from the Guarantee Account (note 1)                 (86,454)            (92,797)           798,511
     Interfund transfers                                             (9,344,589)         (5,700,964)        (9,447,152)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions         (10,161,488)         (6,420,450)        (4,477,242)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                    (9,722,037)         (6,123,884)        (2,867,542)

Net assets at beginning of year                                       9,722,037          15,845,921         18,713,463
-----------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                     -           9,722,037         15,845,921
-----------------------------------------------------------------------------------------------------------------------






------------------------------------------------------------------------------------------------------------------------

                                                                 Neuberger & Berman Advisers Management Trust (continued)
                                                                 -------------------------------------------------------
                                                                                          Growth
                                                                                        Portfolio
                                                                 -------------------------------------------------------
                                                                                          Year ended December 31,
                                                                              1997               1996              1995
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income                                                 770,860          1,006,044           119,532
     Net realized gain (loss)                                            2,304,768            315,046           242,067
     Unrealized appreciation (depreciation) on investments                (880,241)          (363,320)        1,957,190
------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                   2,195,387            957,770         2,318,789
------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                                            6,456              4,370         2,833,430
     Transfers (to) from the general account of Life of Virginia:
         Death benefits                                                    (58,098)           (56,431)          (78,819)
         Surrenders                                                       (247,815)          (415,296)         (251,354)
         Administrative expense (note 3)                                   (22,353)           (25,172)          (23,723)
         Transfer gain (loss) and transfer fees                             (2,057)           (10,420)             (697)
         Capital contribution                                                    -                  -                 -
     Transfers (to) from the Guarantee Account (note 1)                          -            (14,970)           36,976
     Interfund transfers                                               (12,373,616)        (3,652,818)        1,961,133
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions            (12,697,483)        (4,170,737)        4,476,946
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                      (10,502,096)        (3,212,967)        6,795,735

Net assets at beginning of year                                         10,502,096         13,715,063         6,919,328
------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                        -         10,502,096        13,715,063
------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4



---------------------------------------------------------------------------------------------------------

                                                                         Federated Investors Insurance
                                                                                       Series
                                                                  ---------------------------------------
                                                                                     American
                                                                                      Leaders
                                                                                      Fund II
                                                                  ---------------------------------------


                                                                                             Period from
                                                                           Year ended     May 6, 1996 to
                                                                         December 31,       December 31,
                                                                                 1997               1996
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                              $               (86)             3,974
     Net realized gain                                                        544,140             29,680
     Unrealized appreciation (depreciation)
         on investments                                                     3,385,309            162,046
---------------------------------------------------------------------------------------------------------

Increase in net assets
      from operations                                                       3,929,363            195,700
---------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                          13,540,849          2,249,062
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                                   (91,917)                 -
             Surrenders                                                      (423,567)           (28,376)
             Administrative expense (note 3)                                  (11,789)              (522)
             Transfer gain (loss) and transfer fees                               791              4,221
     Transfers from the Guarantee Account (note 1)                          4,966,466            146,563
     Interfund transfers                                                    9,208,512          1,208,370
---------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           27,189,345          3,579,318
---------------------------------------------------------------------------------------------------------

Increase in net assets                                                     31,118,708          3,775,018

Net assets at beginning of period                                           3,775,018                  -
---------------------------------------------------------------------------------------------------------

Net assets at end of period                                       $        34,893,726          3,775,018
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------

                                                                                     Federated Investors Insurance
                                                                                             Series (continued)
                                                                 ----------------------------------------------------------
                                                                                        High Income
                                                                                          Bond
                                                                                         Fund II
                                                                 ----------------------------------------------------------

                                                                                                             Period from
                                                                                                             February 3,
                                                                        Year ended        Year ended            1995 to
                                                                       December 31,      December 31,       December 31,
                                                                              1997              1996               1995
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                       827,322           491,956             38,880
     Net realized gain                                                     630,351            31,769              3,368
     Unrealized appreciation (depreciation)
         on investments                                                  1,256,745           424,014             26,388
---------------------------------------------------------------------------------------------------------------------------

Increase in net assets
      from operations                                                    2,714,418           947,739             68,636
---------------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                        9,254,617         4,468,263          1,448,946
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                               (120,443)          (42,084)                 -
             Surrenders                                                   (861,128)         (428,701)           (12,805)
             Administrative expense (note 3)                               (18,435)           (5,233)              (601)
             Transfer gain (loss) and transfer fees                         (2,424)              (43)             5,535
     Transfers from the Guarantee Account (note 1)                       4,882,888           670,397            200,240
     Interfund transfers                                                 5,675,771         6,113,878            235,916
---------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                        18,810,846        10,776,477          1,877,231
---------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                  21,525,264        11,724,216          1,945,867

Net assets at beginning of period                                       13,670,083         1,945,867                  -
---------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                             35,195,347        13,670,083          1,945,867
---------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------

                                                                             Federated Investors Insurance
                                                                               Series (continued)
                                                                ------------------------------------------------------

                                                                                      Utility
                                                                                      Fund II
                                                                ------------------------------------------------------

                                                                                                          Period from
                                                                                                          January 27,
                                                                     Year ended         Year ended            1995 to
                                                                    December 31,      December 31,        December 31,
                                                                           1997               1996               1995
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
     Net investment income (expense)                                    719,879            523,302            162,247
     Net realized gain                                                  731,431            336,527             90,613
     Unrealized appreciation (depreciation)
         on investments                                               4,302,272          1,113,241            914,307
-----------------------------------------------------------------------------------------------------------------------

Increase in net assets
      from operations                                                 5,753,582          1,973,070          1,167,167
-----------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                     3,510,754          7,032,730          4,723,697
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                             (63,646)          (172,666)                 -
             Surrenders                                              (1,420,075)          (708,499)          (150,715)
             Administrative expense (note 3)                            (32,050)           (25,376)            (7,470)
             Transfer gain (loss) and transfer fees                      (1,043)            11,752               (650)
     Transfers from the Guarantee Account (note 1)                    1,540,929          1,313,211            982,260
     Interfund transfers                                             (1,399,267)           830,436          5,539,763
-----------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                      2,135,602          8,281,588         11,086,885
-----------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                7,889,184         10,254,658         12,254,052

Net assets at beginning of period                                    22,508,710         12,254,052                  -
-----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                          30,397,894         22,508,710         12,254,052
-----------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


--------------------------------------------------------------------------------------------------------------------------------



                                                                                              Alger American
                                                                  --------------------------------------------------------------
                                                                                             Small
                                                                                              Cap
                                                                                           Portfolio
                                                                  --------------------------------------------------------------

                                                                                                                Period from
                                                                                                                 October 3,
                                                                           Year ended         Year ended             1995 to
                                                                           December 31,      December 31,        December 31,
                                                                                 1997               1996               1995
                                                                     -----------------------------------------------------------

Increase (decrease) in net assets From operations:
     Net investment income (expense)                              $         1,245,506           (308,795)            (9,745)
     Net realized gain (loss)                                                 411,624           (122,299)           (20,417)
     Unrealized appreciation (depreciation)
         on investments                                                     4,016,910            (80,937)           (25,048)
--------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
      from operations                                                       5,674,040           (512,031)           (55,210)
--------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                          12,048,925         25,934,981          3,369,922
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                                  (296,448)          (167,439)                 -
             Surrenders                                                    (1,974,869)          (837,016)           (18,166)
             Administrative expense (note 3)                                  (69,752)           (32,819)            (1,420)
             Transfer gain (loss) and transfer fees                            20,656            (18,410)             7,625
     Transfers from the Guarantee Account  (note 1)                         9,339,897          5,067,731            298,188
     Interfund transfers                                                    1,782,889         10,297,239          3,969,177
--------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           20,851,298         40,244,267          7,625,326
--------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     26,525,338         39,732,236          7,570,116

Net assets at beginning of period                                          47,302,352          7,570,116                  -
--------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                       $        73,827,690         47,302,352          7,570,116
--------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------



                                                                                  Alger American
                                                                 ----------------------------------------------------

                                                                                     Growth
                                                                                    Portfolio
                                                                 ----------------------------------------------------

                                                                                                          Period from
                                                                                                           October 4,
                                                                     Year ended         Year ended            1995 to
                                                                   December 31,       December 31,       December 31,
                                                                           1997               1996               1995
                                                                 -----------------------------------------------------

Increase (decrease) in net assets From operations:
     Net investment income (expense)                                 (282,901)            309,982             (6,776)
     Net realized gain (loss)                                       3,954,588             315,644             (2,380)
     Unrealized appreciation (depreciation)
         on investments                                             8,095,163           2,224,353             27,240
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
      from operations                                              11,766,850           2,849,979             18,084
----------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                  13,470,987          21,518,317          2,632,716
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                          (317,671)            (22,815)                 -
             Surrenders                                            (2,065,182)           (539,265)            (4,789)
             Administrative expense (note 3)                          (68,206)            (26,996)              (895)
             Transfer gain (loss) and transfer fees                  (390,379)            (32,858)             1,883
     Transfers from the Guarantee Account  (note 1)                 6,594,835           3,628,084            (47,006)
     Interfund transfers                                           (1,557,814)         11,823,073          2,922,881
----------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                   15,666,570          36,347,540          5,504,790
----------------------------------------------------------------------------------------------------------------------

Increase in net assets                                             27,433,420          39,197,519          5,522,874

Net assets at beginning of period                                  44,720,393           5,522,874                  -
----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                        72,153,813          44,720,393          5,522,874
----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------



                                                                      PBHG Insurance Series Fund
                                                              ------------------------------------
                                                                          PBHG               PBHG
                                                                     Large Cap          Growth II
                                                                     Portfolio          Portfolio
                                                              ------------------------------------

                                                                   Period from         Period from
                                                                        May 1,              May 1,
                                                                       1997 to             1997 to
                                                                  December 31,        December 31,
                                                                          1997                1997
                                                              ------------------------------------

Increase (decrease) in net assets From operations:
     Net investment income (expense)                                   (17,112)           (30,512)
     Net realized gain (loss)                                           13,525              7,643
     Unrealized appreciation (depreciation)
         on investments                                                149,898            (89,829)
--------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
      from operations                                                  146,311           (112,698)
--------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                    1,239,113          3,502,382
     Transfers (to) from the general account
          of Life of Virginia:
             Death benefits                                               (715)                 -
             Surrenders                                                (12,383)           (53,142)
             Administrative expense (note 3)                              (684)            (1,455)
             Transfer gain (loss) and transfer fees                        865                787
     Transfers from the Guarantee Account  (note 1)                    610,146          1,108,447
     Interfund transfers                                             2,735,614          2,507,619
--------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                     4,571,956          7,064,638
--------------------------------------------------------------------------------------------------

Increase in net assets                                               4,718,267          6,951,940

Net assets at beginning of period                                            -                  -
--------------------------------------------------------------------------------------------------

Net assets at end of period                                          4,718,267          6,951,940
--------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4


--------------------------------------------------------------------------------------------------------------------------------

                                                                                           Janus Aspen Series
                                                                         -------------------------------------------------------
                                                                                               Aggressive
                                                                                                 Growth
                                                                                               Portfolio
                                                                         ----------------------------------------------------

                                                                                              Year ended
                                                                                            December 31,
                                                                              1997                  1996             1995
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                                   $    (1,187,720)         (124,804)         237,054
    Net realized gain                                                       6,675,700         3,422,984        1,735,504
    Unrealized appreciation (depreciation) on investments                   5,540,954           109,555        7,840,280
----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                     11,028,934         3,407,735        9,812,838
----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                           11,681,150        17,880,226       16,756,982
    Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                        (427,386)         (394,284)         (86,506)
       Surrenders                                                          (2,997,601)       (2,851,517)      (1,216,524)
       Administrative expense (note 3)                                       (120,078)         (112,813)         (73,928)
       Transfer gain (loss) and transfer fees                                 (19,458)          (40,003)          38,529
    Transfers (to) from the Guarantee Account (note 1)                      4,987,441         3,328,781        2,434,875
    Interfund transfers                                                    (2,281,417)        8,025,078        7,553,096
----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           10,822,651        25,835,468       25,406,524
----------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     21,851,585        29,243,203       35,219,362

Net assets at beginning of year                                            83,963,537        54,720,334       19,500,972
----------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                             $   105,815,122        83,963,537       54,720,334
----------------------------------------------------------------------------------------------------------------------------






----------------------------------------------------------------------------------------------------------------------------------

                                                                                         Janus Aspen Series (continued)
                                                                  ----------------------------------------------------------------

                                                                                               Growth
                                                                                             Portfolio
                                                                  ----------------------------------------------------------------

                                                                                               Year ended
                                                                                               December 31,
                                                                                 1997                  1996                  1995
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                                         3,288,014             1,820,512             1,088,723
    Net realized gain                                                       9,346,395             4,286,543             1,220,855
    Unrealized appreciation (depreciation) on investments                  23,212,981            11,457,707            11,886,046
----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                     35,847,390            17,564,762            14,195,624
----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                           30,338,859            35,456,497            20,907,687
    Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                      (1,849,634)             (483,092)             (292,563)
       Surrenders                                                          (9,041,380)           (3,747,509)           (1,304,563)
       Administrative expense (note 3)                                       (280,500)             (199,595)             (125,440)
       Transfer gain (loss) and transfer fees                                (152,642)             (208,664)              (42,445)
    Transfers (to) from the Guarantee Account (note 1)                     16,216,500             7,027,293             2,397,459
    Interfund transfers                                                     1,293,752            11,381,396            14,146,981
----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           36,524,955            49,226,326            35,687,116
----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     72,372,345            66,791,088            49,882,740

Net assets at beginning of year                                           151,696,572            84,905,484            35,022,744
----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                 224,068,917           151,696,572            84,905,484
----------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------

                                                                                         Janus Aspen Series
                                                                -----------------------------------------------------------------
                                                                                            Worldwide
                                                                                             Growth
                                                                                            Portfolio
                                                                  ---------------------------------------------------------------

                                                                                               Year ended
                                                                                             December 31,
                                                                               1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                                         834,801                676,021              (252,038)
    Net realized gain                                                    11,585,008              5,069,677               439,501
    Unrealized appreciation (depreciation) on investments                32,530,512             18,944,795             9,549,318
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                   44,950,321             24,690,493             9,736,781
---------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                         77,908,754             45,862,046            14,202,159
    Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                      (916,155)              (407,146)             (146,748)
       Surrenders                                                        (9,754,795)            (2,394,900)           (1,173,774)
       Administrative expense (note 3)                                     (346,218)              (172,873)              (87,512)
       Transfer gain (loss) and transfer fees                              (116,774)              (183,599)              (23,608)
    Transfers (to) from the Guarantee Account (note 1)                   30,845,279              8,313,366             1,874,804
    Interfund transfers                                                  25,144,972             42,049,450             7,110,222
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                        122,765,063             93,066,344            21,755,543
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                  167,715,384            117,756,837            31,492,324

Net assets at beginning of year                                         177,410,698             59,653,861            28,161,537
---------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                               345,126,082            177,410,698            59,653,861
---------------------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT 4



-----------------------------------------------------------------------------------------------------------------------------

                                                                      Janus Aspen Series (continued)
                                                            -----------------------------------------------------------------

                                                                                    Balanced
                                                                                   Portfolio
                                                            --------------------------------------------------------------
                                                                                                               Period from
                                                                                                               October 11,
                                                                   Year ended            Year ended                1995 to
                                                                 December 31,          December 31,           December 31,
                                                                         1997                  1996                   1995
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                        $       931,355                 170,096                 10,290
    Net realized gain                                            1,239,519                 122,576                  9,364
    Unrealized appreciation (depreciation) on investments        4,013,343                 920,620                 37,909
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                           6,184,217               1,213,292                 57,563
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                15,654,806               8,643,527                619,039
    Transfers (to) from the general account of
      Life of Virginia:
       Death benefits                                              (98,529)                (37,496)                     -
       Surrenders                                               (1,560,191)               (271,087)               (61,992)
       Administrative expense (note 3)                             (34,113)                 (7,301)                  (379)
       Transfer gain (loss) and transfer fees                      (11,920)                  5,413                   (240)
    Transfer (to) from the Guarantee Account (note 1)            6,551,408               1,091,622                210,233
    Interfund transfers                                         34,492,843               3,850,513              1,147,007
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                54,994,304              13,275,191              1,913,668
-----------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                          61,178,521              14,488,483              1,971,231

Net assets at beginning of period                               16,459,714               1,971,231                      -
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                $    77,638,235              16,459,714              1,971,231
-----------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------

                                                                             Janus Aspen Series (continued)
                                                                   --------------------------------------------------------------
                                                                                         Flexible
                                                                                          Income
                                                                                        Portfolio
                                                                   --------------------------------------------------------------
                                                                                                                 Period from
                                                                                                                 October 13,
                                                                      Year ended            Year ended               1995 to
                                                                    December 31,          December 31,          December 31,
                                                                            1997                  1996                  1995
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                                      578,869               248,378                19,153
    Net realized gain                                                     86,470                 4,524                    29
    Unrealized appreciation (depreciation) on investments                269,390                68,898                (2,240)
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                   934,729               321,800                16,942
---------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                       3,465,715             2,591,080               312,671
    Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                    (55,866)                    -                     -
       Surrenders                                                       (425,891)              (29,518)                 (451)
       Administrative expense (note 3)                                    (8,897)               (2,717)                 (111)
       Transfer gain (loss) and transfer fees                              1,786                  (413)                  179
    Transfer (to) from the Guarantee Account (note 1)                  3,010,637               345,536                41,646
    Interfund transfers                                                2,406,219               992,086               419,589
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                       8,393,703             3,896,054               773,523
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                 9,328,432             4,217,854               790,465

Net assets at beginning of period                                      5,008,319               790,465                     -
---------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                           14,336,751             5,008,319               790,465
---------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                Janus Aspen Series (continued)
                                                                      -------------------------------------------------------------
                                                                                          International                    Capital
                                                                                              Growth                  Appreciation
                                                                                            Portfolio                    Portfolio
                                                                      ---------------------------------------   -------------------
                                                                                                 Period from           Period from
                                                                                                 May 3, 1996           May 2, 1997
                                                                              Year ended                  to                    to
                                                                            December 31,        December 31,          December 31,
                                                                                    1997                1996                  1997
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets From operations:
    Net investment income (expense)                                          (167,651)                 9,055                (1,544)
    Net realized gain                                                       3,329,942                187,391                31,894
    Unrealized appreciation (depreciation) on investments                   1,235,644                586,615                12,182
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                      4,397,935                783,061                42,532
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                                                           19,031,016              4,654,797               720,613
    Transfers (to) from the general account of Life of Virginia:
       Death benefits                                                        (197,552)                     -                     -
       Surrenders                                                          (1,293,141)               (51,116)              (37,177)
       Administrative expense (note 3)                                        (39,068)                (3,441)                 (826)
       Transfer gain (loss) and transfer fees                                  24,476                  3,766               (33,752)
    Transfer (to) from the Guarantee Account (note 1)                       8,279,728                935,954               446,414
    Interfund transfers                                                    10,950,154              7,189,157             1,531,771
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           36,755,613             12,729,117             2,627,043
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     41,153,548             13,512,178             2,669,575

Net assets at beginning of period                                          13,512,178                      -                     -
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                                54,665,726             13,512,178             2,669,575
-----------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements

December 31, 1997

================================================================================



   (1)   Description of Entity

         Life of Virginia Separate Account 4 (the Account) is a separate investment account established in 1987 by The Life Insurance Company of Virginia (Life of Virginia) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable deferred annuity life insurance policies issued by Life of Virginia. The Life Insurance Company of Virginia is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. Eighty percent of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Corporation. The remaining 20% is owned by GE Financial Assurance Holdings, Inc. General Electric Capital Assurance Corporation and GE Financial Assurance Holdings, Inc. are indirectly, wholly-owned subsidiaries of General Electric Capital ("GE Capital"). GE Capital, a diversified financial services company, is a wholly-owned subsidiary of General Electric Company (GE), a New York corporation. Prior to April 1, 1996, Life of Virginia was an indirect wholly-owned subsidiary of Aon Corporation (Aon).

         In May 1997, seven new investment subdivisions were added to the Account, for both Type I and II policies. The Growth & Income Portfolio and Growth Opportunities Portfolio each invest solely in a designated portfolio of the Variable Insurance Products Fund III. The Global Income Fund and the Value Equity Fund each invest solely in a designated portfolio of the GE Investments Funds, Inc. The Capital Appreciation Portfolio invests solely in a designated portfolio of the Janus Aspen Series. The Growth II Portfolio and the Large Cap Growth Portfolio each invest solely in a designated portfolio of the PBHG Insurance Series Fund. All designated portfolios described above are series type mutual funds.

         During 1997, the Life of Virginia Series Fund, Inc. changed its name to the GE Investments Funds, Inc. As a result the Life of Virginia Series Funds, Inc.--Common Stock Index, Government Securities, Money Market, Total Return, International Equity and Real Estate Securities Portfolios were renamed the GE Investments Funds, Inc.--S&P 500 Index, Government Securities, Money Market, Total Return, International Equity and Real Estate Securities Funds, respectively. On December 12, 1997, the Account added the GE Investments Funds, Inc.--Income Fund as a new investment subdivision and made the following substitutions of shares held by the investment subdivisions:

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements



================================================================



   (1)   Continued


           Before the Substitution                               After the Substitution

           Shares of Money Market Portfolio -                    Shares of Money Market Fund -
           Variable Insurance Products Fund                      GE Investments Funds, Inc.

           Shares of Money Fund -                                Shares of Money Market Fund -
           Oppenheimer Variable Account Funds                    GE Investments Funds, Inc.

           Shares of Bond  Portfolio -                           Shares of Income Fund Neuberger & Berman -
           Advisers Management Trust                             GE Investments Funds, Inc.

           Shares of High Income Portfolio -                     Shares of High Income Fund -
           Variable Insurance Products Fund                      Oppenheimer Variable Account Funds

           Shares of Growth Portfolio -                          Shares of Growth Portfolio -
           Neuberger & Berman Advisers Management Trust          Variable Insurance Products Fund

           Shares of Balanced Portfolio -                        Shares of Balanced Portfolio -
           Neuberger & Berman Advisers Management Trust          Janus Aspen Series

         The foregoing substitutions were carried out pursuant to an order of the Securities and Exchange Commission (Commission) issued on December 11, 1997, with the approval of any necessary department of insurance. The effect of such a share substitution was to replace certain portfolios of Variable Insurance Products Fund, Oppenheimer Variable Account Funds, GE Investments Funds, Inc., and Neuberger & Berman Advisers Management Trust with those of GE Investments Funds, Inc., Oppenheimer Variable Account Funds, Variable Insurance Products Fund, and Janus Aspen Series as investment options.

   (1)   Continued

         In May 1996, two new investment subdivisions were added to the Account, for both Type I and II policies. One of these subdivisions, the International Growth Portfolio, invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The other new subdivision, the American Leaders Fund II, invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund.

         During 1995, nine new investment subdivisions were added to the Account, for both Type I and Type II policies. The Utility Fund II and High Income Bond Fund II each invest solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund. The Contrafund Portfolio invests solely in a designated portfolio of the Variable Insurance Products Fund II, a series type mutual fund. The International Equity Portfolio and the Real Estate Securities Portfolio each invest solely in a designated portfolio of GE Investments Funds, Inc., a series type mutual fund. The Balanced Portfolio and Flexible Income Portfolio each invest solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The Growth Portfolio and Small Cap Portfolio each invest solely in a designated portfolio of the Alger American Fund, a series type mutual fund.

         In November 1995, six subdivisions were closed to new money for both Type I and Type II policies. For each policy type, three of these subdivisions, the Balanced Portfolio, Bond Portfolio, and Growth Portfolio each invest solely in a designated portfolio of the Advisers Management Trust, a series type mutual fund. The fourth and fifth closed subdivisions, the Money Market Portfolio and High Income Portfolio, each invest solely in a designated portfolio of the Variable Insurance Products Fund, a series type mutual fund. The sixth closed subdivision, the Money Fund, invests solely in a designated portfolio of the Oppenheimer Variable Account Funds, a series type mutual fund.

         Policyowners may transfer cash values between the Account's portfolios and the Guarantee Account that is part of the general account of Life of Virginia. Amounts transferred to the Guarantee Account earn interest at the interest rate in effect at the time of such transfer and remain in effect for one year, after which a new rate may be declared.

   (2)   Summary of Significant Accounting Policies

         Unit Classes

         There are two unit classes included in the Account. Type I units are sold under policy form P1140 and P1141. Type II units are sold under policy forms P1142, P1142N and P1143. Type II unit sales began in the third quarter of 1994.

         Investments

         Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date and income distributions are recorded on the ex-dividend date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period.

  (2)   Continued

         The aggregate cost of investments acquired and the aggregate proceeds of investments sold, for the year or period ended December 31, 1997 were:

                                                   Cost of         Proceeds
                                                    Shares             from
Fund/Portfolio                                    Acquired      Shares Sold
----------------------------------------------------------------------------

GE Investments Funds, Inc.:
     S&P 500 Index                        $    132,222,938       31,818,054
     Government Securities                      10,499,388       23,055,080
     Money Market                              887,060,254      868,724,486
     Total Return                               30,724,166       10,679,067
     International Equity                       18,393,561       11,389,194
     Real Estate Securities                     43,204,050       16,152,111
     Global Income                               6,336,231          187,733
     Value Equity                               17,622,017        3,137,116
     Income                                     25,679,422        3,310,006

Oppenheimer Variable Account Funds:
     Money                                         314,112        3,030,625
     Bond                                       16,807,159        9,544,382
     Capital Appreciation                       93,466,672       56,992,604
     Growth                                     85,183,495       31,490,581
     High Income                                95,915,615       36,944,770
     Multiple Strategies                        23,819,771       11,316,157

Variable Insurance Products Fund:
     Money Market                                1,556,148       23,557,498
     High Income                                 3,620,650       30,349,068
     Equity - Income                           220,439,185       93,043,056
     Growth                                     83,553,084       68,794,613
     Overseas                                   72,741,759       71,928,713

Variable Insurance Products Fund II:
     Asset Manager                              85,456,484       70,466,360
     Contrafund                                118,473,800       55,310,933

Variable Insurance Products Fund III:
     Growth & Income                            18,484,934        3,417,350
     Growth Opportunities                       17,590,719        1,681,206
----------------------------------------------------------------------------

  (2)   Continued



                                                    Cost of         Proceeds
                                                     Shares             from
Fund/Portfolio                                     Acquired      Shares Sold
-----------------------------------------------------------------------------

Neuberger & Berman Advisers
  Management Trust:
     Balanced                             $       2,635,418       36,069,865
     Bond                                         1,856,865       11,649,317
     Growth                                         977,918       12,925,079

Federated Investors Insurance Series:
     American Leaders II                         32,823,606        5,793,581
     High Income Bond II                         38,421,195       18,759,547
     Utility                                     10,012,564        7,198,898
     II

Alger American:
     Small Cap                                   46,888,772       24,542,187
     Growth                                      46,869,978       31,444,158

PBHG Insurance Series Fund:
     PBHG Large Cap Growth                        6,296,317        1,710,929
     PBHG Growth II                               7,969,729        1,120,679

Janus Aspen Series:
     Aggressive Growth                           99,975,217       90,226,548
     Growth                                      86,207,354       46,144,088
     Worldwide Growth                           183,578,974       59,756,806
     Balanced                                    67,917,334       11,980,846
     Flexible Income                             12,301,658        3,313,161
     International Growth                        94,751,055       54,755,744
     Capital Appreciation                         5,675,613        3,007,685
-----------------------------------------------------------------------------




         Capital Transactions

         The increase (decrease) in outstanding units for Type I and Type II from capital transactions for the years or periods ended December 31, 1997, 1996 and 1995 are as follows:

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements


(2)      Continued


                                                                       GE Investments Funds, Inc.
                                                 -----------------------------------------------------------------------------

                                                   S&P 500    Government       Money        Total  International   Real Estate
                                                     Index    Securities      Market       Return         Equity    Securities
Type I Units                                          Fund          Fund        Fund         Fund           Fund          Fund

---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994             297,274       384,930     484,719      666,497              -            -

    Net premiums                                    37,545         7,450     265,952       38,485          5,889        3,842
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (3,332)       (2,593)       (365)      (8,225)          (201)        (130)
             Surrenders                            (11,616)      (27,386)   (138,205)     (30,218)          (166)         (82)
             Administrative expenses                  (991)         (994)     (1,241)      (1,911)           (64)         (27)
    Transfers (to)/from the Guarantee Account       17,804           (78)    347,444        6,958          8,347        6,278
    Interfund transfers                            142,337        67,621     (64,330)      73,915        101,757       13,762
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      181,747        44,020     409,255       79,004        115,562       23,643
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995             479,021       428,950     893,974      745,501        115,562       23,643

    Net premiums                                    34,082        36,100     706,581       33,745         22,527       14,587
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (1,231)         (163)    (16,043)      (6,096)             -            -
             Surrenders                            (22,370)      (25,884)   (412,885)     (31,853)        (5,008)      (1,361)
             Administrative expenses                (1,347)       (1,204)     (4,925)      (2,175)          (446)        (192)
    Transfers (to)/from the Guarantee Account       37,400         4,534     358,505        1,905         22,249       21,124
    Interfund transfers                             54,702        62,264   1,023,952      (32,962)        52,528      147,118
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      101,236        75,647   1,655,185      (37,436)        91,850      181,276
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996             580,257       504,597   2,549,159      708,065        207,412      204,919

    Net premiums                                    43,467         2,027     273,183       24,404       (153,291)     215,116
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (2,505)       (3,654)    (88,771)      (5,480)             -            -
             Surrenders                            (34,875)      (27,521)   (773,658)     (56,645)       494,961     (112,838)
             Administrative expenses                (1,886)         (938)     (6,382)      (1,805)        20,280       (5,712)
    Transfers (to)/from the Guarantee Account       41,669         9,540     304,035        5,882       (736,706)     208,742
    Interfund transfers                            292,720      (484,051)  1,254,694      (42,593)     1,380,146      875,079
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      338,590      (504,597)    963,101      (76,237)     1,005,390    1,180,387
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997             918,847             -   3,512,260      631,828      1,212,802    1,385,306
---------------------------------------------------------------------------------------------------------------------------------




                                                   GE Investments Funds, Inc.              Oppenheimer Variable Account Funds
                                               -----------------------------------     -------------------------------------------

                                                    Global                                                   Capital
                                                    Income  Value Equity    Income     Money        Bond   Appreciation   Growth
Type I Units                                          Fund        Fund        Fund      Fund        Fund        Fund        Fund
----------------------------------------------------------------------------------     -------------------------------------------

Units outstanding at December 31, 1994                   -           -           -   549,261     967,029   2,708,957     734,287

    Net premiums                                         -           -           -    36,722     (11,303)    222,696    (521,582)
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -           -           -         -         263     (31,865)     48,092
             Surrenders                                  -           -           -   (38,250)      5,282    (311,147)    564,254
             Administrative expenses                     -           -           -      (910)        309     (13,475)     27,690
    Transfers (to)/from the Guarantee Account            -           -           -   (33,828)     (4,115)     27,379     (11,025)
    Interfund transfers                                  -           -           -  (230,533)     (4,765)     45,448     144,969
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                            -           -           -  (266,799)    (14,329)    (60,964)    252,398
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                   -           -           -   282,462     952,700   2,647,993     986,685

    Net premiums                                         -           -           -         -      (4,744)   (181,755)    267,359
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -           -           -    (1,782)      2,016      44,441     (29,174)
             Surrenders                                  -           -           -   (16,283)      7,728     332,700    (364,042)
             Administrative expenses                     -           -           -      (531)        407      14,718     (16,121)
    Transfers (to)/from the Guarantee Account            -           -           -    (4,896)     (7,110)   (185,173)    105,286
    Interfund transfers                                  -           -           -   (96,465)     (9,728)     53,131     240,629
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                            -           -           -  (119,957)    (11,431)     78,062     203,937
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996                   -           -           -   162,505     941,269   2,726,055   1,190,622

    Net premiums                                    15,669      30,034         595         -      12,729      48,378      50,650
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -           -           -         -      (4,708)     (2,476)     (1,990)
             Surrenders                             (2,874)     (1,979)     (5,500)   (5,366)   (114,775)   (146,760)    (99,247)
             Administrative expenses                  (489)       (345)       (199)     (298)     (2,868)     (6,721)     (2,955)
    Transfers (to)/from the Guarantee Account      131,841      33,741           -         -      30,993      33,837      40,477
    Interfund transfers                            372,751     418,170   1,300,742  (156,841)     66,990     (60,894)    114,256
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      516,898     479,621   1,295,638  (162,505)    (11,639)   (134,636)    101,191
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997             516,898     479,621   1,295,638         -     929,630   2,591,419   1,291,813
----------------------------------------------------------------------------------------------------------------------------------




(2)      Continued

                                                   Oppenheimer Variable
                                                      Account Funds                      Variable Insurance Products Fund
                                                 ----------------------- ----------------------------------------------------------

                                                      High    Multiple       Money        High     Equity-
                                                    Income  Strategies      Market      Income      Income     Growth    Overseas
Type I Units                                          Fund        Fund   Portfolio   Portfolio   Portfolio  Portfolio   Portfolio
-----------------------------------------------  ---------------------------------------------------------------------------------
Units outstanding at December 31, 1994           1,125,497   1,797,950   4,123,571     804,420   5,088,608  4,641,036   5,128,595

    Net premiums                                    44,999      65,632     730,434      85,480     485,381    247,726     200,203
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                           (296)     (9,569)      8,759      (5,083)    (26,937)   (11,327)    (22,477)
             Surrenders                            (12,636)    (95,101)   (323,643)    (42,301)   (295,625)  (179,497)   (183,059)
             Administrative expenses                (1,249)     (5,559)     (8,471)     (2,631)    (16,777)   (12,038)    (12,905)
    Transfers (to)/from the Guarantee Account       10,579      (3,036)     36,658      35,020     214,956     67,303     (35,433)
    Interfund transfers                             96,818      12,445  (2,144,243)     83,390   1,492,501    433,983    (566,178)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      138,215     (35,188) (1,700,506)    153,875   1,853,499    546,150    (619,849)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Units outstanding at December 31, 1995           1,263,712   1,762,762   2,423,065     958,295   6,942,107  5,187,186   4,508,746

    Net premiums                                    15,693      26,028       8,114     (11,013)    209,607    133,676     102,472
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                           (411)    (15,299)    (26,867)          -     (39,084)   (25,152)    (17,537)
             Surrenders                            (23,047)    (88,160)   (136,342)    (64,247)   (314,228)  (232,300)   (188,428)
             Administrative expenses                (1,163)     (4,615)     (4,247)     (2,193)    (16,695)   (13,593)    (11,116)
    Transfers (to)/from the Guarantee Account       13,792      26,304     (46,251)     (1,584)    129,570     60,757      48,453
    Interfund transfers                             89,651     (66,358) (1,024,299)   (147,328)    (63,823)  (278,909)   (373,467)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       94,515    (122,100) (1,229,892)   (226,365)    (94,653)  (355,521)   (439,623)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Units outstanding at December 31, 1996           1,358,227   1,640,662   1,193,173     731,930   6,847,454  4,831,665   4,069,123

    Net premiums                                    44,846      26,455      (2,769)          -     132,909     46,481      33,637
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (6,846)     (7,589)     (3,458)     (2,224)    (25,251)   (14,556)    (15,035)
             Surrenders                            (87,976)   (127,118)    (72,594)    (65,456)   (376,813)  (325,620)   (189,716)
             Administrative expenses                (3,299)     (4,137)     (2,380)     (1,503)    (17,119)   (12,146)     (9,227)
    Transfers (to)/from the Guarantee Account       54,141      17,555      (1,822)       (257)     81,689     26,348      10,283
    Interfund transfers                            510,750       7,721  (1,110,150)   (662,490)    (53,531)   (84,347)   (500,805)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      511,616     (87,113) (1,193,173)   (731,930)   (258,116)  (363,840)   (670,863)
-----------------------------------------------  ---------- ----------------------------------------------------------------------

Units outstanding at December 31, 1997           1,869,843   1,553,549           -           -   6,589,338  4,467,825   3,398,260
-----------------------------------------------  ---------- ----------------------------------------------------------------------



(2)      Continued

                                          Variable Insurance Products  Variable Insurance Products
                                                      Fund II                   Fund III             Advisers Management Trust
                                         ----------------------------  ---------------------------  -------------------------------

                                                    Asset               Growth &        Growth
                                                  Manager  Contrafund     Income    Opportunities  Balanced       Bond      Growth
Type I Units                                    Portfolio   Portfolio  Portfolio     Portfolio    Portfolio  Portfolio   Portfolio
---------------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1994         27,382,848          -        -            -        2,303,795  1,644,509    619,834

    Net premiums                                  387,499    582,483        -            -           19,872   (319,688)   (14,507)
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                      (158,949)    (1,220)       -            -             (260)    29,267      4,454
             Surrenders                        (1,411,202)   (39,641)       -            -          (16,268)    86,040     50,773
             Administrative expenses              (74,816)    (3,373)       -            -           (1,256)     8,665      2,990
    Transfers (to)/from the Guarantee Account    (514,204)    257,604       -            -           22,814     19,812     13,112
    Interfund transfers                        (3,617,814)  1,639,032       -            -         (302,761)  (529,362)    79,845
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                  (5,389,486)  2,434,885       -            -         (277,859)  (705,266)   136,667
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995         21,993,362   2,434,885       -            -        2,025,936    939,243    756,501

    Net premiums                                  164,394     191,853       -            -           -             692        -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                      (142,857)    (14,740)      -            -          (13,542)      (625)   (7,106)
             Surrenders                        (1,189,857)   (156,723)      -            -          (19,441)   (46,729)  (82,100)
             Administrative expenses              (60,017)     (7,215)      -            -           (1,491)    (2,782)   (3,304)
    Transfers (to)/from the Guarantee Account      (9,338)    168,994       -            -           (6,661)    (1,863)   (1,563)
    Interfund transfers                        (1,775,712)    480,447       -            -         (300,225)  (348,334) (131,122)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                  (3,013,387)    662,616       -            -         (341,360)  (399,641) (225,195)
--------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996         18,979,975   3,097,501       -            -        1,684,576    539,602   531,306

    Net premiums                                  152,156     110,477     41,831        30,072         (343)       141       348
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                       (89,850)     (9,932)      -              -         (4,573)   (13,722)   (3,133)
             Surrenders                        (1,096,143)   (211,184)      (813)       (5,989)    (131,590)   (27,704)  (10,160)
             Administrative expenses              (52,182)     (7,854)      (183)         (318)      (3,702)    (1,043)   (1,125)
    Transfers (to)/from the Guarantee Account      25,895     101,581     19,562        24,545       (9,256)      (144)       -
    Interfund transfers                          (818,341)    215,612    233,932       293,107   (1,535,112)  (497,130) (517,236)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                  (1,878,465)    198,700    294,329       341,417   (1,684,576)  (539,602) (531,306)
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997         17,101,510   3,296,201    294,329       341,417        -           -         -
---------------------------------------------------------------------------------------------------------------------------------



(2)    Continued

                                                    Federated Investors Insurance                            PBHG Insurance
                                                                Series               Alger American            Series Fund
                                                ---------------------------------  ---------------------  --------------------
                                                  American        High
                                                   Leaders      Income                                   Large Cap
                                                 Portfolio       Bonds     Utility Small Cap     Growth     Growth   Growth II
Type I Units                                       Fund II     Fund II     Fund II Portfolio  Portfolio  Portfolio   Portfolio
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994                   -           -           -          -          -          -          -

    Net premiums                                         -       6,661      74,380     67,353     46,215          -          -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -           -           -          -          -          -          -
             Surrenders                                  -         (60)       (682)      (606)      (423)         -          -
             Administrative expenses                     -         (15)       (144)      (147)       (90)         -          -
    Transfers (to)/from the Guarantee Account            -       1,534     126,922      8,574      4,799          -          -
    Interfund transfers                                  -      32,694     339,152    330,617    210,724          -          -
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                            -      40,814     539,628    405,791    261,225          -          -
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                   -      40,814     539,628    405,791    261,225          -          -

    Net premiums                                     6,132      11,997      34,892    260,309    140,387          -          -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -      (1,489)    (13,689)   (10,458)         -          -          -
             Surrenders                               (234)     (8,472)    (35,752)   (35,446)   (31,027)         -          -
             Administrative expenses                   (47)       (273)     (1,868)    (2,659)    (2,129)         -          -
    Transfers (to)/from the Guarantee Account        1,547      23,451      31,866    150,713    122,150          -          -
    Interfund transfers                             68,264     145,478      (9,854)   571,403    700,068          -          -
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       75,662     170,692       5,595    933,862    929,449          -          -
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996              75,662     211,506     545,223  1,339,653  1,190,674          -          -

    Net premiums                                    35,396      49,848       7,670    694,521     66,490      1,019     17,111
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -        (469)       (853)   (42,319)    (2,907)         -          -
             Surrenders                             (1,961)    (14,353)    (38,555)(1,148,701)   (80,029)       (92)       (49)
             Administrative expenses                  (502)       (718)     (1,375)   (36,907)    (3,546)       (32)      (101)
    Transfers (to)/from the Guarantee Account       24,074      50,940       9,699    749,029      2,066      2,432      1,623
    Interfund transfers                            228,950     159,370     (36,477)  (230,206)  (150,234)    52,670     58,027
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      285,957     244,618     (59,891)   (14,583)  (168,160)    55,997     76,611
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997             361,619     456,124     485,332  1,325,070  1,022,514     55,997     76,611
------------------------------------------------------------------------------------------------------------------------------



(2)      Continued


                                                                            Janus Aspen Series
                                            ----------------------------------------------------------------------------------

                                           Aggressive                                      Flexible International       Capital
                                               Growth     Growth   Worldwide   Balanced      Income        Growth  Appreciation
Type I Units                                Portfolio  Portfolio   Portfolio  Portfolio   Portfolio     Portfolio     Portfolio
----------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994           1,272,142   3,183,404   2,247,224          -           -          -            -

    Net premiums                                    41,540     495,631     154,654     47,108         369          -            -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -      (8,424)     (9,493)    (2,123)          -          -            -
             Surrenders                            (37,096)   (129,651)    (38,101)   (16,212)         (8)         -            -
             Administrative expenses                  (196)     (9,290)     (4,194)    (1,376)        (11)         -            -
    Transfers (to)/from the Guarantee Account       90,712     109,046      25,268      9,645       2,769          -            -
    Interfund transfers                            598,635     792,010     381,858     74,930      35,960          -            -
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      693,595   1,249,322     509,992    111,972      39,079          -            -
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995           1,965,737   4,432,726   2,757,216    111,972      39,079          -            -

    Net premiums                                     1,581   1,661,740     880,684     49,343       4,021        34,924         -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              -    (181,059)    (51,566)    (2,953)          -           -           -
             Surrenders                               (429) (2,320,448)   (739,842)   (15,986)     (1,075)       (1,689)        -
             Administrative expenses                   (22)   (113,310)    (48,025)    (1,541)       (194)         (301)        -
    Transfers (to)/from the Guarantee Account        1,256   1,066,999     455,640     26,519      11,223        37,626         -
    Interfund transfers                              7,695     217,761     916,700    191,453      64,966       403,878         -
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       10,081     331,683   1,413,591    246,835      78,941       474,438         -
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996           1,975,818   4,764,409   4,170,807    358,807     118,020       474,438         -

    Net premiums                                    55,368     109,351     257,478     32,492       8,506        99,898     2,452
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (1,972)    (66,404)     (7,323)         -           -           -           -
             Surrenders                            (87,614)   (321,901)   (229,991)   (34,024)    (17,779)      (40,170)   (1,327)
             Administrative expenses                (4,772)    (11,195)    (12,079)    (1,430)       (403)       (2,200)      (58)
    Transfers (to)/from the Guarantee Account       29,407      64,006     148,276     55,427      78,205        64,693       344
    Interfund transfers                           (148,659)    (32,501)    611,104  2,070,280      94,329       408,010    47,846
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                     (158,242)   (258,644)    767,465   2,122,745    162,858       530,231    49,257
----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997           1,817,576   4,505,765   4,938,272   2,481,552    280,878     1,004,669    49,257
----------------------------------------------------------------------------------------------------------------------------------

LIFE OF VIRGINIA SEPARATE ACCOUNT 4

Notes to Financial Statements


------------------------------------------------------------------------------

(2)      Continued


                                                                         GE Investments Funds, Inc.
                                                 -----------------------------------------------------------------------------

                                                    S&P 500     Government       Money       Total   International Real Estate
                                                      Index     Securities      Market      Return       Equity     Securities
Type II Units                                          Fund           Fund        Fund        Fund         Fund           Fund
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994               10,408            889      75,600      12,498            -              -

    Net premiums                                    287,747         94,804   3,703,628     189,643       26,411         23,750
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                          (3,020)             -           -        (523)           -              -
             Surrenders                              (1,937)        (2,139)    (17,008)     (2,245)         (10)           (23)
             Administrative expenses                    (18)            (6)        (18)        (12)          (1)             -
    Transfers (to)/from the Guarantee Account        12,961          3,954      18,590      12,174        1,577            324
    Interfund transfers                              93,868         56,254  (2,272,432)     41,049       19,067         10,426
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       389,601        152,867   1,432,760     240,086       47,044         34,477
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995              400,009        153,756   1,508,360     252,584       47,044         34,477

    Net premiums                                    647,438        194,563  10,719,294     345,169      204,787        214,051
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                          (1,638)        (4,586)    (41,657)       (930)        (313)             -
             Surrenders                             (17,183)        (4,362)   (189,358)    (11,361)      (4,056)        (1,826)
             Administrative expenses                   (290)          (130)       (792)       (196)         (80)           (43)
    Transfers (to)/from the Guarantee Account        78,749          3,809     (49,295)     38,959       26,698         19,914
    Interfund transfers                             155,417        (66,854) (8,053,173)     35,026       58,323        162,396
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       862,493        122,440   2,385,019     406,667      285,359        394,492
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996            1,262,502        276,196   3,893,379     659,251      332,403        428,969

    Net premiums                                  1,106,640         58,332   7,321,970     188,455      143,803        604,427
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                         (46,669)             -     (31,824)     (4,811)        (188)        (1,092)
             Surrenders                             (61,683)       (10,472)   (497,702)    (40,510)     (16,180)       (24,343)
             Loans                                        -              -           -           -            -              -
             Administrative expenses                 (1,001)          (115)     (2,877)       (508)        (358)          (445)
    Transfers (to)/from the Guarantee Account       376,140         37,807     406,500      93,000       69,865        236,279
    Interfund transfers                             389,211       (361,748) (6,108,959)     33,268       85,065        234,452
------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                     1,762,638       (276,196)  1,087,108     268,894      282,007      1,049,278
------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997            3,025,140              -   4,980,487     928,145      614,410      1,478,247
------------------------------------------------------------------------------------------------------------------------------

(2)      Continued


                                                       GE Investments Funds, Inc.
                                                 ---------------------------------------

                                                       Global
                                                       Income  Value Equity     Income
Type II Units                                            Fund        Fund         Fund
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1994                      -           -            -

    Net premiums                                            -           -            -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                 -           -            -
             Surrenders                                     -           -            -
             Administrative expenses                        -           -            -
    Transfers (to)/from the Guarantee Account               -           -            -
    Interfund transfers                                     -           -            -
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                               -           -            -
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                      -           -            -

    Net premiums                                            -           -            -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                 -           -            -
             Surrenders                                     -           -            -
             Administrative expenses                        -           -            -
    Transfers (to)/from the Guarantee Account               -           -            -
    Interfund transfers                                     -           -            -
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                               -           -            -
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1996                      -           -            -

    Net premiums                                       19,022     242,987        1,357
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                 -        (153)           -
             Surrenders                                  (487)     (5,196)        (415)
             Loans                                          -           -            -
             Administrative expenses                       (8)        (28)         (42)
    Transfers (to)/from the Guarantee Account          19,733     146,978        5,210
    Interfund transfers                                41,030     346,028      897,139
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                          79,290     730,616      903,249
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                 79,290     730,616      903,249
----------------------------------------------------------------------------------------


(2)      Continued


                                                                    Oppenheimer Variable Account Funds
                                                 -------------------------------------------------------------------------

                                                                               Capital                  High     Multiple
                                                      Money         Bond  Appreciation    Growth      Income   Strategies
Type II Units                                          Fund         Fund          Fund      Fund        Fund         Fund
---------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994               50,143       11,655      68,052      12,276      77,818       26,302

    Net premiums                                     54,745      214,451     355,504     325,547     366,507      185,233
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                               -         (219)       (166)       (229)          -       (1,207)
             Surrenders                                (652)      (5,734)     (5,891)     (3,339)     (1,757)      (2,408)
             Administrative expenses                    (31)         (49)        (30)        (68)        (24)         (36)
    Transfers (to)/from the Guarantee Account        (4,360)      13,097      21,250      28,166      20,898       17,850
    Interfund transfers                             (41,682)      42,279     143,860      61,411      97,702       30,947
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                         8,020      263,825     514,527     411,488     483,326      230,379
---------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995               58,163      275,480     582,579     423,764     561,144      256,681

    Net premiums                                         70      307,614   1,152,800     440,344     922,316      383,300
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                               -       (3,625)    (23,778)     (2,446)    (14,183)      (3,190)
             Surrenders                              (1,020)     (13,875)    (34,224)     (9,335)    (24,799)     (11,252)
             Administrative expenses                     (6)        (160)       (668)       (213)       (520)        (329)
    Transfers (to)/from the Guarantee Account          (156)      32,015     169,506      50,413      94,808       45,770
    Interfund transfers                             (33,183)     109,648     275,079     189,075     176,989       77,022
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       (34,295)     431,617   1,538,715     667,838   1,154,611      491,321
---------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996               23,868      707,097   2,121,294   1,091,602   1,715,755      748,002

    Net premiums                                         30      167,289     713,649     880,279     703,696      349,189
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                               -       (8,306)    (10,958)     (8,211)    (16,328)      (5,971)
             Surrenders                                (202)     (30,599)    (79,872)    (48,836)   (109,043)     (55,647)
             Loans                                        -            -           -           -           -            -
             Administrative expenses                     (5)        (513)     (1,748)       (951)     (1,245)        (701)
    Transfers (to)/from the Guarantee Account             -      156,266     369,347     337,722     379,179      151,804
    Interfund transfers                             (23,691)       2,783      64,736     210,754     262,960       13,450
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       (23,868)     286,920   1,055,154   1,370,757   1,219,219      452,124
---------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                    -      994,017   3,176,448   2,462,359   2,934,974    1,200,126
---------------------------------------------------------------------------------------------------------------------------

(2)      Continued

                                                                   Variable Insurance Product Funds
                                                 -------------------------------------------------------------

                                                      Money         High     Equity-
                                                     Market       Income      Income      Growth     Overseas
Type II Units                                     Portfolio    Portfolio   Portfolio   Portfolio    Portfolio
--------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994              450,740       56,076     276,392     141,845      197,672

    Net premiums                                  1,923,388      288,601   2,285,441   1,079,779      464,979
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                          (1,352)      (1,092)       (898)       (663)     (12,509)
             Surrenders                             (10,590)      (7,686)    (33,936)    (16,831)     (10,082)
             Administrative expenses                   (211)         (53)       (378)       (170)        (235)
    Transfers (to)/from the Guarantee Account       (48,336)       9,984     165,649      72,558       71,820
    Interfund transfers                          (1,333,295)     149,732     427,705     248,497      117,726
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                       529,604      439,486   2,843,583   1,383,170      631,699
--------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995              980,344      495,562   3,119,975   1,525,015      829,371

    Net premiums                                        138            -   3,158,538   1,222,269      521,600
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                          (5,285)      (1,518)    (43,181)    (21,919)     (11,961)
             Surrenders                             (18,734)     (18,658)   (134,965)    (50,499)     (31,329)
             Administrative expenses                   (323)        (228)     (2,658)     (1,349)        (733)
    Transfers (to)/from the Guarantee Account           (31)      (3,382)    402,673     186,018      127,385
    Interfund transfers                            (659,500)    (168,501)    541,485     167,039      123,110
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      (683,735)    (192,287)  3,921,892   1,501,559      728,072
--------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996              296,609      303,275   7,041,867   3,026,574    1,557,443

    Net premiums                                        931          306   2,260,371     504,224      230,215
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                          (9,387)        (206)    (70,511)    (17,520)     (11,283)
             Surrenders                              (6,379)     (17,828)   (310,722)   (121,652)     (59,094)
             Loans                                        -            -           -           -            -
             Administrative expenses                   (179)        (172)     (5,614)     (2,437)      (1,374)
    Transfers (to)/from the Guarantee Account             -         (595)    959,930     232,691      169,290
    Interfund transfers                            (281,595)    (284,780)    198,852      (7,282)    (122,609)
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                      (296,609)    (303,275)  3,032,306     588,024      205,145
--------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                    -            -  10,074,173   3,614,598    1,762,588
--------------------------------------------------------------------------------------------------------------


(2)      Continued


                                                Variable Insurance        Variable Insurance
                                                 Products  Fund II         Products Fund III         Advisers Management Trust
                                               --------------------   -------------------------  --------------------------------

                                                  Asset                 Growth &         Growth
                                                Manager  Contrafund       Income  Opportunities    Balanced         Bond    Growth
Type II Units                                 Portfolio   Portfolio    Portfolio      Portfolio   Portfolio    Portfolio Portfolio
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994          450,885           -            -           -        22,065       83,962    13,906

    Net premiums                                902,148   1,499,030            -           -       199,692      240,461   167,067
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                     (13,552)       (200)           -           -             -            -    (1,865)
             Surrenders                         (26,495)    (14,316)           -           -        (2,564)      (2,394)   (1,381)
             Administrative expenses               (510)        (43)           -           -           (46)         (47)      (47)
    Transfers (to)/from the Guarantee Account    88,564     128,048            -           -         6,725       11,012    19,747
    Interfund transfers                          68,627     395,429            -           -       (34,434)      65,282    12,482
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                 1,018,782   2,007,948            -           -       169,373      314,314   196,003
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995        1,469,667   2,007,948            -           -       191,438      398,276   209,909

    Net premiums                                640,444   2,595,994            -           -             -         (252)        -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                     (19,704)    (23,500)           -           -        (1,089)      (8,981)   (1,419)
             Surrenders                         (67,829)    (72,281)           -           -        (2,814)      (3,959)   (6,733)
             Administrative expenses             (1,135)     (2,159)           -           -          (103)        (315)     (174)
    Transfers (to)/from the Guarantee Account   117,636     428,333            -           -             -          120         -
    Interfund transfers                         109,440     559,664            -           -       (44,480)    (127,260)  (46,447)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                   778,852   3,486,051            -           -       (48,486)    (140,647)  (54,773)
---------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996        2,248,519   5,493,999            -           -       142,952      257,629   155,136

    Net premiums                                317,380   2,003,590      452,458     553,737            25            -         -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                     (14,483)    (32,105)        (176)       (968)       (2,194)      (1,620)        -
             Surrenders                        (101,528)   (196,054)      (9,166)     (9,539)      (10,921)     (12,250)   (3,242)
             Loans                                    -           -            -           -             -            -         -
             Administrative expenses             (1,272)     (4,990)         (79)        (66)         (108)        (204)      (81)
    Transfers (to)/from the Guarantee Account   132,093   1,027,864      208,287     207,607          (601)      (6,721)        -
    Interfund transfers                          98,224     303,373      324,762     298,769      (129,153)    (236,834) (151,813)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                   430,414   3,101,678      976,086   1,049,540      (142,952)    (257,629) (155,136)
-----------------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997        2,678,933   8,595,677      976,086   1,049,540           -            -           -
-----------------------------------------------------------------------------------------------------------------------------------


(2)      Continued

                                                       Federated Investors Insurance
                                                                  Series
                                                     -----------------------------------
                                                       American        High
                                                        Leaders      Income
                                                      Portfolio       Bonds     Utility
Type II Units                                           Fund II     Fund II     Fund II
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1994                        -           -           -

    Net premiums                                              -     112,682     377,786
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                   -           -           -
             Surrenders                                       -        (398)     (2,336)
             Administrative expenses                          -           -         (32)
    Transfers (to)/from the Guarantee Account                 -       4,581      19,944
    Interfund transfers                                       -       6,287      68,114
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                                 -     123,152     463,476
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                        -     123,152     463,476

    Net premiums                                        208,871     343,618     543,077
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                   -      (1,859)     (3,067)
             Surrenders                                  (2,478)    (25,640)    (28,920)
             Administrative expenses                         (2)       (143)       (566)
    Transfers (to)/from the Guarantee Account            12,459      29,882      81,126
    Interfund transfers                                  46,982     340,979      75,307
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                           265,832     686,837     666,957
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1996                  265,832     809,989   1,130,433

    Net premiums                                        998,765     599,938     229,931
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              (7,020)     (7,987)     (3,557)
             Surrenders                                 (30,390)    (46,149)    (62,619)
             Loans                                            -           -           -
             Administrative expenses                       (399)       (579)       (981)
    Transfers (to)/from the Guarantee Account           355,249     292,000      95,492
    Interfund transfers                                 474,654     239,675     (62,998)
----------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                         1,790,859   1,076,898     195,268
----------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                2,056,691   1,886,887   1,325,701
----------------------------------------------------------------------------------------

(2)      Continued

                                                                                PBHG Insurance
                                                         Alger American          Series Fund          Janus Aspen Series
                                                      -------------------------------------------   ----------------------

                                                                            Large Cap               Aggressive
                                                      Small Cap      Growth    Growth  Growth II        Growth      Growth
Type II Units                                         Portfolio   Portfolio Portfolio  Portfolio     Portfolio   Portfolio
--------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994                        -           -         -          -       169,799     159,068

    Net premiums                                        291,288     228,664         -          -       781,202   1,408,112
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                   -           -         -          -             -      (2,390)
             Surrenders                                  (1,324)        (74)        -          -          (487)    (24,299)
             Administrative expenses                         (2)         (3)        -          -           (77)       (303)
    Transfers (to)/from the Guarantee Account            23,122      (9,752)        -          -        84,482     173,800
    Interfund transfers                                  88,174      93,176                            216,085     161,652
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                           401,258     312,011         -          -     1,081,205   1,716,572
--------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                  401,258     312,011         -          -     1,251,004   1,875,640

    Net premiums                                      2,385,857   1,979,744         -          -     1,109,539   1,939,884
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              (6,505)     (2,249)        -          -        (5,075)    (28,847)
             Surrenders                                 (49,583)    (21,913)        -          -       (20,314)   (111,109)
             Administrative expenses                       (658)       (517)        -          -          (141)     (2,321)
    Transfers (to)/from the Guarantee Account           364,980     234,626         -          -        99,771     288,072
    Interfund transfers                                 472,803     460,475         -          -       227,267     921,603
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                         3,166,894   2,650,166         -          -     1,411,047   3,007,282
--------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996                3,568,152   2,962,177         -          -     2,662,051   4,882,922

    Net premiums                                      1,139,813   1,030,593   108,061    306,146       608,750   1,633,216
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                             (25,827)    (23,277)      (63)         -       (22,328)    (36,365)
             Surrenders                                 (95,915)   (104,485)     (998)    (4,853)      (80,725)   (180,611)
             Loans                                            -           -         -          -             -           -
             Administrative expenses                     (3,710)     (2,759)      (28)       (35)       (1,935)     (4,325)
    Transfers (to)/from the Guarantee Account           865,037     527,894    51,297    100,624       253,985     867,094
    Interfund transfers                                 197,908      (9,957)  188,564    174,128        22,869     108,967
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                         2,077,306   1,418,009   346,833    576,010       780,616   2,387,976
--------------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                5,645,458   4,380,186   346,833    576,010     3,442,667   7,270,898
--------------------------------------------------------------------------------------------------------------------------


(2)      Continued


                                                                           Janus Aspen Series
                                                   ------------------------------------------------------------------

                                                                                Flexible  International     Capital
                                                       Worldwide    Balanced      Income      Growth      Appreciation
Type II Units                                          Portfolio   Portfolio   Portfolio   Portfolio      Portfolio
----------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1994                   117,700           -           -           -              -

    Net premiums                                         873,533      55,928      30,062           -              -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                                 (786)        (74)          -           -              -
             Surrenders                                  (10,106)       (831)        (36)          -              -
             Administrative expenses                        (144)        (10)          -           -              -
    Transfers (to)/from the Guarantee Account             88,410       6,328       1,290           -              -
    Interfund transfers                                  158,463      12,197       4,956           -
---------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                          1,109,370      73,538      36,272           -              -
---------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1995                 1,227,070      73,538      36,272           -              -

    Net premiums                                       2,853,570     547,525     240,317     388,753              -
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              (26,212)     (1,525)          -           -              -
             Surrenders                                  (94,535)    (10,808)     (1,714)     (2,959)             -
             Administrative expenses                      (2,275)       (267)        (63)        (11)             -
    Transfers (to)/from the Guarantee Account            475,568      75,940      21,420      47,466              -
    Interfund transfers                                  713,001     308,093      28,937     249,356              -
---------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                          3,919,117     918,958     288,897     682,605              -
---------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1996                 5,146,187     992,496     325,169     682,605              -

    Net premiums                                       3,372,062   1,117,148     284,347   1,872,823         55,458
    Transfers (to) from the
         general account of Life of Virginia:
             Death benefits                              (35,456)     (7,246)     (4,723)    (15,267)             -
             Surrenders                                 (228,974)    (78,945)    (17,933)    (60,571)        (1,630)
             Loans                                             -           -           -           -              -
             Administrative expenses                      (4,300)     (1,005)       (342)       (863)            (7)
    Transfers (to)/from the Guarantee Account          1,289,775     423,506     175,029     576,462         35,560
    Interfund transfers                                  572,391     358,481     107,542     446,411         74,169
---------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in units
    from capital transactions                          4,965,498   1,811,939     543,920   2,818,995        163,550
---------------------------------------------------------------------------------------------------------------------

Units outstanding at December 31, 1997                10,111,685   2,804,435     869,089   3,501,600        163,550
---------------------------------------------------------------------------------------------------------------------


  (2)   Continued

         Federal Income Taxes

         The Account is not taxed separately because the operations of the Account are part of the total operations of Life of Virginia. Life of Virginia is taxed as a life insurance company under the Internal Revenue Code (the Code). Life of Virginia is included in the General Electric Capital Assurance Company consolidated federal income tax return. The Account will not be taxed as a regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

         Use of Estimates

         Financial  statements  prepared in conformity  with generally  accepted
         accounting   principles   require  management  to  make  estimates  and
         assumptions that affect amounts and disclosures reported therein. Actual results could differ from those estimates.


   (3)   Related Party Transactions

         Net premiums transferred from Life of Virginia to the Account represent gross premiums recorded by Life of Virginia on its flexible premium variable deferred annuity products, less deductions retained as compensation for premium taxes. For policies issued on or after May 1, 1993, the deduction for premium taxes will be deferred until surrender. For Type I policies, during the first ten years following a premium payment, a charge of .20% of the premium payment is deducted monthly from the policy Account values to reimburse Life of Virginia for certain distribution expenses. In addition, a charge is imposed on full and certain partial surrenders that occur within six years of any premium payment (seven years for certain Type II policies) to cover certain expenses relating to the sale of a policy. Subject to certain limitations, the charge equals 6% (or less) of the premium surrendered, depending on the time between premium payment and surrender.

         Life of Virginia will deduct a charge of $30 per year and $25 plus .15% per year from the policy account values for certain administrative expenses incurred for policy Type I and Type II, respectively. For Type II policies, the $25 charge may be waived if the account value is greater than $75,000. In addition, Life of Virginia charges the Account 1.15% and 1.25% on policy Type I and Type II, respectively, for the mortality and expense risk

   (3)   Continued

         that Life of Virginia assumes. Administrative expenses as well as mortality and risk charges are deducted daily and reflect the effective annual rates.

         GE Investments Funds, Inc. (the Fund) is an open-end diversified management investment company.

         Capital Brokerage Corporation, an affiliate of Life of Virginia, is a Washington Corporation registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation also serves as principal underwriter for variable life insurance policies issued by Life of Virginia.

         GE Investment Management Incorporated (Investment Advisor), a wholly-owned subsidiary of GE, currently serves as investment advisor to GE Investments Funds, Inc. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the S&P 500 Index Fund, .10% for the Government Securities Fund, .50% for the Money Market and Total Return Funds, 1.00% for the International Equity Fund and .85% for the Real Estate Securities Fund. Prior to May 1, 1997, Aon Advisors, Inc. served as investment advisor to the Fund and was subject to the same compensation arrangement as GE Investment Management Incorporated.

         Certain officers and directors of Life of Virginia are also officers and directors of Capital Brokerage Corporation.

===============================================================================

THE LIFE INSURANCE COMPANY OF
VIRGINIA AND SUBSIDIARY

Consolidated Financial Statements

December 31, 1997, 1996, and 1995

(With Independent Auditors' Report Thereon)

Independent Auditors' Report


The Board of Directors
The Life Insurance Company of Virginia:


We have audited the accompanying consolidated balance sheets of The Life Insurance Company of Virginia (an indirect wholly-owned subsidiary of General Electric Capital Corporation) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1997 and the nine months ended December 31, 1996. We have also audited the preacquisition statements of income, stockholders' equity and cash flows for the three months ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of The Life Insurance Company of Virginia for the year ended December 31, 1995, were audited by other auditors whose report, dated February 8, 1996 on those consolidated financial statements included an explanatory paragraph that described the change in the Company's method of accounting for certain investments.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Life Insurance Company of Virginia and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1997, the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

KPMG Peat Marwick LLP

Richmond, Virginia
January 6, 1998

                        REPORT OF INDEPENDENT AUDITIORS

Board of Directors
The Life Insurance Company of Virginia

     We have audited the accompanying consolidated statements of income, stockholder's equity, and cash flows of The Life Insurance Company of Virginia and subsidiaries for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of The Life Insurance Company of Virginia and subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles.



                                    ERNST & YOUNG LLP

Richmond, Virginia
February 8, 1996

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 1997 and 1996
(in millions)

------------------------------------------------------------------------------------------------------------------

Assets                                                                                          1997           1996
------------------------------------------------------------------------------------------------------------------
Investments:
   Fixed maturities:
     Available for sale - at fair value (amortized cost:
         December 31, 1997 - $5,468.1; 1996 - $5,102.2)                                   $  5,622.6        5,142.7
   Equity securities - at fair value
     Common stocks (cost:  December 31, 1997 - $43.1; 1996 - $31.6)                             54.1           34.7
     Preferred stocks (cost:  December 31, 1997 - $87.6; 1996 - $123.5)                         97.6          130.8
   Mortgage loans on real estate (net of reserve for losses:
     December 31, 1997 - $17.2; 1996 - $20.8)                                                  496.2          585.4
   Real estate (net)                                                                            11.8           19.4
   Policy loans                                                                                188.4          179.5
   Short-term investments                                                                        -             42.4
------------------------------------------------------------------------------------------------------------------

Total investments                                                                            6,470.7        6,134.9
------------------------------------------------------------------------------------------------------------------

Cash                                                                                             0.2            6.4
Receivables:
   Premiums and other                                                                            6.6            7.9
   Reinsurance recoverable                                                                       8.7           13.1
   Accrued investment income                                                                   123.1          116.6
------------------------------------------------------------------------------------------------------------------

Total receivables                                                                              138.4          137.6

Deferred policy acquisition costs                                                              165.0           70.3

Goodwill (net of accumulated amortization:  December 31, 1997 - $11.3;
   1996 - $5.0)                                                                                117.1          125.4

Present value of future profits (net)                                                          332.6          419.2

Property and equipment at cost (net)                                                             3.2            1.7

Deferred income taxes                                                                           57.4           72.9

Other assets                                                                                    15.4           12.3

Assets held in separate accounts                                                             4,066.4        2,762.7
------------------------------------------------------------------------------------------------------------------

Total assets                                                                              $ 11,366.4        9,743.4
------------------------------------------------------------------------------------------------------------------


                                                                  (continued)

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

December 31, 1997 and 1996
(in millions, except share data)

------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity                                                          1997           1996
------------------------------------------------------------------------------------------------------------------
Policy liabilities:
   Future policy benefits                                                                 $    520.6          518.3
   Policy and contract claims                                                                   83.0           69.1
   Unearned and advance premiums                                                                 0.1            0.1
   Other policyholder funds                                                                  5,369.2        5,094.4
------------------------------------------------------------------------------------------------------------------

Total policy liabilities                                                                     5,972.9        5,681.9

General liabilities:
   Payable to affiliate, net                                                                     9.4            8.8
   Commissions and general expenses                                                             51.1           46.8
   Current income taxes                                                                         45.8           45.4
   Other liabilities                                                                            71.5          192.2
   Liabilities related to separate accounts                                                  4,066.4        2,762.7
------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                           10,217.1        8,737.8
------------------------------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities
------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Common stock - $1,000 par value:
     Authorized, issued and outstanding:  4,000 shares                                           4.0            4.0
   Additional paid-in capital                                                                  925.9          928.1
   Net unrealized investment gains                                                              74.3           19.4
   Retained earnings                                                                           145.1           54.1
------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                   1,149.3        1,005.6
------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                                $ 11,366.4        9,743.4
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

Consolidated Statements of Income

For the year ended December 31, 1997, the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the year ended December 31, 1995 (in millions)

----------------------------------------------------------------------------------------------------------------------
                                                                                                      Preacquisition
                                                                                      --------------------------------
                                                                           Nine months     Three months
                                                           Year ended            ended            ended    Year ended
                                                         December 31,     December 31,        March 31,  December 31,
                                                                 1997             1996             1996          1995
----------------------------------------------------------------------------------------------------------------------
Revenue
   Premiums and policy fees                         $          273.2            154.7             92.4            179.3
   Separate account fees                                        44.4             23.1              5.9             17.7
   Net investment income (note 2)                              472.5            334.4            112.0            402.1
   Realized investment gains (losses) (note 2)                  13.3              6.0              9.0            (76.5)
   Other income                                                  2.5              0.6              1.0              2.8
----------------------------------------------------------------------------------------------------------------------

Total revenue earned                                           805.9            518.8            220.3            525.4
----------------------------------------------------------------------------------------------------------------------

Benefits and Expenses
   Benefits to policyholders                                   509.8            326.4            166.0            372.9
   Commissions and general expenses                             82.5             53.2             28.8             43.7
   Amortization of intangibles                                  59.6             50.1              0.6              3.2
   Amortization of deferred policy acquisition
      costs                                                     10.8              3.2              6.0             39.3
----------------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                    662.7            432.9            201.4            459.1

Income Before Income Tax                                       143.2             85.9             18.9             66.3
   Provision for income tax (note 3)
      Current expense (benefit)                                 64.8             39.7             (3.8)            37.9
      Deferred expense (benefit)                               (12.6)            (7.9)            10.8            (10.8)
----------------------------------------------------------------------------------------------------------------------

                                                                52.2             31.8              7.0             27.1
----------------------------------------------------------------------------------------------------------------------

Net income                                          $           91.0             54.1             11.9             39.2
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

For the year ended December 31, 1997, the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the year ended December 31, 1995 (in millions)

------------------------------------------------------------------------------------------------------------------
                                                                                                   Preacquisition
                                                                                 ---------------------------------
                                                                      Nine months    Three months
                                                       Year ended           ended           ended      Year ended
                                                      December 31,   December 31,       March 31,    December 31,
                                                             1997            1996            1996            1995
------------------------------------------------------------------------------------------------------------------
Common stock
   $1,000 par value common stock, authorized,
     issued and outstanding 4,000 in 1997,
     1996 and 1995)
------------------------------------------------------------------------------------------------------------------

   Balance at beginning and end of period              $      4.0             4.0             4.0             4.0
------------------------------------------------------------------------------------------------------------------

Additional Paid-in Capital
   Balance at beginning of period                           928.1           818.4           749.1           704.1
     Adjustment to reflect purchase method (note 1)          (2.2)          109.7             -               -
     Capital contribution from parent (notes 4, 7)            -               -              69.3            45.0
------------------------------------------------------------------------------------------------------------------

Balance at end of period                                    925.9           928.1           818.4           749.1
------------------------------------------------------------------------------------------------------------------

Net Unrealized Investment Gains (Losses)
   Balance at beginning of period                            19.4            11.9           103.1           (97.5)
     Adjustment to reflect purchase method
        (note 1)                                              -             (11.9)            -               -
     Net unrealized investment gains (losses)                54.9            19.4           (91.2)          200.6
------------------------------------------------------------------------------------------------------------------

Balance at end of period                                     74.3            19.4            11.9           103.1
------------------------------------------------------------------------------------------------------------------

Net Foreign Exchange Gains (Losses)
   Balance at beginning of period                             -               -               -              (3.0)
     Net foreign exchange gains (losses)                      -               -               -               3.0
------------------------------------------------------------------------------------------------------------------

Balance at end of period                                      -               -               -               -
------------------------------------------------------------------------------------------------------------------

Retained Earnings (Deficit)
   Balance at beginning of period                            54.1           (22.4)          (34.3)          159.8
     Adjustment to reflect purchase method
        (note 1)                                              -              22.4             -               -
     Net income                                              91.0            54.1            11.9            39.2
     Dividends to stockholder                                 -               -               -             (40.0)
     Stock dividend to affiliate (note 7)                     -               -               -            (193.3)
------------------------------------------------------------------------------------------------------------------

Balance at end of period                                    145.1            54.1           (22.4)          (34.3)
------------------------------------------------------------------------------------------------------------------

Stockholders' equity at end of period                  $  1,149.3         1,005.6           811.9           821.9
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the year ended December 31, 1997, the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the year ended December 31, 1995 (in millions)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Preacquisition
                                                                                                     ----------------------------
                                                                                       Nine months   Three months
                                                                         Year ended          ended          ended     Year ended
                                                                       December 31,   December 31,      March 31,   December 31,
                                                                               1997           1996           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                            $    91.0           54.1           11.9           39.2
   Adjustments to reconcile net income to cash provided by
     (used in) operating activities:
       Change in policy liabilities                                          239.0           53.5          (32.8)         114.2
       Change in accrued investment income                                    (6.5)         (37.6)           4.1           (2.1)
       Deferred policy acquisition costs                                    (112.3)         (74.9)         (22.2)         (76.1)
       Amortization of deferred policy acquisition costs                      10.8            3.2            6.0           39.3
       Amortization of intangibles                                            59.6           50.1            0.6            3.2
       Other amortization and depreciation                                     8.0            7.3            1.4           (1.2)
       Premiums and operating receivables, commissions and general
         expenses, income taxes and other                                   (128.5)          77.8           22.9          (65.7)
       Realized investment (gains) losses                                    (13.3)          (6.0)          (9.0)          76.5
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) operating activities                              147.8          127.5          (17.1)         127.3
------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Sale (purchase) of short-term investments - net                            42.4           49.4          (10.1)         (18.8)
   Sale or maturity of investments
     Fixed maturities - held to maturity:
       Maturities                                                              -              -              -              3.9
       Calls and prepayments                                                   -              -              -             60.9
     Fixed maturities - available for sale
       Maturities                                                              -            201.5           46.1           35.0
       Calls and prepayments                                                   -            353.5          101.0           58.6
       Sales                                                                 739.1          452.0          115.8        1,700.3
     All other investments                                                   145.1          177.3           44.9          124.6
   Purchase of investments:
     Fixed maturities - available for sale                                (1,104.1)      (1,279.5)        (144.1)      (1,950.7)
     All other investments                                                   (30.8)         (39.5)         (65.5)        (183.5)
   Purchase of property and equipment                                         (2.4)           -             (0.2)          (0.8)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities                             (210.7)         (85.3)          87.9         (170.5)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Capital contribution                                                        -              -              2.8            -
   Cash dividends to stockholder                                               -              -            (40.0)          (6.0)
   Change in cash overdrafts                                                   4.7          (12.7)          28.8            -
   Interest sensitive life, annuity and investment contract deposits       1,894.2        1,275.4          301.9        1,059.5
   Interest sensitive life, annuity and investment contract withdrawals   (1,842.2)      (1,305.6)        (358.8)      (1,031.7)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                               56.7          (42.9)         (65.3)          21.8
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                   (6.2)          (0.7)           5.5          (21.4)
Cash at beginning of period                                                    6.4            7.1            1.6           23.0
------------------------------------------------------------------------------------------------------------------------------

Cash at end of period                                                    $     0.2            6.4            7.1            1.6
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA & SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 1997

===============================================================================

   (1)   Summary of Significant Accounting Principles and Practices

         Basis of Presentation

         The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) and include the accounts of The Life Insurance Company of Virginia ("Life of Virginia" or "Company") and its subsidiary, Assigned Settlements Inc. All material intercompany accounts and transactions have been eliminated.

         Prior to April 1, 1996, Combined Insurance Company of America ("CICA") owned 100% or 4,000 shares of Life of Virginia. CICA is a wholly-owned subsidiary of AON Corporation (AON). On April 1, 1996, CICA sold 100% of the issued and outstanding shares of Life of Virginia to General Electric Capital Corporation ("GE Capital"). Immediately thereafter, 80% was contributed to General Electric Capital Assurance Company (the "Parent"). On December 31, 1996, the remaining 20% was contributed to General Electric Financial Assurance Holdings, Inc. ("GEFAH").

         Life of Virginia primarily sells variable annuities and universal life insurance to customers throughout most of the United States. Life of Virginia distributes variable annuities primarily through stockbrokers and universal life insurance primarily through career agents and independent brokers. Life of Virginia is also engaged in the sale of traditional individual and group life products and guaranteed investment contracts. Approximately 23%, 34% and 43% of premium and annuity consideration collected, in 1997, 1996, and 1995, respectively, came from customers residing in the South Atlantic region of the United States.

         Although the Company markets its products through numerous distributors, approximately 22%, 21% and 14% of the Company's sales in 1997, 1996 and 1995, respectively, have been through two specific national stockbrokers. Loss of all or a substantial portion of the business provided by these stockbrokers could have a material adverse effect on the business and operations of the Company. The Company does not believe, however, that the loss of such business would have a long-term adverse effect because of the Company's competitive position in the marketplace and the availability of business from other distributors.

THE LIFE INSURANCE COMPANY OF VIRGINIA & SUBSIDIARY

Notes to Consolidated Financial Statements



===============================================================================


   (1)   Continued

         Estimates

         Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that could affect amounts and disclosures reported therein. Actual results could differ from those estimates. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred acquisition costs, PVFP, future life policy benefits, provisions for real estate-related losses and related reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

         Certain 1996 and 1995 amounts have been reclassified to conform to 1997 presentation.

         Purchase Accounting Method

         Upon acquisition of Life of Virginia by GE Capital, Life of Virginia restated its financial statements in accordance with the purchase method of accounting. The net purchase price for Life of Virginia and its subsidiary of $929.9 million was allocated according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing.

         In addition to revaluing all material tangible assets and liabilities to their respective estimated fair values as of the closing date of the sale, Life of Virginia also recorded in its consolidated financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in stockholders' equity of $118 million (net of purchase accounting adjustments of $2.2 million in 1997), reflecting the application of the purchase method of accounting. The Company's consolidated financial statements subsequent to April 1, 1996 reflect this new basis of accounting.

   (1)   Continued

         All amounts for periods ended before April 1, 1996 are labeled "Preacquisition" and are based on the preacquisition historical costs in accordance with generally accepted accounting principles. The periods ending after such date are based on fair values at April 1, 1996 (which becomes the new cost basis) and subsequent costs in accordance with the purchase method of accounting.


         Present Value of Future Profits

         As of April 1, 1996, Life of Virginia established an intangible asset which represents the present value of future profits ("PVFP"). PVFP reflects the estimated fair value of the Company's life insurance business in-force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies discounted at an appropriate rate.

         PVFP is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied since inception. The amortization period is the remaining life of the policies, which range from 10 to 30 years from the date of original policy issue. Based on current assumptions, net amortization of the PVFP asset, expressed as a percentage, is projected to be 12.4%, 11.6%, 10.8%, 9.5% and 8.1% for the years ended December 31, 1998 through 2002, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

         Prior to April 1, 1996, Life of Virginia's PVFP was calculated in a similar manner as the PVFP discussed above and related to policies in-force on April 30, 1986, the date the Company was acquired by Aon. Under purchase accounting this PVFP was removed.

   (1)   Continued

         The projected ending balance of PVFP will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities classified as available for sale in the investment portfolios. Such adjustments are not recorded in the Company's net income but rather as a credit or charge to stockholders' equity, net of applicable income tax. The components of PVFP are as follows:


                                                                                               Preacquisition
                                                                                 ------------------------------
                                                                  Nine months       Three months
                                                  Year ended            ended            ended     Year ended,
                                                December 31,     December 31,        March 31,    December 31,
(millions)                                              1997             1996             1996            1995
---------------------------------------------------------------------------------------------------------------

PVFP - beginning of period                 $             419.2              -               32.6            48.6
Adjustment related to the purchase
   method of accounting                                    -              484.0              -               -
Interest accreted at 6.75% for 1997
   and 6.25% for 1996                                     28.4             22.4              0.5             2.1
Gross amortization, excluding interest                   (81.6)           (67.5)            (1.1)           (5.3)
Dividend of Globe Life Insurance
   Company (note 7)                                        -                -                -             (12.8)
Effect of net unrealized
   investment (gains) losses                             (33.4)           (19.7)             -               -
---------------------------------------------------------------------------------------------------------------

PVFP - end of period                       $             332.6            419.2             32.0            32.6
---------------------------------------------------------------------------------------------------------------


         Goodwill

         Under the purchase method of accounting, Goodwill is the excess of the purchase price over the fair value of assets and liabilities acquired and PVFP. The Company has elected to amortize goodwill on the straight line basis over a 20 year period.

         The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determined that goodwill was not recoverable it would amortize such amounts as additional goodwill expense in the accompanying consolidated financial statements. As of December 31, 1997, the Company believes that no such adjustment is necessary.

   (1)   Continued

         Deferred Tax Assets and Liabilities

         Pursuant to the acquisition on April 1, 1996, GE Capital, and Aon Corporation, the Company's previous ultimate parent, agreed to file an election to treat the acquisition of Life of Virginia as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax basis of intangibles for the value of the business acquired that is amortizable for tax purposes over 10-15 years.

         Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

         Recognition of Premium Revenue and Related Expenses

         For universal life-type and investment products, generally there is no requirement for the payment of a premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life-type policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life-type policies and investment products consists of charges for the cost of insurance, policy administration, and surrenders assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

         In general, for accident and health products, premiums collected are reported as earned proportionately over the period covered by the policies. For all other life products, premiums are recognized as revenue when due. Benefits and related expenses associated with the premium revenues are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs.

   (1)   Continued

         Reinsurance

         Reinsurance premiums, commissions, and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. All reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

         Investments

         Fixed maturities are classified as available for sale and carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in mortgage-backed securities. Investment income on mortgage-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

         Short-term investments are carried at amortized cost which approximates fair value. Equity securities are valued at fair value. Mortgage loans are carried at their unpaid principal balance, net of allowances for estimated uncollectible amounts. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance. Other long-term investments are carried generally at cost.

         Changes in the market values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits and deferred federal income taxes are reflected as unrealized investment gains or losses in a separate component of stockholders' interest and accordingly, have no effect on net income.

   (1)   Continued

         Investments that have declines in fair value below cost, that are judged to be other than temporary, are written down to estimated fair value and reported as realized investment losses. Additionally, reserves for mortgage loans and certain other long-term investments are established based on an evaluation of the respective investment portfolio, past credit loss experience, and current economic conditions. Writedowns and the change in reserves are included in realized investment gains and losses in the consolidated statements of income. In general, the Company ceases to accrue investment income when interest or dividend payments are in arrears.

         Impaired loans are loans for which it is probable that the Company will be unable to collect all amounts due according to terms of the original contractual terms of the loan agreement. This definition includes, among other things, leases, or larger groups of small-homogenous loans, and therefore applies principally to the Company's commercial loans. Life of Virginia measures impaired loans at the present value of the loans discounted cash flow using the effective interest rate of the original loan as the discount rate.

         Deferred Policy Acquisition Costs

         Costs of acquiring new business, principally commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred. For non-universal life-type products, amortization of deferred policy acquisition costs is related to and based on the present value of expected premium revenues on the policies. Periodically amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits.

         Deferred policy acquisition costs related to universal life-type policies and investment products are amortized in relation to the present value of expected gross profits on the policies. Such amortization is adjusted periodically to reflect differences in actual and assumed gross profits.

   (1)   Continued

         To the extent that unrealized gains or losses on available for sale securities would result in an adjustment to deferred policy acquisition costs amortization, had those gains or losses actually been realized, the related deferred policy acquisition cost adjustments are recorded along with the unrealized gains or losses included in stockholders' equity with no effect on net income.

         The components of deferred policy acquisition costs are as follows:


                                                                                            Preacquisition
                                                                                   -------------------------
                                                                   Nine months   Three months
                                                   Year ended            ended          ended    Year ended
                                                 December 31,     December 31,      March 31,   December 31,
(millions)                                               1997             1996           1996           1995
------------------------------------------------------------------------------------------------------------

Deferred policy acquisition costs -                 $    70.3             -            363.9          388.1
   beginning of period
Commissions and expenses deferred                       112.3            74.9           22.2           76.1
Amortization                                            (10.8)           (3.2)          (6.0)         (39.3)
Dividend of Globe Life Insurance
   Company (note 7)                                       -               -              -            (22.8)
Effect of net unrealized investment
   (gains) losses                                        (6.8)           (1.4)          17.9          (38.2)
------------------------------------------------------------------------------------------------------------

Deferred policy acquisition costs - end of period   $   165.0            70.3          398.0          363.9
------------------------------------------------------------------------------------------------------------



         Property and Equipment

         Property and equipment are generally depreciated using the straight-line method over their estimated useful lives. As a result of purchase accounting, fully depreciated property and equipment were removed.

         Fair Value of Financial Instruments

         The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and short-term investments approximate their fair values. Fair values for fixed

   (1)   Continued

         maturity securities and equity securities are based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services or in the case of private placements, are estimated by discounted expected future cash flows using a current market rate applicable to the yield credit quality, call features and maturity of the investments, as applicable. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair values of derivatives are based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

         Fair values for liabilities for investment-type contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

         Separate Account Business

         The assets and liabilities of the separate accounts represent designated funds of group pension, variable life and annuity policyholders and are not guaranteed or supported by other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. The assets are carried at fair value and are offset by liabilities that represent such policyholders' equity in those assets. The net investment income generated from these assets is not included in the consolidated statements of income.

         The Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in the new portfolios. As of December 31, 1997, approximately $44.6 million of the Company's common stock investment related to its capital investments in the separate accounts.

         Future Policy Benefit Liabilities and Unearned Premiums and Policy and Contract Claims

         Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and

   (1)   Continued

         withdrawal rates that were determined at the date of issue or acquisition of Life of Virginia by the Parent, and provide for possible adverse deviations. Interest assumptions are graded and range from 7.4% to 6.5%.

         Withdrawal assumptions are based principally on experience and vary by plan, year of issue, and duration.

         Policyholder liabilities on universal life-type and investment products are generally based on policy account values. Interest crediting rates for these products range from 8.6% to 4.5%.

         Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of credit life and credit accident and health, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

         Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

         Foreign Currency Translation

         Foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Unrealized foreign exchange gains or losses on translation are generally reported in stockholders' equity. No tax effect was taken into consideration for unrealized losses.


   (2)   Invested Assets and Related Income

         Under purchase accounting, the fair value of Life of Virginia's fixed maturity investments as of April 1, 1996, became Life of Virginia's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments.

   (2)   Continued

         The Company's investments in debt and equity securities are considered available for sale and are carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of stockholders' equity. The carrying value and amortized cost of investments at December 31, 1997 and 1996 were as follows:


                                                                                          December 31, 1997
                                                               -------------------------------------------------

                                                                                Gross        Gross
                                                                  Amortized   Unrealized  Unrealized       Fair
(millions)                                                           Cost       Gains       Losses        Value
----------------------------------------------------------------------------------------------------------------

Available for sale:
     U.S. government and agencies                            $         44.3         1.3          -           45.6
     States and political subdivisions                                  1.8         0.3          -            2.1
     Foreign governments                                              200.1         6.5         (0.3)       206.3
     Corporate securities                                           3,362.1       120.6         (8.1)     3,474.6
     Mortgage-backed securities                                     1,859.8        39.6         (5.4)     1,894.0
----------------------------------------------------------------------------------------------------------------

Total fixed maturities                                              5,468.1       168.3        (13.8)     5,622.6

Total equity securities                                               130.7        21.5         (0.5)       151.7
----------------------------------------------------------------------------------------------------------------

Total available for sale                                     $      5,598.8       189.8        (14.3)     5,774.3
----------------------------------------------------------------------------------------------------------------


                                                                                          December 31, 1996
                                                               --------------------------------------------------

                                                                                Gross        Gross
                                                                  Amortized   Unrealized  Unrealized         Fair
(millions)                                                           Cost       Gains       Losses          Value
------------------------------------------------------------------------------------------------------------------
Available for sale:
     U.S. government and agencies                            $         65.5         2.1          -           67.6
     States and political subdivisions                                  2.1         -            -            2.1
     Foreign governments                                              178.2         5.6          -          183.8
     Corporate securities                                           3,092.1        29.0        (19.6)     3,101.5
     Mortgage-backed securities                                     1,764.3        29.7         (6.3)     1,787.7
-----------------------------------------------------------------------------------------------------------------

Total fixed maturities                                              5,102.2        66.4        (25.9)     5,142.7

Total equity securities                                               155.1        11.2         (0.8)       165.5
-----------------------------------------------------------------------------------------------------------------

Total available for sale                                     $      5,257.3        77.6        (26.7)     5,308.2
-----------------------------------------------------------------------------------------------------------------

   (2)   Continued

         The scheduled maturity distribution of the fixed maturity portfolio at December 31 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                                               1997
                                                                               ---------------------------
                                                                                    Amortized         Fair
(millions)                                                                               Cost        Value
----------------------------------------------------------------------------------------------------------

Due in one year or less                                                      $         105.8         106.7
Due after one year through five years                                                1,196.8       1,224.3
Due after five years through ten years                                               1,654.9       1,705.3
Due after ten years                                                                    650.8         692.3
-----------------------------------------------------------------------------------------------------------

Subtotals                                                                            3,608.3       3,728.6

Mortgage-backed securities                                                           1,859.8       1,894.0
-----------------------------------------------------------------------------------------------------------

Totals                                                                       $       5,468.1       5,622.6
-----------------------------------------------------------------------------------------------------------



         As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $4.7 million and $4.5 million at December 31, 1997 and 1996, respectively.

         At December 31, 1997, approximately 24.8% and 15.9% of the Company's investment portfolio is comprised of securities issued by the manufacturing and financial industries, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. No other industry group comprises more than 10% of the Company's investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

         At December 31, 1997, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholders interest.

   (2)   Continued

         The credit quality of the fixed maturity portfolio at December 31, follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody's.



                                                             1997                         1996
                                                  -------------------------     -------------------------
                                                      Fair                         Fair
                                                     value      Percent           value       Percent
------------------------------------------------------------------------------------------------------

Agencies and treasuries                        $      308            5.5%   $      317          6.2%
AAA/Aaa                                             1,465           26.0         1,437         27.9
AA/Aa                                                 320            5.7           247          4.8
A/A                                                 1,101           19.6           988         19.2
BBB/Baa                                             1,862           33.1         1,864         36.3
BB/Ba                                                 307            5.5           207          4.0
B/B                                                    77            1.4            13          0.3
Not rated                                             182            3.2            69          1.3
-----------------------------------------------------------------------------------------------------

Totals                                         $    5,622          100.0%   $  5,142.         100.0%
-----------------------------------------------------------------------------------------------------



         Bonds with earnings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated." This has neither positive nor negative implications regarding the value of the security.

   (2)   Continued

         The Company had $6.4 million and $12.6 million of non-income producing investments on December 31, 1997 and December 31, 1996, respectively.

         "Impaired" loans are defined under generally accepted accounting principles as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans, and therefore applies principally to the Company's commercial loans.

         Under these principles, the Company has two types of "impaired" loans as of December 31, 1997 and 1996: loans requiring allowances for losses and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral at income recognition ($23.0 million and $-, respectively). There was no allowance for losses on these loans as of December 31, 1997 and 1996. Average investment in impaired loans during 1997 was $23.0 million and interest income earned on these loans while they were considered impaired was $2.0 million. There were no impaired loans nor related interest income earned on such loans in 1996.

         The Company's mortgage and real estate portfolio is distributed by geographic location and type. However, the Company has concentration exposures in certain regions and in certain types as shown in the following two tables.

         Geographic distribution as of December 31, 1997:



                                                                                    Mortgage    Real estate
-----------------------------------------------------------------------------------------------------------

South Atlantic                                                                          47.0%         60.3%
East North Central                                                                      14.8           2.3
Mountain                                                                                14.1           -
West South Central                                                                      12.0          37.4
Pacific                                                                                  6.6           -
Middle Atlantic                                                                          3.9           -
East South Central                                                                       1.6           -
------------------------------------------------------------------------------------------------------------

Total                                                                                  100.0%         100.0%
------------------------------------------------------------------------------------------------------------

(2)      Continued

         Type distribution as of December 31, 1997:



                                                                                Mortgage     Real estate
--------------------------------------------------------------------------------------------------------

Office building                                                                   19.8%            51.1%
Retail                                                                            23.7             21.3
Industrial                                                                        21.2               -
Apartments                                                                        21.8             25.3
Other                                                                             13.5              2.3
--------------------------------------------------------------------------------------------------------

Total                                                                            100.0%           100.0%
--------------------------------------------------------------------------------------------------------





         Net unrealized gains and losses on investment securities classified as available-for-sale are reduced by deferred income taxes and adjustments to the present value of future profits and deferred policy acquisition costs that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of stockholders' equity are summarized as follows:



                                                                                               Preacquisition
                                                                               -------------------------------------
                                                                     Nine months        Three months
                                                      Year ended        ended              ended        Year ended
                                                     December 31,    December 31,          March 31,    December 31,
(millions)                                               1997             1996               1996           1995
--------------------------------------------------------------------------------------------------------------------

Net unrealized gains on available-for-sale investment securities before adjustments:
      Fixed maturities                     $           154.5             40.5                2.8          143.8
      Equity securities                                 21.0             10.4                5.8           23.2
--------------------------------------------------------------------------------------------------------------------

Subtotal                                               175.5             50.9                8.6          167.0

Adjustments to the present value
   of future profits and deferred policy
   acquisition costs                                   (61.2)           (21.1)               9.9           (8.0)

Deferred income taxes                                  (40.0)           (10.4)              (6.6)         (55.9)
--------------------------------------------------------------------------------------------------------------------

Net unrealized gains on
   available-for-sale investment
   securities                                           74.3             19.4               11.9          103.1
--------------------------------------------------------------------------------------------------------------------

(2)      Continued

         The source of investment income of the Company is as follows:

                                                                                           Preacquisition
                                                                            ----------------------------------
                                                                Nine months     Three months
                                                  Year ended          ended            ended     Year ended
                                                 December 31,   December 31,        March 31,   December 31,
(millions)                                              1997           1996             1996           1995
--------------------------------------------------------------------------------------------------------------

Fixed maturities                           $           398.5          274.4             93.1          332.8
Equity securities                                        7.3            8.7              4.2           10.8
Mortgage loans on real estate                           48.3           41.3             13.5           49.8
Short-term investments                                   1.0            2.5              0.5            3.5
Other investments                                       22.3           12.9              3.0           13.2
--------------------------------------------------------------------------------------------------------------

Gross investment income                                477.4          339.8            114.3          410.1
Investment expenses                                     (4.9)          (5.4)            (2.3)          (8.0)
--------------------------------------------------------------------------------------------------------------

Net investment income                      $           472.5          334.4            112.0          402.1
--------------------------------------------------------------------------------------------------------------



         Gross realized investment gains and losses resulting from the sales of investment securities were as follows:



                                                                                     Preacquisition
                                                                     ---------------------------------
                                                      Nine months     Three months
                                       Year ended           ended            ended       Year ended
                                      December 31,    December 31,        March 31,     December 31,
(millions)                                   1997            1996             1996             1995
------------------------------------------------------------------------------------------------------

Fixed maturities available for sale:
   Gross gains                         $      8.3             0.6              0.5             12.9
   Gross losses                               -              (0.7)            (1.4)           (90.2)
Fixed maturities held to maturity:
   Gross gains                                -               -                -                1.1
   Gross losses                               -               -                -              (13.8)
Equity securities                             3.4             6.0             10.3              5.6
Mortgage loans on real estate                (0.8)            -               (0.4)             2.3
Other                                         2.4             0.1              -                5.6
---------------------------------------------------------------------------------------------------

Total before tax                             13.3             6.0              9.0            (76.5)
Less applicable tax                          (4.7)           (2.3)            (1.9)            26.8
----------------------------------------------------------------------------------------------------

Total                                  $      8.6             3.7              7.1            (49.7)
----------------------------------------------------------------------------------------------------

(2)      Continued

         The changes in net unrealized gains (losses) on fixed maturities and equity security investments are as follows:



                                                                                           Preacquisition
                                                                           -----------------------------------
                                                              Nine months    Three months
                                              Year ended            ended           ended       Year ended
                                             December 31,     December 31,       March 31,     December 31,
(millions)                                          1997             1996            1996             1995
--------------------------------------------------------------------------------------------------------------

Fixed maturities:
   Available for sale                         $    114.0             40.5          (141.0)           298.7
   Held to maturity                                  -                -               -              233.7
Equity securities                                   10.6             10.4           (17.4)            26.1
--------------------------------------------------------------------------------------------------------------

Net unrealized investment gains (losses)      $    124.6             50.9          (158.4)           558.5
--------------------------------------------------------------------------------------------------------------



 (3)     Income Tax

         Beginning April 1, 1996, Life of Virginia and its subsidiary have been included in the life insurance company consolidated federal income tax return of GE Capital Assurance and are also subject to a separate tax-sharing agreement, as approved by state insurance regulators, the provisions of which are substantially the same as the tax-sharing agreement with GE Capital. Prior to April 1, 1996, Life of Virginia was included in the consolidated federal income tax return of Aon and its principal domestic subsidiaries and in accordance with intercompany policy, provided taxes on income based on a separate company basis. Amounts payable or recoverable related to periods before April 1, 1996, are subject to an indemnification agreement with Aon. As such the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

(3)      Continued

         Income taxes are recorded in the statements of income and directly in stockholders' equity accounts. Income taxes for the years ending December 31 was allocated as follows:




                                                                                     Preacquisition
                                                                      -----------------------------------
                                                        Nine months     Three months
                                        Year ended            ended            ended      Year ended
                                       December 31,     December 31,        March 31,    December 31,
(millions)                                    1997             1996             1996            1995
---------------------------------------------------------------------------------------------------------

Statement of income:
   Operating income (excluding
      realized investment gains
      and losses)                         $   47.5             29.5              5.1            53.9
   Realized investment gains/losses            4.7              2.3              1.9           (26.8)
--------------------------------------------------------------------------------------------------------

   Income tax expense included
      in the statement of income              52.2             31.8              7.0            27.1
Stockholders' equity:
   Unrealized gains/(losses) on
      securities available for sale           29.6             10.4            (49.3)           86.0
--------------------------------------------------------------------------------------------------------

Total                                     $   81.8             42.2            (42.3)          113.1
--------------------------------------------------------------------------------------------------------



         The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before income tax expense. A reconciliation of the income tax provisions based on the statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                                                                                                   Preacquisition
                                                                                     ------------------------------------------
                                                                    Nine months          Three months
                                              Year ended               ended                ended              Year ended
                                             December 31,          December 31,          December 31,         December 31,
                                                 1997                  1996                  1996                 1995
                                         --------------------- --------------------- -------------------- ---------------------
Statutory tax rate .....................  $  50.1       35.0%   $  30.1       35.0%   $  6.6       35.0%   $  23.2       35.0%
Tax-exempt investment income
 deductions ............................    ( 0.9)      (0.7)     ( 1.0)      (1.2)       --       (0.1)     ( 0.1)      (0.1)
Adjustment of prior year taxes .........       --         --         --         --        --         --        3.5        5.3
Other-net ..............................      3.0        2.2        2.7        3.2       0.4        2.1        0.5        0.7
                                          -------       ----    -------       ----    ------       ----    -------       ----
Effective tax rate .....................  $  52.2       36.5%   $  31.8       37.0%   $  7.0       37.0%   $  27.1       40.9%
                                          =======       ====    =======       ====    ======       ====    =======       ====

     Significant compnents of Life of Virginia's deffered tax liabilities and assets are as follows (in millions):



                                              December 31,     December 31,
                                                  1997             1996
                                             --------------   -------------
Deferred tax liabilities:
 Present value of future profits .........       $ 79.1             89.9
 Unrealized investment gains .............         40.0             10.4
 Other ...................................          2.7              6.5
                                                 ------            -----
Total deferred tax liabilities ...........        121.8            106.7
                                                 ------            -----
Deferred tax assets:
 Insurance reserve amounts ...............        142.9            120.4
 Policy acquisition costs ................         11.8             34.3
 Guaranty fund amounts ...................          9.4             10.8
 Other ...................................         15.1             14.1
                                                 ------            -----
Total deferred tax assets ................        179.2            179.6
                                                 ------            -----
Net deferred tax assets ..................       $ 57.4             72.9
                                                 ======            =====

     Deferred taxes are allocated to individual subsidiaries by applying the asset and liability method of accounting for deferred income taxes. Intercompany balances are settled annually.

(3)      Continued

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based on the expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly, no valuation allowance is established.

         The amount of income taxes paid (refunded) for the year ended December 31, 1997, the nine months ended December 31, 1996, three months ended March 31, 1996, and the year ended December 31, 1995 was $64.4 million, $38.6 million, $(2.4) million and $44.9 million, respectively.


   (4)   Reinsurance and Claim Reserves

         Life of Virginia is involved in both the cession and assumption of reinsurance with other companies. Life of Virginia's reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and the Company remains liable to the extent that the reinsuring companies are unable to meet their obligations.

         A summary of reinsurance activity is as follows:



                                                                                       Preacquisition
                                                                       ---------------------------------
                                                         Nine months     Three months
                                         Year ended            ended            ended        Year ended
                                       December 31,     December 31,        March 31,      December 31,
                                               1997             1996             1996              1995
                                     ---------------  ---------------  ---------------   ---------------
                                             Earned           Earned           Earned            Earned
                                     ---------------  ---------------  ---------------   ---------------
Direct                              $         337.3            210.5             77.2             261.5
Assumed                                        20.7              6.6             35.0               4.3
Ceded                                          84.8             62.4             19.8              86.5
-------------------------------------------------------------------------------------------------------

Net premiums                                  273.2            154.7             92.4             179.3
-------------------------------------------------------------------------------------------------------

   (4)   Continued

         Due to the nature of the Company's reinsurance contracts, premiums earned approximate premiums written.

         A significant portion of Life of Virginia's ceded premiums relates to group life and health premiums. Life of Virginia is the primary carrier for the State of Virginia employees group life and health plan. By statute, Life of Virginia must reinsure these risks with other Virginia domiciled companies who wish to participate.

         Incurred losses and loss adjustment expenses are net of reinsurance of $72.7 million, $60.5 million, $17.2 million and $63.1 million for the year ended December 31, 1997, the nine months ended December 31, 1996, three months ended March 31, 1996 and the year ended December 31, 1995, respectively.

         In December 1994, Life of Virginia ceded to CICA $406.6 million of its guaranteed investment contract liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $278.1 million and a cost of $287.2 million and preferred stock with a fair value of $110.5 million and a cost of $119.7 million.

         In January 1995, Life of Virginia ceded to CICA $600 million of its single premium deferred annuity liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $436.1 million and book value of $501.4 million and held to maturity fixed maturities with a fair value of $81.4 million and a book value of $95.1 million. In addition, $5.5 million of accrued income related to the assets above was transferred to CICA. This transaction resulted in a deferred reinsurance gain of $77.0 million, $24 million of which was recognized in 1995. Additionally, Life of Virginia recognized a $79.0 million realized investment loss.

(4)      Continued

         In connection with the sale of the Company, the following transactions occurred effective January 1, 1996: single premium deferred annuity liabilities reinsured with CICA in 1995 were recaptured, guaranteed investment contract liabilities reinsured with CICA in 1994 were recaptured, other lines of CICA insurance business inforce were assumed, and other related liabilities of CICA were assumed. In conjunction with the recapture and assumption, CICA transferred to Life of Virginia assets with a fair value totaling $842.6 million. For the three months ended March 31, 1996, premiums of $33.9 million, benefits of $46.7 million, commission expense of $10.2 million and a capital contribution of $69.3 million as a result of various reinsurance transactions. The $53 million deferred reinsurance gain remaining at December 31, 1995 from the January 1995 single premium deferred annuity cession to CICA was recognized as a capital contribution. The tables below summarize the assets and liabilities transferred from CICA to the Company.



       Millions                                                    Fair Value
-----------------------------------------------------------------------------
Assets transferred:
     Fixed maturity                                              $     727.4
     Preferred stock                                                    88.2
     Policy loans                                                       14.2
     Accrued investment income                                          10.0
     Cash                                                                2.8
-----------------------------------------------------------------------------

Total                                                                  842.6
-----------------------------------------------------------------------------

Liabilities recaptured and assumed:
     Single premium deferred annuity                                   410.5
     Guaranteed investment contracts                                   212.6
     Universal life contracts                                          156.6
     Individual traditional contracts                                   33.2
     Other lines of business inforce                                    19.9
     Other liabilities                                                  16.5
-----------------------------------------------------------------------------

Total                                                            $     849.3
-----------------------------------------------------------------------------

   (5)   Employee Benefits

         Savings Plan

         Beginning April 1, 1996, Life of Virginia's salaried and commissioned employees participated in a General Electric contributory savings plan. Provisions made for the savings plan were $.9 million and $.6 million for the year ended December 31, 1997 and the nine months ended December 31, 1996.

         Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's contributory savings plan for the benefit of salaried and commissioned employees. Provisions made for the savings plan were $.3 million and $.8 million for the three months ended March 31, 1996, and the year ended December 31, 1995, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

         Employee Stock Ownership Plan

         Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's leveraged ESOP for the benefit of salaried and certain commissioned employees. Contributions to the ESOP for the three months ended March 31, 1996 and the year ended December 31, 1995 charged to Life of Virginia's operations amounted to $.1 million and $.5 million, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

         Pension Plan

         Beginning April 1, 1996, Life of Virginia's salaried and commissioned employees participated in a General Electric contributory defined benefit pension plan. Generally, benefits are based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. General Electric's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as determined appropriate. The components of net periodic pension cost and benefit obligations of the General Electric defined benefit plan are not separately available for Life of Virginia. In connection with Life of Virginia's participation in the General Electric contributory defined benefit pension plan a $.6 million and $.4 million expense were incurred for the year ended December 31, 1997 and the nine months ended December 31, 1996.

   (5)   Continued

         Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's non-contributory defined benefit pension plan providing retirement benefits for salaried employees and certain commissioned employees based on years of service and salary. Aon's funding policy was to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Aon determined to be appropriate from time to time. The components of net periodic pension cost and benefit obligations of the Aon defined benefit plan were not separately available for Life of Virginia. In connection with Life of Virginia's participation in the Aon defined benefit plan, the Company had net pension credits of $1.2 million and $3.8 million in the three months ended March 31, 1996 and the year ended December 31, 1995. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

         Postretirement Benefits Other Than Pensions

         Beginning April 1, 1996, Life of Virginia's salaried and commissioned employees participated in a General Electric retiree health and life insurance benefit plan. The plans principally provides health and life insurance benefits to employees who retire under the General Electric pension plan with 10 or more years of service. Retirees share in the cost of their health care benefits. The funding policy for retiree health benefits is generally to pay covered expenses as they are incurred. Expenses incurred by Life of Virginia for the year ended December 31, 1997 and the nine months ended December 31, 1996 for the retiree health and life insurance benefit plan were $1.9 million and $1.3 million, respectively.

         Prior to the acquisition on April 1, 1996, Aon sponsored two defined benefit postretirement health and welfare plans in which Life of Virginia participated that cover both salaried and nonsalaried employees. One plan provided medical benefits, prior to and subsequent to Medicare eligibility, and the other provided life insurance benefits. The postretirement health care plan was contributory, with retiree contributions adjusted annually; the life insurance plan was noncontributory. Both plans were funded on a pay-as-you-go basis. These plans terminated upon the acquisition of Life of Virginia by GE Capital.

(6)      Lease Commitments

         Life of Virginia has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 are as follows:



(millions)                                       Minimum lease payments
------------------------------------------------------------------------
1998                                                           $    1.1
1999                                                                0.8
2000                                                                0.5
2001                                                                0.3
2002                                                                -
Later years                                                         -
------------------------------------------------------------------------

Total minimum payments required                                $    2.7
------------------------------------------------------------------------




         Rental expense for all operating leases for the year ended December 31, 1997, for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the year ended December 31, 1995 amounted to $1.3 million, $2.5 million, $.8 million and $3.6 million, respectively.


   (7)   Related Party Transactions

         Life of Virginia pays investment advisory fees and other fees to affiliates. Amounts incurred for these items aggregated $7.6 million, $3.2 million, $3.5 million and $5.8 million for the year ended December 31, 1997, the nine months ended December 31, 1996, the three months ended March 31, 1996 and the year ended December 31, 1995, respectively. Life of Virginia charges affiliates for certain services and for the use of facilities and equipment which aggregated $4.6 million, $2.0 million, $1.0 million, and $10.0 million for the year ended December 31, 1997, the nine months ended December 31, 1996, the three months ended March 31, 1996, and the year ended December 31, 1995, respectively.

   (7)   Continued

         At December 31, 1997 and 1996, Life of Virginia held investments in securities of certain affiliates amounting to $2.6 million. Amounts included in net investment income related to these holdings totaled $0.1 million, $0.1 million, $0.2 million and $1.0 million for the year ended December 31, 1997, for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the year ended December 31, 1995, respectively.

         In January 1995, Life of Virginia dividend 100% of its Globe Life Insurance Company ("Globe") common stock to CICA, a subsidiary of Aon. At December 31, 1994, Globe had assets of $954.9 million, liabilities of $765.7 million and stockholders' equity of $189.2 million. The fair value of this dividend was $193.3 million.

         In 1995, Life of Virginia received from CICA, in the form of a capital contribution, fixed maturities with a fair value of $45.0 million.

         In January 1995, Life of Virginia transferred limited partnership investments with a fair value of $8.0 million and book value of $7.5 million, common stocks with a fair value of $5.6 million and book value of $3.4 million, and cash of $6.4 million to pay a $20.0 million dividend declared but not paid in 1994. A $2.7 million realized investment gain was recorded on this transfer.


   (8)   Litigation

         Life of Virginia is subject to numerous claims and lawsuits that arise in the ordinary course of business. In some of these cases the remedies that may be sought or damages claimed are substantial, including cases that seek punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Life of Virginia, on the basis of present information, availability of insurance coverage, and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of Life of Virginia.

   (9)   Financial Instruments

         Interest Rate Risk Management

         Life of Virginia used interest rate swap agreements to manage asset and liability durations relating to its capital accumulation annuity business. As of December 31, 1995, these swap agreements had the net effect of lengthening liability durations. Variable rates received on interest rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There was no settlement of underlying notional amounts.

         Life of Virginia performed frequent analyses to measure the degree of correlation associated with its derivative program. Life of Virginia assessed the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Realized gains and losses on derivatives that qualify as hedges were deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses were amortized into income over the life of the hedged item. The fair value of swap agreements hedging liabilities were not recognized in the consolidated statements of financial position.

         These interest rate swaps gave rise to credit risks due to possible non-performance by counterparties. The credit risk was generally limited to the fair value of those contracts that were favorable to Life of Virginia. Life of Virginia limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions. Life of Virginia closely monitored the credit worthiness of, and exposure to, its counterparties and considered its credit risk to be minimal.

         Life of Virginia had no interest rate swaps outstanding at December 31, 1997 and 1996.

         During the three months ended March 31, 1996 and the year ended December 31, 1995 Life of Virginia amortized $.6 million and $1.4 million, respectively, of net deferred losses relating to interest rate swaps into income.

         As of December 31, 1995, the principal swaps have maturities ranging from September 1999 to October 2000 and variable rates based on five year treasury rates. These swaps were terminated prior to March 31, 1996 resulting in a $1.1 million gain which was deferred.

(9)      Continued

         Other Financial Instruments

         Life of Virginia has certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1997 and December 31, 1996, totaled $16.7 million and $1.7 million, respectively.


         Fair Value of Financial Instruments

         Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments, or other intangible items related to Life of Virginia's business. Accordingly, care should be exercised in deriving conclusions about Life of Virginia's business or financial condition based on the fair value disclosures.

         The Company has no derivative financial instruments as defined by SFAS No. 119 at December 31, 1997, other than mortgage loan commitments of $67.7 million.

   (9)   Continued

         The carrying amount and fair value of certain of Life of Virginia's financial instruments are as follows:



                                                                 December 31, 1997         December 31, 1996
                                                               ------------------------------------------------
                                                                Carrying         Fair    Carrying         Fair
(millions)                                                        Amount        Value      Amount        Value
---------------------------------------------------------------------------------------------------------------
Assets:
   Fixed maturities and
      equity securities
       (note 2)                                              $  5,774.3      5,774.3     5,308.2      5,308.2
   Mortgage loans on
      real estate                                                 496.2        532.2       585.4        622.6
   Policy loans                                                   188.4        188.4       179.5        179.5
   Cash, short-term
      investments and
      receivables                                                 138.6        138.6       186.4        186.4
   Assets held in separate accounts                             4,066.4      4,066.4     2,762.7      2,762.7
------------------------------------------------------------------------------------------------------------

Liabilities:
   Investment type
      insurance contracts                                       3,113.8      3,100.7     3,055.0      3,027.6
   Commissions and
      general expenses                                             51.1         51.1        46.8         46.8
   Liabilities related to separate accounts                     4,066.4      4,066.4     2,762.7      2,762.7
------------------------------------------------------------------------------------------------------------



         See Note 1 regarding the method used to estimate fair values.

                                                     1
  (10)   Stockholders' Equity

         Generally, the capital and surplus of Life of Virginia available for transfer to the Parent are limited to the amounts that the statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by the Company without prior approval at December 31, 1997, is $51.8 million.

         Statutory net income (loss) and stockholders' equity is summarized below:


                                                                                         Preacquisition
                                                                            ------------------------------
                                                                 Nine months  Three months
                                                 Year ended            ended         ended
                                               December 31,     December 31,      March 31,    December 31,
(millions)                                             1997             1996           1996           1995
----------------------------------------------------------------------------------------------------------
Statutory net income                      $           73.9             69.7           (8.3)           53.9
Statutory stockholders' equity                       522.5            419.1          360.5           364.2
----------------------------------------------------------------------------------------------------------


         The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements to help regulators identify life insurers that may be inadequately capitalized. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1997 the Company's Total Adjusted Capital and Authorized Control Level
         - RBC were above the calculated minimum regulatory thresholds.

                                     PART C

                                OTHER INFORMATION




Item 24.  Financial Statements and Exhibits

(a)  Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits

   (1)(a) Resolution of Board of Directors of Life of Virginia authorizing the establishment of Separate Account 4. 12/

   (2)       Not applicable.

   (3)(a) Underwriting Agreement dated December 12, 1997 between The Life Insurance Company of Virginia and Capital Brokerage Corporation.12/

      (b)    Dealer Sales Agreement dated December 13, 1997.12/

   (4)(a)    Form of Policy. 14/

      (b)    Endorsements to Policy.
       (i)   IRA Endorsement  12/
       (ii)  Pension Endorsement 12/
       (iii) Section 403(b) Endorsement 12/
       (iv)  Guaranteed Minimum Death Benefit Rider 13/
       (v)   Optional Death Benefit at Death of Annuitant Endorsement 12/
       (vi)  Endorsement for Waiver of Surrender Charges 13/

   (5)(a)    Form of Application. 12/

   (6)(a) Certificate of Incorporation of The Life Insurance Company of Virginia. 12/

      (b)    By-Laws of The Life Insurance Company of Virginia. 12/

   (7)       Not Applicable.

   (8)       Not Applicable.

   (9)       Opinion and Consent of Counsel.14/

   (10)(a)   Consent of Counsel.14/

       (b)   Consent of Independent Auditors.14/

   (11)      Not Applicable.

   (12)      Not Applicable.

   (13)      Not Applicable.

   (14)      Power of Attorney dated April 16, 1997.11/

                                --------------------------


11/Incorporated herein by reference to post-effective amendment number 7 to the Registrant's registration statement on Form N-4, File No. 33-76334 filed with the Securities and Exchange Commission on May 1, 1997.

12/Incorporated herein by reference to post-effective amendment number 9 to the Registrant's registration statement on Form N-4, File No. 33-76334 filed with the Securities and Exchange Commission on May 1, 1998.

13/Incorporated herein by reference to post-effective amendment number 11 to the Registrant's registration statement on Form N-4, File No. 33-76334 filed with the Securities and Exchange Commission on July 17, 1998.

14/To be added by pre-effective amendment

Item 25.  Directors and Officers of Life of Virginia


                                                  Positions and Offices with
Name                     Address                  Depositor
Ronald V. Dolan          First Colony Life        Director and Chairman of the
                         700 Main Street          Board
                         Lynchburg, VA 24505
Pamela S. Schutz         Life of Virginia         Director and President
                         6610 W. Broad Street
                         Richmond, VA  23230
Selwyn L. Flournoy, Jr   Life of Virginia         Director and Senior Vice
                         6610 W. Broad Street     President
                         Richmond, VA 23230
Linda L. Lanam           Life of Virginia         Director and Senior Vice
                         6610 W. Broad Street     President
                         Richmond, VA 23230
Robert D. Chinn          Life of Virginia         Director and Senior Vice
                         6610 W. Broad Street     President - Agency
                         Richmond, VA 23230
Elliot Rosenthal         Life of Virginia         Senior Vice President -
                         6610 W. Broad Street     Investment Products
                         Richmond, VA 23230
Victor C. Moses          GE Financial Assurance   Director
                         601 Union Street, Ste.
                         5600
                         Seattle, WA 98101
Geoffrey S. Stiff        Life of Virginia         Director
                         6610 W. Broad Street
                         Richmond, VA 23230

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

                              ORGANIZATIONAL CHART

                            GENERAL ELECTRIC COMPANY

                                     (100%)

                                GENERAL ELECTRIC
                             CAPITAL SERVICES, INC.

                                     (100%)

                                GENERAL ELECTRIC
                              CAPITAL CORPORATION

                                     (100%)

                             GE FINANCIAL ASSURANCE
                                 HOLDINGS, INC.

                                     (100%)

                                GNA CORPORATION

                                     (100%)

                                GENERAL ELECTRIC
                           CAPITAL ASSURANCE COMPANY

                                     (80%)

                               THE LIFE INSURANCE
                                   COMPANY OF
                                    VIRGINIA

Item 27.  Number of Policyowners

  Not applicable.

Item 28.  Indemnification

  Section 13.1-698 and 13.1-702 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

  Section 5 of the By-Laws of Life of Virginia further provides that:

  (a) The Corporation shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements [sic], fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action, had no cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement [sic], order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, believed his conduct unlawful.

  (b) The Corporation shall indemnify each director, officer or employee of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement [sic] in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  (c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

  (d) Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Corporation unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

  (e) The Corporation shall have the power to make any other or further indemnity to any person referred to in this section except an indemnity against gross negligence or willful misconduct.

  (f) Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Corporation and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

  (g) The foregoing rights and indemnification shall not be exclusive of any other rights and indemnification to which the directors, officers and employees of the Corporation may be entitled according to law.



                                  *          *          *

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

  (a) Capital Brokerage Corporation is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable life insurance policies issued through Life of Virginia Separate Accounts I, II, III and V.

  (b)

                                                        Positions and Offices
Name                     Address                        with Depositor
Scott A. Curtis          GE Financial Assurance         President and Chief
                         6610 W. Broad St.              Executive Officer
                         Richmond, VA 23230
Stephen P. Joyce         GE Financial Assurance         Senior Vice President
                         777 Long Ridge Rd., Bldg. "B"
                         Stamford, CT 06927
Charles A. Kaminski      GE Financial Assurance         Senior Vice President
                         601 Union St., Ste. 5600
                         Seattle, WA 98101
Victor C. Moses          GE Financial Assurance         Senior Vice President
                         601 Union St., Ste. 5600
                         Seattle, WA 98101
Geoffrey S. Stiff        First Colony Life              Senior Vice President
                         700 Main St.
                         Lynchburg, VA 23219
Mary Catherine Yeagley   GE Financial Assurance         Senior Vice President
                         601 Union St., Ste. 5600
                         Seattle, WA 98101
Jeffrey I. Hugunin       GE Financial Assurance         Treasurer
                         6604 W. Broad St.
                         Richmond, VA 23230
John W. Attey            GE Financial Assurance         Vice President, Counsel
                         7125 W. Jefferson Ave., Ste.   & Assistant Secretary
                         200
                         Lakewood, CO 80235
Thomas W. Casey          GE Financial Assurance         Vice President & Chief
                         6604 W. Broad St.              Financial Officer
                         Richmond, VA 23230
Stephen N. DeVos         GE Financial Assurance         Vice President &
                         6604 W. Broad St.              Controller
                         Richmond, VA 23230
Scott A. Reeks           GE Financial Assurance         Vice President &
                         6610 W. Broad St.              Assistant Treasurer
                         Richmond, VA 23230
Edward J. Wiles, Jr.     GE Financial Assurance         Vice President, Counsel
                         777 Long Ridge Rd., Bldg. "B"  & Secretary
                         Stamford, CT 06927


Item 30.  Location of Accounts and Records

  All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Life of Virginia at its executive offices.


Item 31.  Management Services

  All management contracts are discussed in Part A or Part B of this Registration Statement.

Item 32.  Undertakings

  (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

  (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Life of Virginia at the address or phone number listed in the Prospectus.

STATEMENT PURSUANT TO RULE 6c-7

  Life of Virginia offers and will offer Policies to participants in the Texas Optional Retirement Program. In connection therewith, Life of Virginia and Account 4 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

SECTION 403(b) REPRESENTATIONS

  Life of Virginia represents that in connection with its offering of Policies as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SECTION 26(e)(2)(A) REPRESENTATION

  Life of Virginia hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life of Virginia.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Life of Virginia Separate Account 4, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, in the County of Henrico in the Commonwealth of Virginia, on the 1st of September, 1998.


            Life of Virginia Separate Account 4
               (Registrant)


  By: /s/ Selwyn L. Flournoy, Jr.
   __________________________________________
   Selwyn L. Flournoy, Jr.
   Senior Vice President
   The Life Insurance Company of Virginia


            The Life Insurance Company of Virginia
               (Depositor)


  By: /s/ Selwyn L. Flournoy, Jr.
     __________________________________________
     Selwyn L. Flournoy, Jr.
     Senior Vice President










Given under my hand this ______ day of ____________, 19___ in the City/County of _______________________, Commonwealth of Virginia.


---------------------------
Notary Public

---------------------------
My Commission Expires

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                           Title                               Date


/s/ RONALD V. DOLAN                 Director, Chairman of the Board     9/1/98
---------------
Ronald V. Dolan


/s/PAMELA S. SCHUTZ                 Director and President              9/1/98
---------------
Pamela S. Schutz

/s/ SELWYN L. FLOURNOY, JR.
---------------                     Director, Senior Vice President     9/1/98
Selwyn L. Flournoy, Jr.


/s/ LINDA L. LANAM                  Director, Senior Vice President     9/1/98
---------------
Linda L. Lanam


/s/ROBERT D. CHINN                  Director, Senior Vice President     9/1/98
---------------
Robert D. Chinn


/s/VICTOR C. MOSES                  Director                            9/1/98
---------------
Victor C. Moses

/s/GEOFFREY S. STIFF                Director                            9/1/98
---------------
Geoffrey S. Stiff



By /s/ Selwyn L. Flournoy, Jr.
   ______________________________, pursuant to Power of Attorney executed on April 16, 1997.

                                LIST OF EXHIBITS



Exhibits to be added by Pre-Effective Amendment